Ingersoll Rand

Notice of
Annual Meeting of Stockholders

2026 Proxy Statement



Making Life Better

 **For our Employees**

 **For our Customers**

 **For our Shareholders**

 **For our Planet**

www.irco.com



525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

April 24, 2026

Dear Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of Ingersoll Rand Inc. (the ''Annual Meeting'') to be held on Thursday, June 11, 2026 at 10:30 a.m., Eastern Time. The Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast. You will be able to attend the Annual Meeting, vote your shares electronically and submit your questions during the meeting via live audio webcast by visiting *www.virtualshareholdermeeting.com/IR2026*. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials, or on your proxy card (or voting instruction form) if you elected to receive proxy materials by mail or your e-delivery notice or as otherwise provided by your broker, as applicable. You will not be able to attend the Annual Meeting in person.

Please submit your proxy to have your shares voted promptly, whether or not you plan to attend the Annual Meeting. You may submit your proxy over the Internet, as well as by telephone or by mail. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

As permitted by the rules of the Securities and Exchange Commission, we are also pleased to be furnishing our proxy materials to stockholders primarily over the Internet. We believe this process expedites stockholders' receipt of the materials, lowers the costs of the Annual Meeting and conserves natural resources. We sent a Notice of Internet Availability of Proxy Materials on or about April 24, 2026, to our stockholders of record at the close of business on April 16, 2026. The notice contains instructions on how to access our Proxy Statement and 2025 Annual Report and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the notice.

Thank you for your continued support of Ingersoll Rand Inc.

Sincerely,

Vicente Reynal
Chief Executive Officer, President and Chairman of the Board of Directors



Notice of 2026 Annual Meeting of Stockholders



Date and Time
Thursday, June 11, 2026
10:30 a.m. Eastern Time



Virtual Meeting Information
You can attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting, by visiting *www.virtualshareholdermeeting.com/IR2026*. You will need to have your 16-Digit Control Number included on your Notice, or your proxy card (or voting instruction form) (if you received a printed copy of the proxy materials) or your e-delivery notice or as otherwise provided by your broker, as applicable to join the Annual Meeting.



Record date
April 16, 2026. Only stockholders of record at the close of business on April 16, 2026, are entitled to notice of, and to vote at, the Annual Meeting. Each stockholder of record is entitled to one vote for each share of common stock held at that time.

ITEMS OF BUSINESS

2026 PROPOSALS		BOARD VOTE RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
1	Election of the ten directors named in this Proxy Statement and nominated by our board of directors to serve until the 2027 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.	**FOR**	Page 12
2	Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.	**FOR**	Page 32
3	Non-binding vote to approve executive compensation.	**FOR**	Page 35
4	Approval of Ingersoll Rand Inc. 2026 Omnibus Incentive Plan	**FOR**	Page 71
5	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.		

You have three options for submitting your proxy before the Annual Meeting to have your shares voted at the Annual Meeting:

- Internet, through computer or mobile device such as a tablet or smartphone;
- Telephone; or
- Mail.

Please submit your proxy as soon as possible to record your vote promptly, even if you plan to attend the Annual Meeting via the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on Thursday, June 11, 2026: **The Proxy Statement and 2025 Annual Report to Stockholders, which includes the Annual Report on Form 10-K for the year ended December 31, 2025, are available at** ***www.proxyvote.com (a site that does not have "cookies" that identify visitors to the site).***

By Order of the Board of Directors,

Andrew Schiesl
Corporate Secretary
April 24, 2026
Davidson, North Carolina

Table of Contents



Web links throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.

General Information

WHY AM I BEING PROVIDED WITH THESE MATERIALS?

We first sent a Notice of Internet Availability of Proxy Materials and made these proxy materials available to you via the Internet on or about April 24, 2026 or, upon your request, have delivered printed versions of these proxy materials to you by mail in connection with the solicitation by the Board of Directors (the "Board" or "Board of Directors") of Ingersoll Rand Inc. (the "Company" or "Ingersoll Rand") of proxies to be voted at our Annual Meeting of Stockholders to be held on June 11, 2026 ("Annual Meeting"), and at any postponements or adjournments of the Annual Meeting. Directors, officers and other Company employees also may solicit proxies by telephone or otherwise. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. The Annual Meeting will be a virtual meeting of stockholders. You will be able to attend the Annual Meeting, vote your shares electronically and submit your questions during the meeting via live audio webcast by visiting *www.virtualshareholdermeeting.com/IR2026*. To participate in the meeting, you must have your 16-Digit Control Number included in the Notice, or if you received a printed copy of the proxy materials, in your proxy card (or voting instruction form) that accompanied your proxy materials or e-delivery notice or as provided by your broker, as applicable. You will not be able to attend the Annual Meeting in person.

WHAT AM I VOTING ON?

There are four proposals scheduled to be voted on at the Annual Meeting:

1   The election of ten director nominees listed herein (the "Director Election Proposal").

2   Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026 (the "Ratification Proposal").

3   Approval, in a non-binding advisory vote, of the compensation paid to the named executive officers (the "Say on Pay Proposal").

4   Approval of the Ingersoll Rand Inc. 2026 Omnibus Incentive Plan ("2026 Omnibus Incentive Plan Proposal")

WHO IS ENTITLED TO VOTE?

Stockholders as of the close of business on April 16, 2026 (the "Record Date") may vote at the Annual Meeting. As of that date, there were 391,332,297 shares of common stock outstanding. You have one vote for each share of common stock held by you as of the Record Date, including shares:

- Held directly in your name as "stockholder of record" (also referred to as "registered stockholder");

- Held for you in an account with a broker, bank or other nominee (shares held in "street name"). Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or nominee how to vote their shares; and

WHAT CONSTITUTES A QUORUM?

The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at the Annual Meeting must be present in person or represented by proxy to constitute a quorum for the Annual Meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by "broker non-votes" that are present and entitled to vote at the Annual Meeting also are counted for purposes of determining a quorum. However, as described below under "How are votes counted?", if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote").

WHAT IS A "BROKER NON-VOTE"?

A broker non-vote occurs when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares, (2) the broker lacks the authority to vote the shares at his/her discretion and (3) there is at least one other proposal on the ballot with respect to which the broker has authority to vote the shares at his/her discretion. Under current New York Stock Exchange interpretations that govern broker non-votes, the Director Election Proposal, Say on Pay Proposal and 2026 Omnibus Incentive Plan Proposal are considered non-discretionary matters and a broker will lack the authority to vote shares at his/her discretion on such proposals. The Ratification Proposal, however, is considered a discretionary or "routine" matter and therefore, a broker may exercise his/her discretion to vote for or against that proposal in the absence of your instructions.

HOW MANY VOTES ARE REQUIRED TO APPROVE EACH PROPOSAL?

With respect to the Director Election Proposal, each director nominee is elected at the Annual Meeting by a "majority vote" standard in uncontested elections, which means that for each of the director nominees, the number of shares voted "FOR" must exceed the total number of shares voted "AGAINST" such nominee for director in order to be elected (with "abstentions" and "broker non-votes" not counted as votes cast either "FOR" or "AGAINST" that director's election). There is no cumulative voting. Any incumbent director nominee who fails to receive a majority of the votes cast in an uncontested election shall offer to tender his or her resignation to the Board in accordance with the policies and procedures adopted by the Board from time to time. In accordance with such policies and procedures, the Nominating and Corporate Governance Committee, or such other committee designated by the Board, will make a recommendation to the Board on whether to accept or reject such resignation, or whether other action should be taken, and the Board will act taking into account the Nominating and Corporate Governance Committee's or such other committee's recommendation and publicly disclose its decision within ninety (90) days from the date of the certification of the election results.

With respect to the Ratification Proposal, Say on Pay Proposal and 2026 Omnibus Incentive Plan Proposal, approval requires the affirmative vote of the holders of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on each such proposal, which means that the number of shares voted "FOR" each proposal must exceed the total number of shares voted "AGAINST" or "ABSTAIN" at the Annual Meeting. While the Ratification Proposal and Say on Pay Proposal are advisory in nature and non-binding, the Board will review the voting results and will consider the results of the Say on Pay vote when making future decisions regarding executive compensation.

HOW ARE VOTES COUNTED?

With respect to the Director Election Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each nominee. Abstentions and broker non-votes will have no effect on the outcome of the Director Election Proposal.

With respect to the Ratification Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as a vote "AGAINST" the Ratification Proposal. There are no broker non-votes with respect to the Ratification Proposal as brokers are permitted to exercise discretion to vote uninstructed shares on this proposal.

With respect to the Say on Pay Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as a vote "AGAINST" the Say on Pay Proposal and broker non-votes will have no effect on the outcome of the Say on Pay Proposal.

With respect to the 2026 Omnibus Incentive Plan Proposal, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as a vote "AGAINST" the 2026 Omnibus Incentive Plan Proposal and broker non-votes will have no effect on the outcome of the 2026 Omnibus Incentive Plan Proposal.

If you just sign and submit your proxy card without voting instructions, your shares will be voted "FOR" each director nominee listed herein and "FOR" the Ratification Proposal, Say on Pay Proposal and 2026 Omnibus Incentive Plan Proposal, as recommended by the Board and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.

WHO WILL COUNT THE VOTE?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes, and representatives of Carl Hagberg & Associates will act as inspectors of election.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?

Our Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board set forth in the Director Election Proposal.

- "FOR" the Ratification Proposal.

- "FOR" the Say on Pay Proposal.

- "FOR" the 2026 Omnibus Incentive Plan Proposal.

HOW CAN I ATTEND AND VOTE AT THE VIRTUAL ANNUAL MEETING?

Any stockholder can attend the Annual Meeting live online at *www.virtualshareholdermeeting.com/IR2026*. If you were a stockholder as of the Record Date, you can vote electronically if you attend the Annual Meeting via the Internet. A summary of the information you need to attend the Annual Meeting via the Internet is provided below:

- Instructions on how to attend and participate via the Internet are posted at *www.virtualshareholdermeeting.com/IR2026*;

- Assistance with questions regarding how to attend and participate via the Internet will be provided at *www.virtualshareholdermeeting.com/IR2026* on the day of the Annual Meeting;

- Technical support and assistance will be provided at *www.virtualshareholdermeeting.com/IR2026* on the day of the Annual Meeting and during the Annual Meeting;

- Stockholders may vote and submit questions while attending the Annual Meeting via the Internet; and

- You will need your 16-Digit Control Number to enter the Annual Meeting.

WILL I BE ABLE TO PARTICIPATE IN THE VIRTUAL ANNUAL MEETING ON THE SAME BASIS I WOULD BE ABLE TO PARTICIPATE IN A LIVE ANNUAL MEETING?

The Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast and a replay will be available at https://investors.irco.com/home/default.aspx under "Events & Presentations." The online meeting format for the Annual Meeting will enable full and equal participation by all our stockholders from any place in the world at little to no cost.

We designed the format of the virtual Annual Meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. We will take the following steps to ensure such an experience:

- Providing stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and

- Answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination.

We will have technicians ready to assist you with any technical difficulties you may have in accessing the live webcast. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start time of the Annual Meeting. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear audio prior to the start of the Annual Meeting. Please note that the technical assistance phone number is not for retrieving lost or misplaced control numbers.

HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

If you are a stockholder of record, you may have your shares voted by granting a proxy. Specifically, you may submit your proxy:



By Internet
If you have Internet access, you may submit your proxy by going to *www.proxyvote.com* and by following the instructions on how to complete an electronic proxy card. You will need the 16-Digit Control Number included on your Notice, or your proxy card (or voting instruction form) or notice of e-delivery in order to vote by Internet.



By Telephone
If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-Digit Control Number included on your Notice, or your proxy card (or voting instruction form), or e-delivery notice in order to vote by telephone.



By Mail
You may submit your proxy by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

If you hold your shares in street name, you may also submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time on June 10, 2026 for the voting of shares held by stockholders of record or held in street name.

Mailed proxy cards or voting instruction forms, with respect to shares held of record or in street name, as applicable, must be received no later than June 10, 2026.

HOW CAN I VOTE THE SHARES I HOLD THROUGH AN EMPLOYEE SAVINGS PLAN?

If you participate in the Ingersoll Rand Retirement Savings Plan, you may give voting instructions to the plan trustee with respect to the shares of our common stock that are associated with your plan account by completing the voting instruction card or email notice you receive. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given instructions by following the instructions provided by the trustee.

The deadline to submit your instructions to the trustee if you hold shares through the Ingersoll Rand Retirement Savings Plan is 11:59 p.m., Eastern Time on June 8, 2026.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE ON OR ABOUT THE SAME TIME?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each Notice you receive.

MAY I CHANGE MY VOTE OR REVOKE MY PROXY?

You may change your vote and revoke your proxy at any time prior to the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), by providing a written notice of revocation to the Company's Corporate Secretary at Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036 prior to your shares being voted, or by attending the Annual Meeting via the Internet and voting. Attendance at the meeting via the Internet will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee following the instructions it has provided.

COULD OTHER MATTERS BE DECIDED AT THE ANNUAL MEETING?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

Election of Directors

Upon the recommendation of the Nominating and Corporate Governance Committee, the full Board of Directors has considered and nominated the following slate of nominees to stand for re-election for a one-year term expiring at the 2027 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified:

NAME	AGE	POSITION
Vicente Reynal	51	Chief Executive Officer, President and Chairman of the Board of Directors
William P. Donnelly	64	Independent Lead Director
Jerome Guillen	53	Independent Director
Jennifer Hartsock	49	Independent Director
John Humphrey	60	Independent Director
Marc E. Jones	67	Independent Director
Aurobind Satpathy	55	Independent Director
JoAnna L. Sohovich	54	Independent Director
Mark P. Stevenson	63	Independent Director
Michelle Swanenburg	59	Independent Director

The biographies and qualifications of the ten director nominees in this Proposal No. 1 are set forth below under the heading "Director Biographies and Qualifications."

> **Your Board of Directors recommends that you vote "FOR" the election of each of the Director nominees named above.**

DIRECTOR BIOGRAPHIES AND QUALIFICATIONS

The following information describes the offices held, other business directorships and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the director nominee should serve as a director.



Vicente
Reynal

Years of Service: 10

Age: 51

Vicente Reynal has served as our chief executive officer, president and member of our Board of Directors since January 2016. Mr. Reynal was appointed chairman of our Board of Directors in November 2021. Mr. Reynal is responsible for leading the Company and driving its overall growth and profitability as a global supplier of innovative and application-critical flow control products, services and solutions. Mr. Reynal joined Gardner Denver in May 2015 as the president of our Industrials segment. Before joining Gardner Denver, Mr. Reynal spent 11 years at Danaher Corporation, a designer and manufacturer of professional, medical, industrial and commercial products and services, where he served in a progression of senior leadership roles. Prior to joining Danaher, Mr. Reynal served in various operational and executive roles at Thermo Fisher Scientific and AlliedSignal Corp. (which merged with Honeywell, Inc. to become Honeywell International, Inc. in 1999). Mr. Reynal serves on the board of directors for American Airlines. In addition, Mr. Reynal serves on the board of Ownership Works and is an active advocate of broad-based shared ownership programs that make every employee an owner. Mr. Reynal holds a bachelor of science degree in Mechanical Engineering from Georgia Institute of Technology and master of science degrees in both mechanical engineering and technology & policy from Massachusetts Institute of Technology.

> **Mr. Reynal has more than 25 years of experience in corporate strategy, new product development, general management processes and operations leadership with companies in the industrial, energy and life sciences industries.**



William P.
Donnelly

Years of Service: 9

Age: 64

William P. Donnelly has been a member of our Board of Directors since May 2017 and was appointed Lead Director in November 2021. Mr. Donnelly joined Mettler-Toledo International Inc. in 1997 and from 2014 until his retirement in December 2018, was its executive vice president responsible for finance, investor relations, supply chain and information technology. From 1997 to 2002 and from 2004 to 2014 Mr. Donnelly served as Mettler-Toledo's chief financial officer. From 2002 to 2004, he served as division head of Mettler-Toledo's product inspection and certain lab businesses. From 1993 to 1997, Mr. Donnelly served in various senior financial roles, including chief financial officer, of Elsag Bailey Process Automation, NV and prior to that, he was an auditor with PricewaterhouseCoopers LLP from 1983 to 1993. Mr. Donnelly currently serves as the Chairman of the board of directors of Quanterix Corporation and as a member of the board of directors of T. Rowe Price Group, Inc. Mr. Donnelly received a bachelor of science in business administration from John Carroll University.

> **Mr. Donnelly has many years of experience with publicly held industrial and life science companies, including as chief financial officer and with leadership roles in strategy and operations and experience with respect to organic growth and product innovation.**



Jerome Guillen

Years of Service: <1

Age: 53

Jerome Guillen joined our Board of Directors in 2026. Mr. Guillen spent more than two decades in leadership positions in the automotive and transportation industries, most recently as a president at Tesla, Inc. At Tesla, he held functional leadership across engineering, sales, supply chain, and manufacturing, and played a key role in launching the Model S and Semi Truck programs, advancing production efficiency, automation, and sustainable technologies. Prior to Tesla, he held leadership roles at Daimler AG and McKinsey & Company, focusing on product development, innovation, and operations excellence. Currently, Guillen advises several technology organizations on innovative technologies: from an emerging startup on orchestration of models to one of the largest hyperscalers for data centers. He also is a member of the Board of Directors of Vale Base Metals. Mr. Guillen holds degrees in engineering from ENSTA (Ecole Nationale Supérieure de Techniques Avancees) and from ETSII (Escuela Técnica Superior de Ingenieros Industriales) and a Doctor of Engineering from the University of Michigan.

> **Mr. Guillen's experience of driving innovation and operational excellence supports our commitment to delivering sustainable organic growth and industry-leading solutions for our customers.**



Jennifer Hartsock

Years of Service: 3

Age: 49

Jennifer Hartsock joined our Board of Directors in January 2023. Ms. Hartsock is an industry-recognized digital executive with international experience and proven success leading global technology organizations. She currently serves as the chief information and digital officer at Cargill, Inc., a privately held American corporation that provides products, services and insights to food, agriculture, financial and industrial customers in more than 125 countries. Ms. Hartsock manages the company's global technology portfolio, which includes developing and executing technology, digital and data strategies to enable Cargill's key growth priorities. Prior to joining Cargill, Ms. Hartsock served as chief information officer of Baker Hughes. While there, she also led the Digital Technology team that was responsible for delivering digital connectivity of devices and other technologies to enable connected customer solutions. Earlier in her career, she served as chief information officer at Cameron International and spent 17 years with Caterpillar Inc., during which she served as group chief information officer for its Construction Industries segment. Ms. Hartsock holds a bachelor's degree in applied computer science from Illinois State University.

> **Ms. Hartsock has significant experience and leadership in digital transformation, which closely aligns with our focus on expanding our product and service innovation in the areas of digitization and IIoT. In addition, her deep understanding of global manufacturing and broad industrial technology experience supports our expansion into sustainable end markets and growth through strategic acquisitions.**



John
Humphrey

Years of Service: 8

Age: 60

John Humphrey has been a member of our Board of Directors since February 2018. In 2017, Mr. Humphrey retired from Roper Technologies, a company that designs and develops software and engineered products and solutions for healthcare, transportation, food, energy, water, education and other niche markets worldwide. At Roper, he served from 2011 to 2017, as executive vice president and chief financial officer, and from 2006 to 2011, as vice president and chief financial officer. Prior to joining Roper, Mr. Humphrey spent 12 years with Honeywell International, Inc. and its predecessor company, AlliedSignal, in a variety of financial leadership positions. Mr. Humphrey's earlier career included six years with Detroit Diesel Corporation, a manufacturer of heavy-duty engines, in a variety of engineering and manufacturing management positions. He is a member of the board of directors of EnPro Industries, Inc. and O-I Glass, Inc. Mr. Humphrey received a bachelor of science degree in industrial engineering from Purdue University and a master of business administration from the University of Michigan.

Mr. Humphrey has many years of experience at manufacturing companies and leading inorganic growth, including experience as the chief financial officer and board member of a publicly held company. His experience with respect to inorganic growth closely supports a pillar of our growth strategy.



Marc E.
Jones

Years of Service: 7

Age: 67

Marc E. Jones has been a member of our Board of Directors since December 2018. He has served as the chairman, president and chief executive officer of Aeris Communications, Inc., a provider of machine to machine and Internet of Things communications services, since 2008, and as the chairman of Aeris since 2005. Mr. Jones also served as chairman of Visionael Corporation, a network service business software and service provider, from 2004 to 2009 and as president and chief executive officer of Visionael from 1998 to 2004. Prior to joining Visionael, Mr. Jones served as president and chief operating officer of Madge Networks, a supplier of networking hardware, from 1993 to 1997; senior vice president, Integrated System Products at Chips and Technologies, Inc., one of the first fabless semiconductor companies, from 1988 to 1992; and senior vice president, corporate finance at LF Rothschild Unterberg Towbin & Co., a merchant and investment banking firm, from 1986 to 1987. Mr. Jones currently serves on the board of trustees of Stanford University and as the chair of the board of Stanford Healthcare. In addition, he serves on the board of directors of CDW Corporation. Mr. Jones holds both a bachelor of arts in political science and a juris doctor from Stanford University.

Mr. Jones has held senior leadership roles, including chief executive officer, at several technology companies and also has experience in senior financial leadership roles and a background in law. His technology background is invaluable as we harness the megatrend of digitization and its impact on our business.



Aurobind **Satpathy**

Years of Service: 1

Age: 55

Aurobind Satpathy has been a member of our Board of Directors since July 2025. Mr. Satpathy currently serves as a senior partner at McKinsey & Company, a global management consulting firm. During his nearly 30-year career with McKinsey & Company, Mr. Satpathy led multi-billion-dollar mergers, guided companies through public-to-private transitions, and architected growth strategies that resulted in increases in market capitalization. In addition, Mr. Satpathy led global technology-enablement efforts within McKinsey's Operations practice and held leadership roles across several offices, practices, and global committees. Mr. Satpathy serves as a member of the board of directors of Potter Global Technologies and the board of advisors of Brick, a digital health startup. He holds a BS in Engineering from the Indian Institute of Technology and a master of engineering from the University of Houston, as well as a master of business administration from Carnegie-Mellon University.

> Mr. Satpathy's leadership in high-impact engagements across diverse industries demonstrates his deep expertise in aligning strategy with execution and supports the Company's focus on unlocking value through bold, data-driven insights.



JoAnna L. **Sohovich**

Years of Service: 3

Age: 54

JoAnna L. Sohovich joined our Board of Directors in 2023. Ms. Sohovich is the Chair of the Board of Directors for Chamberlain Group, a role she assumed on January 1, 2022 after serving as the Chief Executive Officer of Chamberlain Group from February 2016 until December 31, 2021. Prior to that, from January 2015 to February 2016, she was the Global President, STANLEY Engineered Fastening at Stanley Black & Decker, Inc. where she led a global technology and manufactured goods business. Before being appointed to this position in 2015, she served as Global President, Industrial & Automotive Repair since 2012 and, prior to that, Industrial & Automotive Repair President – North America, Asia and Emerging Regions since 2011, both at Stanley Black & Decker, Inc. From 2001 to 2011, Ms. Sohovich served in several roles of increasing responsibility at Honeywell International, including President, Security & Communications from 2010 to 2011 emphasizing new product development and innovation, Vice President & General Manager, Commercial Building Controls from 2008 to 2010 leading growth initiatives across a broad commercial building controls portfolio, and Integration Leader from 2007 to 2008 resulting in Honeywell's successful acquisition and integration of Maxon Corporation. Ms. Sohovich served as General Manager, Building Controls Field Devices from 2005 to 2007 and Vice President, Six Sigma for Honeywell from 2004 to 2005. Her earlier experience includes plant management, repair and overhaul shop management, quality management and service as an officer in the United States Navy. From 2014 until 2025, Ms. Sohovich also served on the Board of Directors of Barnes Group Inc. and as Chair of the Compensation and Management Development Committee and as a member of the Executive Committee of the Board of Directors for Barnes Group Inc. She received a bachelor of science in economics from the United States Naval Academy and a master of business administration from Santa Clara University.

> Ms. Sohovich has extensive executive management and leadership experience, broad knowledge of industrial manufacturers, and direct experience in driving digitally focused product innovation and strategic growth initiatives, which experience is relevant to our product and service innovation in the areas of digitization and IIoT.



Mark P. **Stevenson**

Years of Service: 4

Age: 63

Mark P. Stevenson joined our Board of Directors in July 2022. Mr. Stevenson currently serves as senior advisor for General Atlantic, a leading global growth equity firm and as a senior partner at Flagship Pioneering, a life sciences venture capital company that invests in biotechnology, life sciences, health and sustainability companies. He is the former executive vice president and chief operating officer of Thermo Fisher Scientific Inc., a Fortune 100 company and world leader in serving science through its life science solutions, analytical instruments, specialty diagnostics and laboratory products and biopharma services. He held this role from 2017 until his retirement in 2022. He joined the company in 2014 as executive vice president and president of Life Sciences Solutions through the acquisition of Life Technologies. Mr. Stevenson previously served as president and chief operating officer of Life Technologies, and president and chief operating officer of Applied Biosystems prior to its merger with Invitrogen Corporation in 2008. He is a member of the board of directors of Qiagen N.V. He has a master of business administration from Henley Management College, United Kingdom, and a bachelor's degree in chemistry from the University of Reading, United Kingdom.

> Mr. Stevenson's experience in leading a growth compounder in sustainable end markets such as life sciences and medical aligns closely with our long-term strategy of expansion in high growth sustainable end markets.



Michelle **Swanenburg**

Years of Service: 1

Age: 59

Michelle Swanenburg joined our Board of Directors in April 2025. Ms. Swanenburg is the Head of Human Resources at T. Rowe Price (NASDAQ: TROW), a premier global asset management organization with total assets under management of $1.61 trillion as of December 31, 2025. She is a member of the firm's Management Committee, the Strategic Operating Committee, the Enterprise Risk Management Committee, the Management Compensation and Development Committee, and the Corporate Strategy Committee. Prior to her current role, which commenced in December 2019, she served as the Head of Human Resources at Oaktree Capital Management for four years. Before joining Oaktree Capital Management, she began her career at T. Rowe Price, holding roles of increasing responsibility in human resources. She earned a bachelor's degree and a master's degree in human resources development from Towson University. She currently serves as a board member for The Waterfront Partnership of Baltimore Inc. and is a member of the President's Advisory Council at Stevenson University.

> Ms. Swanenburg's experience in human resources, succession planning, talent acquisition, performance management, and compensation supports our Deploy Talent strategic imperative and the development of our corporate culture and leadership teams.

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS

Our Board manages or directs the business and affairs of the Company, as provided by Delaware law, and conducts its business through meetings of the Board and four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee.

Our Board evaluates the Company's corporate governance policies on an ongoing basis with a view towards maintaining the best corporate governance practices in the context of the Company's current business environment and aligning our governance practices closely with the interests of our stockholders.

GOVERNANCE HIGHLIGHTS

We believe our corporate governance aligns with best practices and enhances the rights of our stockholders. We have a declassified Board, a majority voting standard in the election of directors, and no supermajority voting requirements in our Certificate of Incorporation or Third Amended and Restated Bylaws (the "Bylaws"). Our Bylaws also contain a "proxy access" provision which allows eligible stockholders to nominate candidates for election to our Board and include such candidates in our proxy statement and proxy card subject to the terms, conditions, procedures and deadlines set forth in our Bylaws. We believe these governance structures provide our stockholders with a more meaningful voice in various corporate matters.

Furthermore, the Company's Corporate Governance Guidelines provide for the role of Lead Director of the Board in the event that the Chair of the Board is not an independent director, which reflects the Company's continued commitment to enhanced corporate governance best practices. The Lead Director is elected by a plurality vote of the independent directors, or via unanimous vote of the independent directors if via written consent action, and serves until the Board meeting immediately following the third anniversary of appointment, provided, however, the Board may extend such term by any length up to the fifth anniversary of the Board meeting immediately following the appointment. The duties and responsibilities of the Lead Director are set forth in the Company's Corporate Governance Guidelines which is available on our website at www.irco.com under "Investors: Governance: Governance Documents & Charters: Corporate Governance Guidelines."

Additionally, our Sustainability Committee focuses on overseeing and advising the Board on the Company's sustainability strategies and initiatives, including reviewing the overall sustainability, corporate social responsibility, and human capital management strategies, initiatives and goals. We believe that a separate committee focused on these critical topics provides greater oversight and attention than simply having these matters addressed by an existing Board committee.

Our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board as described under "—Communications with the Board" below.

COMMUNICATIONS WITH THE BOARD

As described in our Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of the Board, including the chairperson of the Audit, Compensation, Sustainability or Nominating and Corporate Governance Committee or the non-management or independent directors as a group, may do so by addressing such communications or concerns to the Secretary of the Company, 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036.

DIRECTOR INDEPENDENCE AND INDEPENDENCE DETERMINATIONS

Under our Corporate Governance Guidelines and New York Stock Exchange ("NYSE") rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company or any of its subsidiaries.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require our Board of Directors to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, our Board of Directors will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board of Directors has determined that each of William P. Donnelly, Jerome Guillen, Jennifer Hartsock, John Humphrey, Marc E. Jones, Aurobind Satpathy, Mark P. Stevenson, JoAnna L. Sohovich and Michelle Swanenburg is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership.

Our Board also has determined that each of Messrs. Donnelly and Humphrey and Mses. Hartsock and Sohovich is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each of Messrs. Guillen, Jones and Stevenson and Mses. Hartsock and Swanenburg is "independent" for purposes of Section 10C(a)(3) of the Exchange Act.

Additionally, the Board previously determined that (i) Ms. Kirk E. Arnold and Gary D. Forsee were also "independent" including with respect to Compensation Committee membership, in the case of Ms. Kirk E. Arnold, and "independent" with respect to the Audit Committee for Mr. Gary D. Forsee, for the portion of the 2025 fiscal year during which each served as a director.

In sum, all of our current members of our Board of Directors have been determined to be independent other than Mr. Reynal, our Chief Executive Officer.

ANNUAL INDEPENDENT BOARD ASSESSMENT

Each year, our Board of Directors and each of its committees conducts an assessment of its performance. This assessment is overseen and facilitated by an independent firm. This independent firm conducts the assessment through a survey process and communicates the results with our Board chair and the chair of each of the committees. The results are then discussed with the full Board of Directors and, if needed, actions are formulated and executed that address any areas of opportunity identified through the assessment.

INCUMBENT DIRECTOR QUALIFICATIONS

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to our Company during their respective term, including the number of meetings attended, level of participation, quality of performance and any relationships and transactions that might impair such directors' independence. In addition, pursuant to our Corporate Governance Guidelines, no person shall be nominated by the Board to serve as a director after he or she has passed his or her 75th birthday, unless the Board has voted to waive the mandatory retirement age for such director at the time of nomination.

BOARD LEADERSHIP STRUCTURE

Our Board of Directors is led by Mr. Reynal, our Chairman, and Mr. Donnelly our Lead Director. Mr. Reynal serves in a combined role of Chief Executive Officer and Chairman, which provides the significant advantages of our Chairman having extensive experience with the business and ongoing executive responsibility for the Company. We believe these advantages bolster the Company's ability to execute on its strategic imperatives and deliver stockholder value. Consistent with best governance practices, we created the Lead Director role to work closely with our Chairman. This role is held by Mr. Donnelly and is designed to help coordinate the efforts of the independent and non-management directors to ensure objective judgment with respect to sensitive issues involving the management of the Company and, in particular, the performance of senior management. The responsibilities of our Lead Director are outlined in our Corporate Governance Guidelines.

We believe that the combined role of Chief Executive Officer and Chairman, together with our Lead Director role and the other elements of our corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of our business and affairs that enables appropriate corporate governance. The Board believes that a combined Chairman and Chief Executive role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Director with a clearly defined role and set of responsibilities where the Chairman is not independent. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board does not currently have a policy as to whether the role of Chairman and the Chief Executive Officer should be separate and believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chairman and Chief Executive Officer positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time given the then-current circumstances. Our Corporate Governance Guidelines provide that, in order to maintain the independent integrity of our Board, if the Chairman of the Board is not an independent director, the Board may appoint an independent director as Lead Director. See "Governance Highlights" above for further discussion of the Lead Director role.

We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions. We also believe it is critically important for our Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time.

BOARD COMMITTEES AND MEETINGS

The following table summarizes the current membership of each of the Board's Committees.

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	SUSTAINABILITY COMMITTEE
William P. Donnelly	● Member		● Chair	
Jerome Guillen		● Member		● Member
Jennifer Hartsock	● Member	● Member		
John Humphrey	● Chair			● Member
Marc E. Jones		● Member		● Chair
Aurobind Satpathy			● Member	● Member
JoAnna L. Sohovich	● Member		● Member	
Mark P. Stevenson		● Member	● Member	
Michelle Swanenburg		● Chair		● Member
Number of meetings held in 2025	4	5	5	3

● Chair   ● Member

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members and the annual meeting of stockholders. During 2025, the Board held four meetings. All current members of the Board nominated for re-election per Proposal No. 1 attended more than 75% (which is the minimum required attendance) of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served). All current directors that were serving at the time of last year's annual meeting attended last year's annual meeting of stockholders.

Audit Committee

Our Audit Committee currently consists of Messrs. Donnelly and Humphrey and Mses. Hartsock and Sohovich, with Mr. Humphrey serving as Chair. All members of the Audit Committee have been determined to be ''independent,'' consistent with our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and audit committees in particular. Our Board has determined that each of the members of the Audit Committee is ''financially literate'' within the meaning of the listing standards of the NYSE. In addition, our Board has determined that Messrs. Donnelly and Humphrey qualify as audit committee financial experts as defined by applicable Securities and Exchange Commission (''SEC'') rules. The Board reached its conclusion as to Mr. Donnelly's qualification based on, among other things, Mr. Donnelly's experience as the Chief Financial Officer of Mettler-Toledo International Inc. and as an auditor with PriceWaterhouseCoopers LLP. The Board reached its conclusion as to Mr. Humphrey's qualification based on, among other things, Mr. Humphrey's experience as the Chief Financial Officer of Roper Technologies.

The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Audit Committee Charter, and include the following:

- overseeing the adequacy and integrity of our financial statements and our financial reporting disclosure practices;

- overseeing the soundness of our system of internal controls to assure compliance with financial and accounting requirements, our system of disclosure controls and procedures and compliance with ethical standards adopted by the Company;

- retaining and reviewing the qualifications, performance and independence of our independent auditor;

- overseeing our general risk management strategy including its technology security program and guidelines and policies relating to risk assessment and risk management, and management's plan and execution of appropriate risk mitigation strategies which include risk monitoring and controls;

- overseeing our internal audit function;

- reviewing and approving or ratifying all transactions between us and any ''Related Persons'' (as defined in the federal securities laws and regulations) that are required to be disclosed to Item 404(a) of Regulation S-K promulgated under the Exchange Act; and

- reviewing and discussing with management compliance with our Code of Conduct.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Audit Committee include reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements and quarterly financial statements prior to inclusion in our Annual Report on Form 10-K or other public dissemination in accordance with applicable rules and regulations of the SEC. The Audit Committee also prepares the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

The charter of the Audit Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Audit Committee has the authority under its charter to engage independent counsel and other advisors as it deems necessary or advisable.

On behalf of the Board, the Audit Committee plays a key role in the oversight of the Company's risk management policies and procedures. See ''Oversight of Risk Management'' below.

Compensation Committee

Our Compensation Committee currently consists of Messrs. Guillen, Jones and Stevenson and Mses. Hartsock and Swanenburg, with Ms. Swanenburg serving as chair. All members of our Compensation Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and compensation committees in particular. Additionally, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Compensation Committee Charter, and include the following:

- establishing and reviewing the overall compensation philosophy of the Company;

- reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer and other executive officers' compensation, including annual performance objectives, if any;

- evaluating the performance of the Chief Executive Officer in light of these corporate goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the annual salary, bonus, equity-based incentives and other benefits, direct and indirect, of the Chief Executive Officer;

- reviewing and approving or making recommendations to the Board on the annual salary, bonus, equity and equity-based incentives and other benefits, direct and indirect, of the other executive officers;

- reviewing and approving, or making recommendations to the Board with respect to incentive-compensation plans and equity-based plans that are subject to the approval of the Board, and overseeing the activities of the individuals responsible for administering those plans;

- reviewing and approving equity compensation plans of the Company that are not otherwise subject to the approval of the Company's stockholders;

- reviewing and making recommendations to the Board, or approving, all equity-based awards, including pursuant to the Company's equity-based plans;

- monitoring compliance by executives with the rules and guidelines of the Company's equity-based plans; and

- overseeing management evaluation and overseeing and approving the management continuity planning process.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of and recommending the Compensation Discussion and Analysis to the Board for inclusion in our annual proxy statement or Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more officers of the Company the authority to make awards to any non-Section 16 officer of the Company under the Company's incentive-compensation or other equity-based plan, subject to compliance with the plan and the laws of the state of the Company's jurisdiction. In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

For a description of our processes and procedures for the determination of executive and director compensation, see the "Compensation Discussion and Analysis" and "Director Compensation in Fiscal 2024—Description of Director Compensation" sections of this Proxy Statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Messrs. Donnelly, Satpathy and Stevenson and Ms. Sohovich with Mr. Donnelly serving as chair. All members of our Nominating and Corporate Governance Committee have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The duties and responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Nominating & Corporate Governance Committee Charter, and include the following:

- identifying and recommending nominees for election to the Board of Directors;

- reviewing the composition and size of the Board of Directors;

- overseeing an annual evaluation of the Board of Directors and each committee;

- regularly reviewing our corporate governance documents, including our Restated Certificate of Incorporation and Bylaws and Corporate Governance Guidelines; and

- recommending members of the Board of Directors to serve on committees of the Board.

The charter of the Nominating and Corporate Governance Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Nominating and Corporate Governance Committee has the authority under its charter to retain outside counsel or other experts as it deems necessary or advisable.

Sustainability Committee

Our Sustainability Committee currently consists of Messrs. Guillen, Humphrey, Jones and Satpathy and Ms. Swanenburg, with Mr. Jones serving as chair. All members of our Sustainability Committee have been determined to be ''independent'' as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The duties and responsibilities of the Sustainability Committee are set forth in its charter, which may be found at *www.irco.com* under Investors: Governance: Governance Documents & Charters: Sustainability Committee Charter, and include the following:

- assessing current aspects of the Company's environmental, health and safety policies and performance and making recommendations to the Board of Directors and the management of the Company;

- overseeing and advising the Board of Directors on the Company's sustainability strategies and initiatives, including reviewing the overall sustainability strategy and progress towards achievement of other environmental targets and goals;

- reviewing and approving the Company's annual sustainability report;

- overseeing and advising the Board of Directors on matters impacting corporate social responsibility;

- overseeing and advising the Board of Directors on the Company's public policy management, philanthropic contributions and corporate reputation management;

- overseeing the Company's policies on political contributions and annually reviewing the Company's political contributions and lobbying expenses; and

- overseeing and advising the Board of Directors and management with respect to the Company's belonging and engagement strategies, initiatives and goals.

OVERSIGHT OF RISK MANAGEMENT

The Board has extensive involvement in the oversight of risk management related to us and our business and accomplishes this through oversight and regular reporting by the Audit Committee, the chairman and members of which have experience in overseeing risk management strategy, including risk management related to information and cybersecurity. Directors with experience in cybersecurity and technology play crucial oversight roles for our digital and cybersecurity strategies. The Audit Committee represents the Board in this oversight role by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, surveilling our administrative and financial controls and our compliance with legal and regulatory requirements and reviewing and assessing overall company risk through a formalized enterprise risk management (ERM) program led by the management team as well as overseeing our technology security program. In addition, the Company maintains a reasonable and customary global insurance program including cyber security insurance, which is reviewed by the Audit Committee annually.

Through its quarterly meetings with management, including the finance, legal, and internal audit functions, as part of our ERM program, the Audit Committee reviews and discusses all significant areas of risk. Such review and discussion includes a comprehensive review and assessment of cybersecurity risks, other cyber risks and potential key emerging risks. With respect to cybersecurity, in particular, our cybersecurity team stays abreast of industry trends and best practices with respect to cyber threats, security products and regulatory requirements and is tasked with securing our Information Technology (IT) systems and protecting customer data, intellectual property and privacy data. Additionally, it performs testing of cybersecurity capabilities and engages with third parties to support incident response and penetration testing activities. Our cybersecurity function reports to the office of the Chief Information Officer and provides updates on the status of the Company's cybersecurity risk and cyber risk preparedness that are reviewed with and assessed by the Audit Committee. The Audit Committee receives recurring cybersecurity updates throughout the year and the full Board of Directors receives at least two cybersecurity reports annually.

The Audit Committee also reviews and assesses management's remediation plans with respect to such risks and other relevant mitigating factors and summarizes these discussions for the Board. As part of our ERM program, management reports to the Audit Committee quarterly with respect to all significant areas of risk (including cyber risks and emerging risks), which allows the Audit Committee to closely monitor the Company's developing risk landscape. Our head of internal audit, who is also our Chief Risk Officer, reports directly to the Audit Committee.

In addition to the oversight with respect to overall Company risk management provided by the Audit Committee, the other committees participate in the risk management process. The Compensation Committee considers, and discusses with management, management's assessment of certain risks, including any risks related to succession planning and any risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on us. The Nominating and Corporate Governance Committee oversees and evaluates programs and risks associated with Board organization, membership and structure and corporate governance. The Sustainability Committee assesses current aspects of the Company's environmental, health and safety policies and performance and make recommendations to the Board of Directors and the management of the Company with regard to promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations and programs to manage risks relating to environmental and safety matters, and physical and transition risks arising from climate change.

EXECUTIVE SESSIONS

Executive sessions, which are meetings of independent members of the Board, are regularly scheduled throughout the year. At each of these meetings, Mr. Donnelly, as our independent Lead Director, presides.

BELONGING, ENGAGEMENT AND DEVELOPMENT

Ingersoll Rand is committed to upholding an inclusive and engaging environment where all employees can succeed. Two of our values—"We foster inspired teams" and "We think and act like owners"—drive us to maintain a culture that gives voice and opportunity to all employees and enhances a sense of belonging. We expect everyone to uphold these values with humility, integrity, and respect. We focus on attracting the best talent from all backgrounds, ensuring employees are engaged, have a strong sense of belonging, and have opportunities to develop and grow.

We understand that achieving our objectives requires a continuous focus on talent attraction, retention, engagement and development. By prioritizing these areas, we are confident in our ability to cultivate a workforce that is not only highly skilled but also reflects our global community.

We collaborate with universities, and key industry and professional organizations, such as Disability IN, the Society of Hispanic Professional Engineers, National Black MBA Association and Women in Manufacturing, to recruit early and mid-level talent. These partnerships help us build a strong talent pipeline.

We are dedicated to supporting our employees' growth and development. We provide many development opportunities for early career employees, including global internships, and engineering, marketing, and manufacturing career programs.

We continuously strive to enhance our workforce's technical, professional, and leadership capabilities at every level. Our leadership development programs are designed to promote inclusion as a core development principle and a professional skill. We offer skill-based programs to upskill our manufacturing employees to meet the industry's ever-changing demands. In addition, we successfully deliver an executive-level program called "Lead Like an Owner" to establish the standard of leadership and build succession at the top of the organization. To support the development of our employees, we have various resources and programs in place to facilitate their growth and progress. Our offerings align with our values and strategies, reflected in our competencies. We offer both instructor-led and online learning content globally.

By offering opportunities to learn and grow and an ownership stake in the Company to all employees, we have built one of the most engaged workforces in our industry. In May 2025, our Connections Engagement survey achieved an 88% participation rate, resulting in an engagement score of 81. This places Ingersoll Rand again in the top 10% of manufacturing organizations surveyed according to our survey provider *Glint*. In addition, our survey questions scored above the manufacturing benchmark collected by our engagement survey partner, with our essential employee satisfaction measure ranking two points above the top 10% manufacturing average.

Our continually strong employee engagement is also driven by our ownership mindset and our employees' perspective that Ingersoll Rand is "my company." We provide equity grants to all employees, whether they join as new hires or through acquisition, after one year of service through our Ownership Works equity program.[1] In fact, in 2025, we made equity grants to approximately 3,600 new employees through this program and have granted equity to more than 28,000 employees since May of 2017. Incredibly, the value of the common stock granted to employees through these grants has appreciated from $300 million to approximately $1 billion in value as of December 31, 2025.[2]

Because of the investments we have made in our employees, we continue to receive external recognition for being a great place to work. Accolades include winning Great Place to Work in the United States and in several Latin American countries.

We feel that the combination of a solid strategy, strong values, and clear expectations, coupled with true employee ownership, provides us with a competitive edge.

COMMITMENT TO SUSTAINABILITY

Guided by our purpose of Making Life Better, sustainability is foundational to how Ingersoll Rand creates long-term value. Our Lead Sustainably strategic imperative underscores our belief that sustainable leadership and profitable growth are mutually reinforcing. This strategy is anchored in two key priorities: Grow Sustainably and Operate Sustainably.

Grow Sustainably reflects our conviction that sustainability is a powerful driver of growth. We pursue this in two ways. First, we develop innovative, intrinsically sustainable products and services that enhance efficiency, advance circularity, and improve safety for customers across all markets and regions. Second, we intentionally expand our presence in high-growth, sustainable end markets—including food, life sciences, water, and clean energy—where tailwinds support strong, durable organic growth.

Operate Sustainably embodies our unwavering commitment to conduct business responsibly and to create positive outcomes for all stakeholders. In 2021, we announced ambitious 2030 and 2050 goals for greenhouse gas emissions reduction, water stewardship, and zero waste to landfill, demonstrating our dedication to protecting our communities and the environment. Validated by the Science Based Targets initiative (SBTi) [3], our near-term and net-zero targets for Scope 1, 2, and 3 emissions reinforce Ingersoll Rand's commitment to sustainable leadership alongside disciplined financial performance.

To support sustainable growth, we continually enhance our existing portfolio while developing new products and services that deliver measurable environmental and operational benefits to our customers. At the same time, our focused investment in attractive, sustainability-driven end markets—including life sciences, food and beverage, water, and clean energy—is delivering strong results.

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1   Employees must be fulltime and have one year of service to be eligible. Not available to employees who participate in the Company's annual long-term equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining.

2   Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through December 31, 2025. Increase calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through December 31, 2025. Assumes all employees have held the grants as of December 31, 2025.

3   Details on Ingersoll Rand's validated targets are available on the SBTi dashboard: https://sciencebasedtargets.org/companies-taking-action#dashboard.

Operating sustainably is central to our purpose. By integrating sustainability into how we grow and how we operate, Ingersoll Rand remains committed to *Making Life Better*—for our customers, our employees, our communities, and the environment. We continue to receive external recognition for the execution of our sustainability strategy including:

- Ranking #1 in North America and in the top 5% globally within the Machinery and Electrical Equipment industry on the 2025 S&P Global Corporate Sustainability Assessment. Ingersoll Rand was also included on the Dow Jones Best in Class Indices for the fourth consecutive year.

- Earning "A List" rating from CDP for our performance in environmental leadership for the third year in a row. The Company stands out among over 22,000 evaluated for its greenhouse gas reduction, sustainable product design, and climate management strategies.

- Identification as a 2026 ESG Leader from Morningstar Sustainalytics' ESG Risk Ratings, for driving meaningful progress toward a more sustainable future.

Ingersoll Rand is on track to meet its 2030, 2034 and 2050 environmental goals, guiding us towards a more sustainable future.

As mentioned above, our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board, including with respect to our sustainability initiatives, as described under "—Communications with the Board" above.

COMMITTEE CHARTERS AND CORPORATE GOVERNANCE GUIDELINES

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by the Board.

Our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Sustainability Committee and other corporate governance information are available on the Corporate Governance page of the Investors section on our website at *www.irco.com*. Any stockholder also may request them in print, without charge, by contacting the Secretary of the Company, 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036.

CODE OF CONDUCT

The Company has adopted a Code of Conduct that applies to all of the Company's directors, officers (including the principal executive officer, principal financial officer, principal accounting officer, or controller and persons performing similar functions) and employees. The Code of Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. This Code of Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Conduct may be found on our website at www.irco.com under Investors: Governance: Governance Documents & Charters: Code of Conduct. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our website rather than by filing a Current Report on Form 8-K.

SECURITIES TRADING POLICY; ANTI-HEDGING AND ANTI-PLEDGING POLICY

We have adopted a Securities Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable NYSE listing standards. The Company's Securities Trading Policy prohibits the Company's directors, officers and employees from engaging in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities. Additionally, directors, officers and employees may not purchase the Company's securities on margin or borrow against any account in which the Company's securities are held or pledge the Company's securities as collateral for a loan. Furthermore, it is also the policy of the Company that it will not engage in transactions in securities of the Company while aware of material non-public information relating to the Company or its securities.

DIRECTOR NOMINATION PROCESS

The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate's strength of character, mature judgment, industry knowledge or experience, his or her independence of thought, and ability to work collegially with the other members of the Board.

In addition, pursuant to the Corporate Governance Guidelines and the Nominating and Corporate Governance Committee charter, the Board endeavors to achieve a Board of Directors that represents a range of experiences in areas that are relevant to the Company's strategy and business. Additionally, as part of any director search process, the Nominating and Corporate Governance Committee and the Board of Directors will consider highly qualified candidates, including women and diverse individuals. The Nominating and Corporate Governance Committee and the Board continuously assess the overall composition of the Board based on various measures of diversity (i.e., experience, qualifications, attributes and skills). Currently, 60% of the Board is comprised of diverse directors.

In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from its members, management, stockholders and other sources. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company. The Nominating and Corporate Governance Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

When considering whether the directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Board focused primarily on the information discussed in each of the board member's biographical information set forth under "Director Biographies and Qualifications." Each of the Company's directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business, governmental, or civic endeavors, which further qualifies them for service as members of the Board. A significant number of our directors possess experience in owning and/or managing public and privately held enterprises and are familiar with corporate finance and strategic business planning activities that are unique to publicly traded companies like ours. See the directors' biographical information set forth above for the important characteristics considered by our Board in determining that our directors should serve as directors of the Company.

Since the Company's 2025 Annual Meeting, the Nominating and Corporate Governance Committee evaluated candidates based on the various factors described above and the candidates' qualifications, including each candidate's strength of character, judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially with the other members of the Board. Various candidates interviewed with the Nominating and Corporate Governance Committee and select members of management. Through this process, the Nominating and Corporate Governance Committee received input from directors and stakeholders and identified a number of qualified director candidates who together represented experience in the areas of leadership, human resources, finance, digital connectivity and strategy, international business transactions, and board level strategy.

From these highly qualified candidates, the Nominating and Corporate Governance Committee recommended to the Board that it appoint Mr. Satpathy as a new director in 2025 and Mr. Guillen as a new director with a term commencing on January 1, 2026.

In selecting Messrs. Satpathy and Guillen as new directors, our Nominating and Corporate Governance Committee considered the skills and experience that would best complement our strategic imperatives and ensure healthy Board refreshment. Specifically, it selected Mr. Satpathy in light of his diverse industry experience and project execution, which supports our innovation and growth strategies. Additionally, the Nominating and Corporate Governance Committee selected Mr. Guillen based on his global experience in leading transformative projects and fostering a culture of innovation which fosters the Company's progress as a growth compounder driven by its unique culture based on employee ownership and purpose of Making Life Better. The 2025 addition of

Mr. Satpathy and selection of Mr. Guillen (for 2026 commencement), following the retirements of Mr. Forsee and Ms. Arnold, evidences our focus on refreshment, and reduced our average director tenure. Additionally, our Nominating and Corporate Governance Committee determined that Messrs. Satpathy and Guillen did not have any arrangements or understandings with any other person pursuant to which each was selected as a director, nor did either have a direct or indirect material interest in any transactions that would require disclosure under Item 404(a) of Regulation S-K at the time of appointment.

In connection with its annual nomination of the full slate of nominees at this year's Annual Meeting, the Nominating and Corporate Governance Committee assessed the contributions of those directors recommended for re-election in keeping with the director evaluation process described above and other identified needs of the Board. This annual director nomination process resulted in the Board's nomination for election at the Annual Meeting of the ten incumbent directors named in Proposal 1 in this Proxy Statement.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Secretary of the Company, Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036. All recommendations for nomination received by the Secretary of the Company that satisfy our Bylaw requirements relating to such director nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. Stockholders must also satisfy the notification, timeliness, consent and information requirements set forth in our Bylaws.

Additionally, in 2023, we adopted a "proxy access" bylaw provision which allows eligible stockholders to nominate candidates for election to our Board and include such candidates in our proxy statement and proxy card subject to the terms, conditions, procedures and deadlines set forth in our Bylaws. Our proxy access bylaw provides that holders of at least 3% of our outstanding shares, held by up to 20 stockholders, holding the shares continuously for at least three years, can nominate up to the greater of two directors or 20% of our Board for election at an annual stockholders' meeting.

These requirements are also described under the caption "Stockholder Proposals for the 2026 Annual Meeting."

EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is certain information regarding each of our current executive officers, other than Vicente Reynal, whose biographical information is presented under "Director Biographies and Qualifications."



Matt Emmerich

Years of Service: 3

Age: 50

Since July 2023, as chief information officer (CIO), Matt Emmerich has led the overall strategy and execution of the company's global technology footprint across technology operations, infrastructure, applications and information security. His leadership is critical to the company's cyber risk management and innovation strategies.

As a proven leader in information technology, Mr. Emmerich has extensive experience driving enterprise transformation, M&A integrations and building diverse, high-performing teams. In addition, he has leadership experience at scale in digital innovation, global market operations and cybersecurity.

Prior to joining Ingersoll Rand in 2023, Mr. Emmerich held senior leadership roles at Polaris, including the CIO, vice president of Global Chief Digital & Information Services and vice president of Service.

Mr. Emmerich received his master of business administration from St. Cloud State University and his bachelor's degree from St. John's University.



Elizabeth M. Hepding

Years of Service: 5

Age: 48

Since July 2021, Elizabeth Hepding has served as the senior vice president of corporate development. Prior to that, Ms. Hepding has had more than 20 years of experience in mergers and acquisitions and strategy, most recently as part of the team at PurposeBuilt Brands, Inc. ("PurposeBuilt Brands") a portfolio of category-leading, efficacy-driven specialty cleaning and disinfection brands, where she served as vice president of corporate development and guided the company's expansion through acquisitions. Prior to joining PurposeBuilt Brands in 2019, Ms. Hepding was senior vice president, strategy and corporate development at Essendant Inc., a leading national distributor of workplace items for six years, where she was responsible for all acquisitions, divestitures and partnerships, as well as enterprise strategy including transformational initiatives. Ms. Hepding began her career in investment banking, spending more than a decade in the industry, primarily at UBS Investment Bank where she held roles of increasing responsibility. Ms. Hepding currently serves as a member of the board of directors of TIC Solutions, Inc.

Ms. Hepding received a master of business administration from the University of Chicago Booth School of Business and bachelor's degree from Washington & Lee University.



Kathleen M. Keene

Years of Service: 6

Age: 52

Kathleen Keene has served as our senior vice president and chief human resources officer since June 2021. Ms. Keene also has responsibility for the Company's communications function. Ms. Keene joined Ingersoll-Rand plc in 2016 prior to the Merger as director of Human Resources ("HR") for corporate functions and then led a global HR team supporting the company's Fluid Management, Material Handling and Power Tools business units. Prior to her current role, Ms. Keene most recently served as the HR business partner for Ingersoll Rand's global Precision and Science Technologies segment while also leading the North America region HR team. Prior to joining Ingersoll-Rand plc, Ms. Keene started her career with General Electric Company, a multinational conglomerate, and SABIC, a multinational chemical manufacturing company.

Ms. Keene holds a bachelor's degree in business administration and management from Pennsylvania State University.



Vikram Kini

Years of Service: 15

Age: 45

Vikram Kini has served as our senior vice president and chief financial officer since June 2020. He joined Gardner Denver as its director of Financial Planning and Analysis in 2011, has served as Gardner Denver's vice president of Investor Relations since 2012, and has held other various finance leadership roles since 2012, including vice president of Financial Planning and Analysis and vice president of Finance, Industrials segment. Prior to joining Gardner Denver, Mr. Kini served in various financial roles with General Electric Company, a multinational conglomerate, and SABIC, a multinational chemical manufacturing company. He currently serves as a member of the board of directors of UL Solutions.

Mr. Kini holds a bachelor's degree in business administration from Boston University.



Andrew Schiesl

Years of Service: 13

Age: 54

Since the completion of the Merger, Andrew Schiesl has served as the senior vice president, general counsel, chief compliance officer and secretary of the Company. He leads legal, compliance, and corporate governance, as well as the Company's Environmental, Health and Safety (EHS) and sustainability efforts. Prior to this role, Mr. Schiesl served as vice president, general counsel, chief compliance officer and secretary at Gardner Denver since 2013, and was also responsible for leading human resources at Gardner Denver in addition to Gardner Denver's legal, compliance, governance, communications, EHS, and risk management functions. Previously, Mr. Schiesl served as vice president and general counsel of Quad/Graphics, Inc., a commercial printing business, from 2003 until he joined Gardner Denver. He was also senior counsel at Harley-Davidson, Inc., after beginning his career practicing law with Foley & Lardner LLP in Milwaukee.

Mr. Schiesl received a bachelor's degree in political science and history from the University of Wisconsin-Milwaukee and a juris doctor from the University of Pennsylvania School of Law. He holds a master of business administration from the Kellogg School of Management at Northwestern University.



Michael A. Weatherred

Years of Service: 8

Age: 64

Since the completion of the Merger, Michael A. Weatherred has served as the senior vice president of the Company, leading Ingersoll Rand Execution Excellence (IRX). Since December 2023, he has also had responsibility for Demand Generation Excellence (DGX), and since June 2025, he has served as the executive leader of the Company's Precision & Science Technologies segment. Prior to the Merger, Mr. Weatherred served as vice president of Execution Excellence at Gardner Denver. He joined Gardner Denver in May 2018 as vice president of Gardner Denver Operating Systems. Prior to joining Gardner Denver, Mr. Weatherred served as vice president of Growth in the Danaher Business System Office of Danaher Corporation from 2013 to May 2018. Before that, he spent 12 years at Danaher in its Dental and Product ID platforms in various general management, marketing and strategic account roles. Prior to joining Danaher in 2002, Mr. Weatherred spent time at Honeywell and Black & Decker in various sales, marketing and general management roles.

Mr. Weatherred earned a bachelor of science in accounting from Pittsburg State University and a master of business administration from Loyola University.

Ratification of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP to serve as our independent registered public accounting firm for 2026.

Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions.

The shares represented by your proxy will be voted for the ratification of the selection of Deloitte & Touche LLP unless you specify otherwise.

AUDIT AND NON-AUDIT FEES

In connection with the audit of the 2025 financial statements, we entered into an agreement with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP would perform audit services for the Company.

The following table sets forth the aggregate fees for professional services provided by Deloitte & Touche LLP for the audit of our financial statements for the fiscal years ended December 31, 2025 and 2024 and fees billed for other services rendered by Deloitte & Touche LLP for those periods, all of which were approved by the Audit Committee.

	FOR THE YEARS ENDED DECEMBER 31, (IN THOUSANDS)	
	2024 $	2025 $
Fees:		
Audit fees[1]	8,413	8,368
Audit Related fees[2]	2,109	778
Tax fees[3]	3,909	4,348
All other fees[4]	120	—
Total	14,551	13,494

1. Audit fees include fees for the annual integrated audit, quarterly reviews, and non-U.S. statutory audits.

2. Audit related fees include fees primarily for business due diligence services related to various acquisitions.

3. Tax fees primarily consist of fees for tax advisory services related to acquisitions and restructurings, but also include fees for income tax, transfer pricing and other required tax filings in non-US jurisdictions.

4. All other fees in 2024 pertain to advice and recommendations related to the Company's planned adoption of the EU Corporate Sustainability Reporting Directive (CSRD), including European Sustainability Reporting Standards (ESRS) disclosure gap assessment; data, processes and controls; and double materiality assessment.

The Audit Committee pre-approved all the services included in the above table. The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining Deloitte & Touche LLP's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and our Audit Committee's charter, the Audit Committee has responsibility for engaging, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by any independent registered public accounting firm prior to each engagement.

> **Your Board of Directors recommends that you vote "FOR" the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.**

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included in this Proxy Statement under "The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Audit Committee." Under the Audit Committee charter, our management is responsible for the preparation, presentation and integrity of our financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission (the "SEC"). In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm their independence.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC.

Submitted by the Audit Committee of the Company's Board of Directors:

John Humphrey, Chair
William P. Donnelly
Jennifer Hartsock
JoAnna L. Sohovich

Non-Binding Vote to Approve Executive Compensation

The Company is requesting that stockholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. While the results of the vote are non-binding and advisory in nature, the Board of Directors intends to carefully consider the results of this vote.

As described in "Compensation Discussion and Analysis" section of this Proxy Statement, our executive compensation programs and underlying principles, as developed and administered by the Compensation Committee, are designed to provide competitive pay opportunities to support the attraction and retention of highly qualified executives while promoting our core values. Our executive compensation programs are structured to be consistent with our pay for performance philosophy and utilize performance measures that are intended to align the executive team's incentives with the long-term interests of the Company and its stockholders.

The text of the resolution in respect of Proposal No. 3 is as follows:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis," compensation tables and related narrative discussion, is hereby APPROVED."

In considering their vote, stockholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the "Compensation Discussion and Analysis," as well as the discussion regarding the Compensation Committee presented in this Proxy Statement.

> **Your Board of Directors recommends that you vote "FOR" the approval of the compensation paid to our named executive officers.**

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Submitted by the Compensation Committee of the Board of Directors:

Michelle Swanenburg, Chair
Jerome Guillen
Jennifer Hartsock
Marc E. Jones
Mark P. Stevenson

Letter From the Compensation Committee

Dear Fellow Stockholders:

The Compensation Committee (the "Committee") of the Board of Directors of Ingersoll Rand is responsible for overseeing the Company's executive compensation program. Our role is to ensure that the Company's compensation philosophy, program design, and pay outcomes effectively support the Company's strategy, reinforce a strong pay-for-performance culture, and align the interests of our executives with those of our stockholders.

The Committee's overarching objective is to attract, motivate, and retain highly qualified executive talent capable of delivering sustained long-term value. In carrying out this objective, we focus on:



Michelle Swanenburg
Chair of the
Compensation Committee

- **Pay-for-performance:** A substantial portion of executive compensation is performance-based and "at risk," with payouts dependent on the achievement of pre-established financial goals.
- **Long-term value creation:** Compensation is designed to emphasize long-term incentives that align executive decision-making with stockholder value creation.
- **Market competitiveness:** Target compensation levels are informed by competitive market data and our compensation philosophy, and tailored based on role scope, experience, performance, and internal pay alignment.
- **Strong governance:** The program reflects corporate governance best practices and is reviewed regularly to ensure it remains appropriate as the Company's strategy and external environment evolve.

During the past year, the Committee reviewed the Company's performance in light of its strategic priorities and operating environment. We considered financial and operational results, progress against long-term objectives, individual executive performance, and stockholder feedback. Based on this review, the Committee made compensation decisions it believes appropriately reflect performance and reinforce alignment with stockholder interests.

The Committee values ongoing dialogue with our stockholders and considers stockholder perspectives an important input in the evolution of our executive compensation program. Feedback received through our stockholder engagement efforts and advisory say-on-pay vote continues to inform our approach and reinforces our commitment to transparency and responsiveness.

At our 2025 Annual Meeting of Stockholders, 96% of votes were cast in favor of our "Say-on-Pay" resolution. We believe this strong support is a direct result of our commitment to a pay-for-performance philosophy as well as our stockholder engagement efforts, and emphasizes the importance of ongoing, proactive stockholder outreach.

We would like to extend our sincere thanks to the stockholders with whom we spoke for their insights and support, and we look forward to continuing our open dialogue. We hope that after reviewing the following materials, you will vote in favor of our executive compensation program at our 2026 Annual Meeting of Stockholders.

Sincerely,

Ingersoll Rand Compensation Committee



Jennifer Hartsock
Independent
Director



Marc E. Jones
Independent
Director



Mark Stevenson
Independent
Director



Jerome Guillen
Independent
Director

STOCKHOLDER OUTREACH AND ENGAGEMENT; "SAY ON PAY" RESULT

Ingersoll Rand values our stockholders' perspectives, and each year proactively interacts with investors through numerous engagement activities including our annual stockholder meeting, quarterly earnings calls, and various investor conferences.

Throughout 2025, management proactively engaged directly with 86 of our stockholders with actively managed funds, discussing a broad array of topics, including executive compensation. These meetings represented approximately 84% of our stockholders with actively managed funds, and 67% of our total stockholder base. These engagements were through quarterly business updates, non-deal roadshows and investor meetings, and resulted in over 1,200 individual investor touchpoints where we were able to communicate the Company's strategy and long-term objectives and receive feedback from our stockholders.

In general, our stockholders communicated to us during these engagements that they were pleased with our executive compensation program and preferred to focus on other topics such as business strategy, organic and inorganic growth, overall governance, and succession planning. This feedback is consistent with the 96% support that we received at the Company's 2025 Annual Meeting for our "Say-on-Pay" proposal.

Our stockholder engagement efforts reflect the importance we place on ongoing, proactive stockholder outreach. We appreciate our stockholders taking the time to provide us with their insights.

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

The Committee's overarching objective is to attract, motivate, and retain highly qualified executive talent capable of delivering sustained long term value. This objective has yielded industry-leading products and services and has created superior financial and stock price performance for our stockholders.

2025 Business Highlights

2025 was a year of resilience and disciplined execution for Ingersoll Rand. Despite a rapidly changing global and economic landscape, we achieved impressive results with orders growing 9% year-over-year, and revenues increasing 6%. Free Cash Flow (FCF) exceeded $1.2 billion, enabling us to strengthen our portfolio by investing $525 million across 16 strategic acquisitions and returning more than $1 billion to stockholders through share repurchases and dividends. These results reflect our identity as a growth compounder focused on durable, long-term value creation through our *Economic Growth Engine*.

We are led by our purpose—*Making Life Better*—and drive differentiated performance through our guiding principles: an ownership mindset culture, the Ingersoll Rand Execution Excellence (IRX)® business system, a disciplined approach towards mergers and acquisitions (M&A), and our commitment to organic growth. These principles guide every decision we make, which has powered our achievements in 2025 and continues to shape our future.

Our Economic Growth Engine


Megatrends
Sustainability
Digitalization
Quality of Life
Organic Growth Enablers
Demand Generation
IIoT
Product and Service Innovation
+
Inorganic Growth Enablers
Product and Service M&A
Technology Investments
+
Quality of Earnings
Aftermarket
Price
i2V
X
High Performance Execution Process
Ownership Mindset
INGERSOLL RAND IRX EXECUTION EXCELLENCE
Our Competitive Differentiator
=
Premier Growth Compounder

We delivered another successful year in 2025. A few key highlights include:

RECORD				
ORDERS OF	REVENUES OF	ADJUSTED EBITDA OF	ADJUSTED EPS OF	FREE CASH FLOW OF
$7,716M	$7,651M	$2,094M	$3.34	$1,220M[3]
UP 9% OVER 2024	UP 6% OVER 2024	UP 4% OVER 2024[1]	UP 2% OVER 2024[2]	

1   Adjusted EBITDA is a non-GAAP metric and represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. For a reconciliation of Adjusted EBITDA to Net Income, see Annex A to this Proxy Statement. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

2   Adjusted EPS is defined as Adjusted Net Income Attributable to Ingersoll Rand Inc. divided by Adjusted Diluted Average Shares Outstanding. Adjusted Net Income Attributable to Ingersoll Rand Inc. is defined as net income including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions less net income attributable to noncontrolling interest. For a reconciliation of Adjusted Net Income to Net Income, see Annex A to this Proxy Statement.

3   Free Cash Flow is a non-GAAP metric and represents cash flows from operating activities less capital expenditures. For a reconciliation of Free Cash Flow to cash flows from operating activities, see Annex A to this Proxy Statement.

Since our 2017 IPO, our stock price has increased 277% through December 31, 2025, and TSR performance has been above the peer median on a 3-and 5-year basis.

Ingersoll Rand's TSR Performance[1]

PERIOD	INGERSOLL RAND	PROXY PEER MEDIAN	S&P 500	S&P 500 INDUSTRIALS
1 Year	-12%	5%	18%	19%
3 Year	52%	20%	86%	66%
5 Year	75%	36%	96%	90%

1.   Source: S&P CapitalIQ.

Our employees created tangible value for stockholders that goes beyond these financial highlights. The following are just some of the significant accomplishments we achieved across each of our five strategic imperatives:



DEPLOY TALENT

In 2025, we made equity grants to approximately 3,600 new employees through our Ownership Works equity program that allows every one of our employees to become an owner - whether they join us as new hires or via acquisition.[1] We have granted equity to more than 28,000 employees since May of 2017. Incredibly, the value of the common stock granted to employees through these grants has appreciated from $300 million to approximately $1 billion in value as of December 31, 2025.[2] We can see the results of the power of ownership through our employee engagement – for the fourth year in a row we have ranked in the top 10% of manufacturing organizations in overall employee engagement.



ACCELERATE GROWTH

Despite a rapidly changing global and economic landscape in 2025, orders grew 9% year-over-year, and revenues increased 6%. We also grew recurring revenue to more than $450 million — a 40% increase from 2024 — moving us closer to our long-term 2023 Investor Day goal of $1 billion by the end of 2027. These results reflect our identity as a growth compounder, a company focused on durable, long-term value creation. Our commitment to growth is driven by our ownership mindset and the Ingersoll Rand Execution Excellence (IRX)® business system.



LEAD SUSTAINABLY

We believe the sustainability megatrend will help drive our future growth as we (i) supply our customers with energy efficient products that help them achieve their scope 2 GHG reduction goals and (ii) focus our innovation efforts on developing intrinsically sustainable products and services and supporting customers in high-growth, sustainable markets. In addition, we are committed to making our own operations more efficient and are proud to have be included on the Dow Jones Best in Class World and North America Indices for the fourth consecutive year.[3] We also maintained our low-risk rating from Sustainalytics, with a top 5% performance in our industry, and achieved an "A" list rating from CDP for the third consecutive year in the climate category.[4] Most importantly, we continue to prioritize employee safety – where our performance meets world class standards and is 78% better than the industrial manufacturing average.[5]



EXPAND MARGINS

Margin expansion is a key element of our Economic Growth Engine and economic durability. Since the Merger, we have grown revenue at a compound annual growth rate (CAGR) of 12% while also expanding Adjusted EBITDA margins by 590 basis points.[6]



ALLOCATE CAPITAL EFFECTIVELY

We continued to execute our comprehensive capital allocation strategy designed to drive long-term value creation and compound stockholder returns. We remained focused on mergers and acquisitions and deployed approximately $525 million in 16 acquisitions in 2025, which we expect to generate over $275 million in annualized revenue.[7] Importantly, our acquisition decisions remain disciplined with these 16 companies being acquired on average at less than a 10x Adjusted EBITDA purchase.[8] In 2025, we also returned more than $1 billion to stockholders through share repurchases and dividends.

---

1   Employees must be full time and have one year of service to be eligible. Not available to employees who participate in the Company's annual long-term equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining.

2   Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through December 31, 2025. Increase calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through December 31, 2025. Assumes all employees have held the grants as of December 31, 2025.

3   As of February 11, 2026, the Company received a score of 82 out of 100 on the 2025 S&P Global Corporate Sustainability Assessment within the Machinery and Electrical Equipment industry. Receipt of an S&P Global ESG Score does not represent a sponsorship, endorsement or recommendation on the part of S&P Global to buy, sell or hold any security, and a decision to invest in any subject company should not be made based on the receipt of any such note.

4   As of December 2025, the Company received an ESG Risk Rating of 19.4 from Morningstar Sustainalytics, ranking it in the third percentile in the Industrial Machinery group, and fourth percentile in the overall machinery category. This risk rating is based on information and data developed by Sustainalytics and is

proprietary to Sustainalytics and/or its third-party suppliers and is provided for informational purposes only. The risk rating does not constitute an endorsement of any product or project, nor an investment advice, and the information upon which it is based is not warranted to be complete, timely, accurate or suitable for a particular purpose. The use of the risk rating is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. In no event shall this risk rating be construed as investment advice or expert opinion as defined by any applicable legislation or otherwise.

5   World class is defined as the top quartile of manufacturing companies with >1,000 employees per U.S. Bureau of Labor Statistics (2021).

6   Adjusted EBITDA Margin is a non-GAAP metric and represents Adjusted EBITDA as a percentage of total revenue. For a reconciliation of Adjusted EBITDA Margin, see Annex A to this Proxy Statement. Comparison to 2020 is based on Supplemental Adjusted EBITDA Margin.

7   Estimated 2025 revenue at the time of close for the 16 acquisitions acquired in 2025 assuming a January 1, 2025 close date.

8   Calculated as the weighted average purchase multiple for business acquired in 2025.

Executive Compensation Philosophy

This Compensation Discussion and Analysis ("CD&A") outlines our executive compensation philosophy and objectives, describes the elements of our executive compensation program, and explains how the Committee arrived at its compensation decisions for our 2025 named executive officers ("NEOs") listed below:

NAMED EXECUTIVE OFFICERS	TITLE
Vicente Reynal	Chairman, President and Chief Executive Officer ("CEO")
Vikram Kini	Senior Vice President and Chief Financial Officer ("CFO")
Michael Weatherred	Senior Vice President, Precision and Science Technologies ("PST") Segment, and Demand Generation and Execution ("DGX")
Andrew Schiesl	Senior Vice President, General Counsel ("GC"), Chief Compliance Officer ("CCO") and Secretary
Kathleen Keene	Senior Vice President, Chief Human Resources Officer ("CHRO")

Our executive compensation philosophy is centered on two key tenets and grounded in the following principles:

Key Tenets



Building long-term value for stockholders



Driving employee engagement and retention

Grounding Principles

Attraction and Retention

Enable the Company to attract and retain highly-talented people with exceptional leadership capabilities



Stockholder Alignment

Deliver majority of compensation through pay elements that are designed to create long-term value for our stockholders, as well as foster a culture of ownership.



Competitiveness

Provide total compensation opportunity levels that are competitive with those being offered to individuals holding comparable positions at other companies with which we compete for business and leadership talent.



Pay for Performance

Ensure that a significant portion of an executive's total compensation is variable ("at risk") and dependent upon the attainment of certain specific and measurable business performance objectives.



Compensation Elements

Our compensation philosophy is targeted to award executives appropriately for individual and Company performance. The Committee places more emphasis on pay that is performance-based and ''at-risk'' and believes pay mix should be more heavily weighted toward long-term incentives to ensure retention and alignment with stockholders and enforce the ownership culture that has been a critical component of the Company's success. In general, when the Committee considers target compensation relative to market for its NEOs, it considers experience, tenure and individual performance when determining individual positioning relative to the market.

ELEMENT	PRIMARY OBJECTIVES
Base Salary	Provides fixed compensation to mitigate inappropriate risk-taking to maximize variable pay and allow a reasonable standard of living relative to peers
Annual Cash Incentives	Significant component of executive compensation intended to provide pay differentiation for those that drive strong performance needed to meet challenging annual targets
Long-term Incentives	Most significant component of executive compensation; supports retention and engagement while directly aligning to stockholder value

The charts below illustrate that a majority of NEO annual target total direct compensation (''TDC'') is performance-based. For our CEO, 91% of TDC is at risk, with the vast majority delivered through long-term incentives. For our other NEOs, on average, at-risk compensation represents 81% of TDC.

CEO Target Compensation Mix


91%
Variable
9%
Salary
13%
Target MIP
91% Incentive-Based
39%
Target LTI PSUs
19%
Target LTI SO
20%
Target LTI RSUs

Other NEO Average Target Compensation Mix


81%
Variable
19%
Salary
81% Incentive-Based
33%
Target LTI PSUs
15%
Target MIP
17%
Target LTI SO
16%
Target LTI RSUs

Compensation Governance Practices and Policies

The Committee has adopted the following practices and policies reflecting what it believes to be a best practices approach to executive compensation.

WHAT WE DO	WHAT WE DON'T DO
✓ Significant Portion of Pay Focused on Long-Term Value Creation	✗ No Guaranteed Bonuses
✓ 50% of Annual Long-Term Incentive Compensation in Performance-Vesting Equity Awards	✗ No Tax Gross-Ups in Connection with Change-in-Control Severance
✓ Incentive Plan Goals Aligned with Stockholder Interests	✗ No Executive Pensions
✓ Minimum one-year vesting on all equity awards	✗ No Fixed-Term Employment Agreements
✓ Market-Leading Stock Ownership and Retention Guidelines	✗ No Stock Option Repricing
✓ Capped Incentive Opportunities	✗ No Hedging or Pledging of Company Stock
✓ Mitigation of Risk Through Compensation Risk Assessments	
✓ Incentive Compensation Clawback Policy	

WHAT WE DO	WHAT WE DON'T DO
✓ Independent Compensation Consultant	

2025 EXECUTIVE COMPENSATION PROGRAM IN DETAIL

2025 Executive Compensation Decisions

The following table reflects NEO target compensation in 2025:

	ANNUAL SALARY			2025 MIP TARGET (AS OF 12/31/25)		LTI TARGET	TARGET
NAME/TITLE	12/31/24	12/31/25	% CHANGE	AS % OF SALARY	VALUE	GRANT VALUE	TDC
Vicente Reynal, Pres. & CEO	$1,144,000	$1,200,000	5%	150%	$1,800,000	$10,500,000	$13,500,000
Vikram Kini, SVP & CFO	$ 655,000	$ 670,000	2%	85%	$ 569,500	$ 3,000,000	$ 4,239,500
Michael Weatherred, SVP, PST Segment, and DGX	$ 496,000	$ 600,000	21%	85%	$ 510,000	$ 2,300,000	$ 3,410,000
Andrew Schiesl, GC, CCO, & Secretary	$ 535,000	$ 550,000	3%	75%	$ 412,500	$ 1,700,000	$ 2,662,500
Kathleen Keene, SVP, CHRO	$ 432,000	$ 445,000	3%	65%	$ 289,250	$ 1,050,000	$ 1,784,250

Base Salary

In assessing potential adjustments to compensation for its NEOs, the Committee considers each executive's positioning relative to the market data provided by its independent compensation consultant, as well as other factors such as individual performance, historical compensation adjustments, tenure and succession.

Base salary is the only fixed component of NEO cash compensation. An NEO's base salary is commensurate with the individual's level of responsibility and provides them with a level of predictable and stable cash income. The Committee believes that base salaries for executives should reflect competitive levels of pay and factors unique to each executive such as experience and breadth of responsibilities, performance, individual skill set, time in the role and internal pay parity. Base salaries are reviewed annually or at other times when appropriate (for example, promotions, changes in job scope and/or responsibilities, etc.) and may be increased from time to time pursuant to such review. All NEOs received modest base salary increases in 2025 to ensure compensation remained competitive with market and consistent with our compensation philosophy. Mr. Weatherred's salary increase reflects his expanded role and promotion in June 2025 to SVP, PST Segment, DGX.

Annual Cash Bonus Opportunity

To tie a significant portion of their annual cash compensation to actual performance, each NEO is eligible for an annual cash bonus award under our Management Incentive Plan (MIP) based on the achievement of our financial goals for the Company and their respective business units against preset goals.

The MIP pays out to participants based on levels of performance against preset goals for financial metrics established by the Committee. To be eligible for a payout, a participant must be employed by the Company through the payment date (except for participants who retire after the end of the fiscal year but before the payment date).

A target annual bonus opportunity, expressed as a percentage of an NEO's base salary rate at year-end, is established annually and may be adjusted from time to time by the Committee in connection with an NEO's promotion or performance. None of the NEOs received an increase in their target annual bonus opportunity in 2025, with the exception of Mr. Weatherred, whose target bonus was increased to 85% as a result of his promotion.

2025 Performance Measures

For 2025, annual cash bonus awards for Corporate NEOs (Messrs. Reynal, Kini, Schiesl and Ms. Keene) and, for the portion of the fiscal year before his promotion, Mr. Weatherred, were based on the achievement of overall corporate performance relative to Adjusted EPS and Free Cash Flow goals. For the portion of the fiscal year following his promotion, Mr. Weatherred's annual cash

bonus was based upon the achievement of 50% corporate performance, adjusted EPS and free cash flow, and 50% PST segment performance, Adjusted EBITDA and business operating cash flow, to more appropriately reflect his leadership and ability to impact the overall PST segment.

The following table details the MIP targets and resulting payout levels associated with a corresponding performance level against the corporate Adjusted EPS and Free Cash Flow targets for our corporate NEOs who received a payout under the MIP. The payout percentage for performance between such levels is determined on a linear basis.

2025 MIP STRUCTURE PROGRAM PAYOUT FOR CORPORATE NEOS

CORPORATE METRICS	METRIC WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 200% PAYOUT	ACTUAL RESULT	CALCUALTED WEIGHTED PAYOUT
Adjusted EPS	75%	$ 3.11	$ 3.46	$ 3.80	$ 3.29	56%
Free Cash Flow	25%	$1,220	$1,356	$1,492	$1,221	13%
Total Weighted Payout						69%

The following table details the MIP targets and resulting payout levels for our SVP, PST & DGX. The payout percentage for performance between various levels is determined on a linear basis. The Actual Prorated Payout is calculated by multiplying the Calculated Weight Payout by the % of the year Mr. Weatherred was either only a corporate officer (45.75%) or also a Segment leader (54.25%), as applicable.

2025 MIP STRUCTURE PROGRAM PAYOUT (WEATHERRED CORP. POSITION 45.75% OF THE YEAR)

SEGMENT	METRICS	METRIC WEIGHTING	SEGMENT WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 200% PAYOUT	ACTUAL RESULT	CALCULATED WEIGHTED PAYOUT	ACTUAL PRORATED PAYOUT[1]
Corporate	Adjusted EPS	75%		$ 3.11	$ 3.46	$ 3.81	$ 3.29	56%	26%
Corporate	Free Cash Flow[2]	25%	100%	$1,220	$1,356	$1,492	$1,220	13%	6%
Corporate	Total Weighted Payout							69%	32%

2025 MIP STRUCTURE PROGRAM PAYOUT (WEATHERRED SVP, PST AND DGX 54.25% OF THE YEAR)

SEGMENT	METRICS	METRIC WEIGHTING	SEGMENT WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 200% PAYOUT	ACTUAL RESULT	CALCULATED WEIGHTED PAYOUT	ACTUAL PRORATED PAYOUT
PST	Segment AEBITDA[2]	75%		$ 447	$ 497	$ 546	$ 471	28%	15%
PST	BU Operating Cash Flow[2]	25%	50%	$ 464	$ 516	$ 568	$ 422	0%	0%
Corporate	Adjusted EPS	75%		$ 3.11	$ 3.46	$ 3.81	$ 3.29	28%	15%
Corporate	FCF	25%	50%	$1,220	$1,356	$1,492	$1,220	6%	3%
PST & Corporate	Total Weighted Payout							62%	33%
Total Prorated Payout (Corp and PST)									65%

The calculated MIP payout for our Corporate NEOs resulted in a formulaic payout factor of 69% of target. The calculated MIP payout for the SVP, PST and DGX resulted in a formulaic payout factor of 65%. The Committee did not apply any adjustments to the calculated results for NEOs under the MIP in 2025.

The following table sets forth our actual payout percentage with respect to each performance metric applicable to our NEOs and illustrates the annual cash incentive awards payable to our NEOs under the MIP for 2025 in light of these performance results.

NEO	TARGET MIP AMOUNT $	ADJUSTED EPS (75%)		FREE CASH FLOW (25%)		CALC'D PAYOUT FACTOR	APPROVED PAYOUT FACTOR	2025 MIP PAYOUT $
		2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %			
Vicente Reynal	$1,800,000	95%	56%	90%	13%	69%	69%	$1,242,000
Vikram Kini	$ 569,500	95%	56%	90%	13%	69%	69%	$ 392,955
Andrew Schiesl	$ 412,500	95%	56%	90%	13%	69%	69%	$ 284,625
Kathleen Keene	$ 289,250	95%	56%	90%	13%	69%	69%	$ 199,583

NEO	TARGET MIP $	SEGMENT ADJUSTED EBITDA		SEGMENT OPERATING CASH FLOW		CORP. ADJUSTED EPS		CORP. FREE CASH FLOW		CALC'D PAYOUT FACTOR	APPROVED PAYOUT FACTOR	2025 MIP PAYOUT $
		2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %	2025 % OF TGT ACHIEVED	WEIGHTED PAYOUT %			
Michael Weatherred	$496,275	95%	28%	82%	0%	95%	28%	90%	6%	65%	65%	$324,446

1. Michael Weatherred's bonus was pro-rated for time in each role and reflects a target bonus increase from 80% to 85% upon promotion. His bonus prior to promotion was based 100% on corporate performance, and following his promotion to SVP PST, and DGX, his bonus was based on corporate and segment performance as detailed in the MIP program structure table above.

Long-Term Equity Incentive Awards

2025 Annual PSU, RSU and Stock Option Awards

Our long-term incentive awards, established through the Company's Amended and Restated 2017 Omnibus Incentive Plan (as amended by the First Amendment, dated April 27, 2021, the ''2017 Plan''), are intended to drive executives to deliver strong stock performance, align our executives' compensation with long-term value creation, and to attract and retain highly qualified executives. The details of these awards are as follows:

- **50% in Performance Stock Units (PSUs).** The PSUs have a 3-year performance period that runs from January 1, 2025 through December 31, 2027 (the ''Performance Period'') with vesting based on Relative TSR vs. the S&P 500 Industrials as follows:

  ○ Threshold Performance: 35th percentile ranking vs. index = 50% payout

  ○ Target Performance: 55th percentile ranking vs. index = 100% payout

  ○ Superior Performance: 75th (or greater) percentile ranking vs. index = 200% payout (capped)

To ensure better alignment of payouts with stockholder value creation, even if relative performance would have resulted in a payout above target, the payout under the PSUs is capped at target if the Company's absolute TSR is negative.

TSR is calculated as the appreciation in the price per share of a company's common stock during the Performance Period (assuming any dividends or distributions are reinvested), expressed as a percentage. Relative TSR is based on the percentile rank of the Company's TSR against the TSRs of the companies and entities that, on January 1, 2025, comprised the S&P 500 Industrials.[1]

- **25% in Time-Vesting Stock Options**. Stock Options vest in equal, annual installments over a four-year period, and expire 10 years from the grant date.

- **25% in Time-Vesting Restricted Stock Units (RSUs).** RSUs vest in equal, annual installments over a four-year period.

Total target values for annual equity awards granted in 2025 for each NEO are shown below. For Messrs. Weatherred and Schiesl, includes the portion of the annual grant that was awarded in August 2025 (see below for further detail):

NEO	PSUS (50%) $	RSUS (25%) $	STOCK OPTIONS (25%) $
Vicente Reynal	5,250,000	2,625,000	2,625,000
Vikram Kini	1,500,000	750,000	750,000
Michael Weatherred	1,150,000	575,000	575,000
Andrew Schiesl	850,000	425,000	425,000
Kathleen Keene	525,000	262,500	262,500

Target annual equity award values were determined based on our competitive market analysis and our compensation philosophy. The awards do not vest until the vesting criteria and/or time periods are satisfied, and actual value realized by executives is dependent on the stock price at the time of vesting thereby aligning payouts with the change in stockholder value.

These grant amounts were translated into a target number of performance stock units, restricted stock units and stock options by taking such dollar amount and dividing it by the per share or per option "fair value" based on the per share closing price of our common stock on the NYSE on the date of grant.

Following a market assessment of executive compensation levels conducted by its independent compensation consultant, the Committee noted that compensation levels for certain executives were below market median or the Company's intended compensation philosophy (based on the Company's 2025 Peer Group as defined below). As a result, the Committee approved additional long-term incentive awards, which were granted in August 2025, to Messrs. Weatherred and Schiesl. These grants were intended as 2025 market/promotion adjustments and the target value of such grants is expected to be included going forward as part of the target value of the annual long-term incentive compensation that the Company provides to these NEOs. This additional value was delivered in the same mix (i.e., 50% PSUs, 25% stock options and 25% RSUs) as the annual long-term incentive grants approved by the Committee in February 2025.

CEO Performance-Conditioned Stock Options Earned in Respect of 2024 Performance and Granted in 2025

An important part of Mr. Reynal's Performance-Based Award approved by the Committee in 2022 was an agreement to grant Mr. Reynal stock options to purchase 100,000 shares for each fiscal year from 2022 through 2026 in which the Company achieves adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over the prior year.

For fiscal year 2024, the Company achieved adjusted EPS growth of 12%. As a result, in February 2025, the Committee certified that the third tranche of the CEO's performance-conditioned stock options had been earned, and Mr. Reynal was awarded stock options to purchase 100,000 shares.

Although the commitment to grant these options was contained in the 2022 Performance Based Award, since these options were granted in 2025, they are required to be treated as 2025 compensation in the Summary Compensation Table. However, the

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1   If prior to the end of the Performance Period, a company or entity that is in the S&P 500 Industrials on January 1, 2025 ceases to publicly report a share price for the security used to determine the stock price at the beginning of the Performance Period, and such company or entity has not become "Insolvent" (as defined in the applicable award agreement), such company or entity will be excluded from the ranking. In addition, if a company or entity that is in the S&P 500 Industrials on January 1, 2025, becomes Insolvent prior to the end of the Performance Period, then such company or entity will be treated as having a cumulative TSR of negative one hundred percent (- 100%).

Committee views this grant of 100,000 options as an integral part of the overall terms of the 2022 Performance Based Award and does not view them as part of Mr. Reynal's annual 2025 compensation.

These options do not vest until the fifth anniversary of the grant date and will be forfeited if Mr. Reynal resigns before such date, and as such, provide a significant retention incentive.

2022 CEO Performance-Based Leadership Equity Incentive Award

Background

As previously disclosed, in September 2022, the Committee approved the grant of a Performance-Based Leadership Equity Incentive Award (the "Performance-Based Award") to Vicente Reynal, CEO and Chairman of the Board, under the 2017 Omnibus Incentive Plan. The Committee also approved, effective as of September 1, 2022, a new employment agreement with Mr. Reynal (the "Employment Agreement").

Rationale

The Committee believes that Mr. Reynal's vision and leadership have been integral to the Company's growth and success, as reflected by the significant stockholder value creation during his tenure as CEO. Therefore, the Committee approved the Performance-Based Award and Employment Agreement to incentivize Mr. Reynal to continue this track record of financial outperformance and retain him as the Company's CEO for the foreseeable future.

In order to make the Performance-Based Award more effective at achieving its goal of retention, the Company entered into a revised Employment Agreement with Mr. Reynal for an initial term of five years. This new agreement also includes increased non-competition and non-solicitation covenants, which would remain in effect for two years after termination – an increase from the one year stipulated in the prior agreement.

In line with its executive compensation philosophy, the Committee expressly designed the Performance-Based Award to: (i) drive the creation of long-term stockholder value, (ii) further strengthen the alignment of Mr. Reynal's interests with those of long-term stockholders, and (iii) encourage the retention of Mr. Reynal for the next five to ten years. The Committee deliberately set very challenging, double-digit Adjusted EPS and stock price growth goals. During the first three years following the grant, we have exceeded these targets, resulting in industry-leading stock price performance. The Committee views this as confirmation of the challenging nature of the goals.

Design Features of The Performance-Based Award

FEATURES OF THE PERFORMANCE-BASED AWARD	DRIVES EXCEPTIONAL LONG-TERM STOCKHOLDER VALUE CREATION	ALIGNS INTERESTS WITH THOSE OF LONG-TERM STOCKHOLDERS	ENCOURAGES RETENTION
100% Performance-based Incentive	✓	✓	✓
5-year Performance Period	✓	✓	✓
Drives Robust Earnings Growth and Stockholder Value Creation	✓	✓	
No Guaranteed Compensation	✓	✓	✓
Payout Aligned with Value Creation	✓	✓	
Distinct and Discrete Metrics		✓	
5-year Cliff-Vesting Performance-Contingent Stock Option Grant Extends Retentive Value and Performance Period	✓	✓	✓
Change in Control ("CIC") Provisions Protect Against Windfall Payouts and Require "Double Trigger" for Accelerated Vesting		✓	✓

Components of the Performance-Based Award

The Performance-Based Award has two components:

(i) **Performance Stock Units (PSUs)** that vest only if the Company achieves earnings growth objectives and robust stockholder value creation and Mr. Reynal remains employed for at least five years. PSUs would be earned and vested based upon the Company achieving earnings growth objectives (the "Adjusted EPS PSUs") and robust stockholder value creation (the "TSR PSUs"). In the event that the threshold Adjusted EPS CAGR Goal (as described below) is not achieved during the five-year performance period, the Adjusted EPS PSUs will be automatically forfeited. Similarly, should the TSR Target Price (as defined below) not be achieved during the five-year performance period, the TSR PSUs will automatically be forfeited. The TSR Target Price was achieved on March 6, 2024.

    a. Adjusted EPS PSUs: 75% of the PSUs (750,000 PSUs) are eligible to vest at the end of the 5-year period based on the level of compounded annual growth rate ("CAGR") of the Company's Adjusted EPS over the 5-year performance period beginning on January 1, 2022 and ending on December 31, 2026 (the "EPS Performance Period") relative to the fiscal year 2021 Adjusted EPS baseline.

Adj. EPS CAGR Goals	# of PSUs Eligible to Vest
≥10%	250,000
≥12%	500,000
≥15%	750,000

    b. TSR PSUs: 25% of the PSUs (250,000) would be earned (but not vested) only if the TSR Target Price[2] is achieved during the five-year period commencing on the date of grant ("TSR Performance Period"). If earned, the award vests at the end of TSR Performance Period only if Mr. Reynal has been continuously employed by the Company throughout the TSR Performance Period. The TSR Target Price was achieved on March 6, 2024.

(ii) **Stock Options** will be granted only with respect to fiscal years 2022 through 2026 if, and only if, the Company's Adjusted EPS growth (determined using the same standard used for the Adjusted EPS PSUs) in any such fiscal year is at least 12%, with any stock options granted in the following fiscal year on the same date on which the Company grants its annual long-term incentive plan awards to its senior executives.

    a. To increase the incentive and retentive value, each grant of stock options will have an exercise price equal to the closing price of the Company's common stock on the date of grant, and will cliff vest on the fifth anniversary of the grant date, subject to Mr. Reynal's continued employment through such respective vesting date.

    b. If the Adjusted EPS goal is not achieved, no stock options would be granted for that fiscal year under this component of the award.

A discussion of the termination and Change in Control provisions of Mr. Reynal's Performance-Based Award is provided later under "Compensation Discussion and Analysis – Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control" below.

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2   The "TSR Target Price" of $81.85 is the absolute stock price equivalent to a five-year CAGR of 12% in the Company's stock price from the Grant Date Stock Price to the end of the TSR Performance Period and is calculated as the sum of (i) the 60-day volume-weighted average closing price of the Company's common stock, plus (ii) the cumulative value of any dividends paid during the TSR Performance Period through and including such date that equals or exceeds the TSR Target Price. The "Grant Date Stock Price" is $46.45, the 60-day volume weighted average closing price of the Company's common stock immediately preceding the grant date.

2026 Compensation Actions

2023-2025 PSU Award Certified in 2026

On February 6, 2026, the Committee certified that the TSR performance for the 2023-2025 performance period placed the Company in the 56th percentile of S&P 500 Industrial companies (which was the comparator group for TSR measurement approved at the time of grant), resulting in a payout of 106.5% of target. The resulting PSUs that vested with respect to each NEO are shown below:

NEO	TARGET # PSUS GRANTED IN 2023	2023-25 PSU PAYOUT FACTOR	# PSUS EARNED AT 2025YE (DISTRIBUTED IN 2026)
Vicente Reynal	60,459	106.5%	64,388
Vikram Kini	15,546	106.5%	16,556
Michael Weatherred	8,637	106.5%	9,198
Andrew Schiesl	9,932	106.5%	10,577
Kathleen Keene	5,182	106.5%	5,518

CEO Performance-Conditioned Stock Options in Respect of 2025 Performance Forfeited

For fiscal year 2025, adjusted EPS calculated under the terms of the CEO's Employment Agreement, which utilizes a fixed tax rate, would have resulted in as reported adjusted EPS growth of 2%. As a result, in February 2026, the Committee certified that the fourth tranche of the CEO's performance-conditioned stock options had not been earned and therefore, the right to such grant was forfeited.

The Decision-Making Process

The Committee oversees the executive compensation program for our NEOs. The Committee works closely with its independent compensation consultant and management to examine the effectiveness of the Company's executive compensation program throughout the year. For additional information regarding the Committee, see "The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Compensation Committee."

The Role of the Compensation Committee. The Committee ensures that the executive compensation program supports the Company's business goals and aligns with stockholder interests. The Committee annually reviews NEO compensation levels by considering various factors, including:

- The relative importance of each NEO's role and responsibilities

- How the NEO has performed relative to these roles and responsibilities

- Compensation practices of Peer Group companies (as defined below)

- Overall company performance

- Retention and succession considerations

The Role of Management. Our CEO makes recommendations to the Committee regarding compensation for the executive officers other than himself. No member of management participates in discussions with the Committee regarding his or her own compensation.

The Role of the Independent Compensation Consultant. Pay Governance continued to serve as the Committee's independent compensation consultant in 2025. During 2025, the Committee directed Pay Governance to provide its expertise and analysis on a variety of topics, including the compensation peer group review, a competitive market assessment for executive and non-employee director compensation levels, an analysis of realizable pay and performance relative to the compensation peer group, a review of governance matters pertaining to executive and employee compensation and the structure of short- and long-term incentive programs. The Committee determined that Pay Governance was independent from management and Pay Governance's work had not raised any conflicts of interest. Pay Governance reported directly to the Committee and the Committee had the sole authority to approve Pay Governance's compensation and to terminate the relationship at any time.

Compensation Peer Group. The Committee believes it is important to understand current trends in compensation practices and pay levels for companies that are comparable to Ingersoll Rand. To assist the Committee in this analysis, the Committee, together with its compensation consultant and input from management, develops a compensation peer group of comparable companies against which it performs compensation benchmarking (the "Peer Group"). When considering companies for inclusion or exclusion in the Peer Group, the Committee reviews companies that are comparable in revenue and market capitalization to the Company, as the Committee believes these metrics are key determinants of compensation levels. Companies selected generally have revenue ranging from 0.25x to 3x Ingersoll Rand's revenue and market capitalization. In addition to size, companies are in comparable industries where we compete for executive talent. The Committee reviews the appropriateness of the Peer Group on an annual basis to determine if changes are required. In 2025, Pay Governance conducted its annual review of the peer group upon which the Committee determined that no changes to the group were necessary. The Peer Group is comprised of the below companies:

Agilent Technologies, Inc.	AMETEK, Inc.	Avantor, Inc.
Becton, Dickinson and Company	Dover Corporation	Fortive Corporation
IDEX Corporation	Illinois Tool Works Inc.	Mettler-Toledo International, Inc.
Parker-Hannifin Corporation	Rockwell Automation, Inc.	TransDigm Group, Incorporated
Xylem, Inc.		

The Committee does not rely solely on data from the Peer Group in establishing compensation levels and practices but uses it to support the application of the Company's compensation philosophy and other factors described above when setting executive compensation. In addition to Peer Group data, the Committee may also consider survey compensation data for companies of similar size to Ingersoll Rand.

OTHER COMPENSATION PRACTICES AND POLICIES THAT ALIGN OUR NEOS TO OUR STOCKHOLDERS

Stock Ownership and Retention Policy

To align the interests of our management and directors with those of our long-term stockholders, the Board of Directors concluded that certain of our executives (the "Covered Executives") and non-employee directors should have a significant financial stake in the Company's stock. To further that goal, we have maintained market-leading stock ownership guidelines (the "Guidelines") since our initial public offering in 2017. The Covered Executives and non-employee directors are required to hold a specific level of equity ownership as outlined below. The guidelines are benchmarked periodically to ensure they remain market competitive and consistent with best practice. In February 2025, the Committee expanded the guidelines to include all direct reports to the CEO who are VP level and higher.

Covered Executives: The Guidelines apply to the Covered Executives below. The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's annual base salary rate as of January 1st of the year, are as follows:

COVERED EXECUTIVES	MULTIPLE OF SALARY
CEO	10x Salary
CFO and GC, CCO, & Secretary	5x Salary
CEO Direct Reports – SVPs	3x Salary
CEO Direct Reports – VPs and Chief Accounting Officer	2x Salary

Retention Requirement: There is no required time period within which a Covered Executive must attain the applicable stock ownership level under the Guidelines. However, until the applicable ownership level is achieved, Covered Executives must retain 75% of net shares granted to them.

The shares counted toward these ownership requirements include shares owned outright and vested "in-the-money" stock options. The retention requirement applies to all prior and future grants. These ownership requirements are set at levels that the Company believes are robust given the Covered Executives' respective salaries and responsibilities.

<u>Non-Employee Directors</u>: Non-employee directors are required to hold 75% of net shares granted to them under our benefit plans until they own equity equal to five times their annual cash retainer.

As of December 31, 2025, all of our NEOs and then serving directors who were with the Company for at least one year were in compliance with the applicable stock ownership requirements under the Guidelines.

Anti-Hedging and Anti-Pledging Policies

For a description of the Company's anti-hedging and anti-pledging policy applicable to directors, officers and employees, see "The Board of Directors and Certain Governance Matters—Securities Trading Policy; Anti-Hedging and Anti-Pledging Policy."

Incentive Compensation Clawback Policy

We have adopted a clawback policy for incentive compensation, which we modified in October 2023 to reflect the requirements of the NYSE. The Committee believes it is appropriate to recover annual and/or long-term incentive compensation in specified situations. Under the policy, if the Committee determines that incentive compensation of its current and former Section 16 officers was overpaid, in whole or in part, as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements, then, subject to limited exceptions, the Committee must reasonably promptly take steps to recover such erroneously awarded compensation that was received during the three-year period preceding the date on which the Company is required to prepare such restatement. In addition, our 2017 Plan and equity agreements contain provisions relating to incentive compensation recoupment.

Equity Grant Policies

The Committee generally grants awards under the Company's long-term equity incentive program in the first quarter of each fiscal year and the Company endeavors to avoid timing such grants around the filing of periodic reports or current reports that may contain material non-public information. The Company has not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Other Benefits

While our compensation philosophy is to focus on performance-based forms of compensation while providing only minimal executive benefits and perquisites, we provide to all our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. These include:

- a 401(k) savings plan;

- medical, dental, vision, life and disability insurance coverage; and

- dependent care and healthcare flexible spending accounts.

401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in the Ingersoll Rand Retirement Savings Plan (the "401(k) plan"), which is a tax-qualified retirement savings plan. Eligible employees hired on and after January 1, 2014, are automatically enrolled in the 401(k) plan to make pre-tax salary contributions, unless they decline participation. Under the 401(k) plan, we match 100% of the first 6% of a participant's eligible pre-tax and/or Roth salary contributions, subject to all IRS annual limits and plan limitations. Participants are 100% vested in employee salary contributions and Company matching contributions. 401(k) plan participants may elect to contribute up to 85% of their annual eligible compensation (either through pre-tax or Roth contributions), subject to annual IRS and plan limitations.

Supplemental Defined Contribution Plan

In addition to the 401(k) plan, U.S. employees with a salary band of 8 or higher (generally senior directors and above), including the NEOs, are eligible to participate in the Ingersoll Rand Supplemental Defined Contribution Plan (the "Supplemental Contribution Plan"), which is funded through a Rabbi Trust. This Supplemental Contribution Plan is intended to permit Company matching contributions on eligible participant compensation contributions to the Supplemental Contribution Plan in excess of the annual limitations imposed by the IRS on our tax-qualified 401(k) plan.

Eligible employees may contribute up to 50% of their salary and/or eligible annual bonus compensation to the Supplemental Contribution Plan. Under the Supplemental Contribution Plan, we match 100% of the first 6% of a participant's eligible contributions to the Supplemental Contribution Plan that are made on compensation not eligible to be matched in the 401(k) plan. Company matching contributions under the Supplemental Contribution Plan are contributed to the Rabbi Trust in the form of cash. All employee and Company matching contributions under the Supplemental Contribution Plan are fully vested immediately.

Limited Perquisites

Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. For instance, beginning in 2021, certain of our senior executives, including each of the NEOs, are eligible for a tax and financial planning benefit, under which participating executives are reimbursed for qualified services (up to $10,000 per year) and participation in our executive health program. In addition, the Company decided it was necessary to require Messrs. Reynal and Kini to personally be provided cyber security protection as a key element of the Company's overall program designed to protect its interests.

In addition, from time to time, we may set forth additional perquisites in offer letters or employment agreements we enter into with our executive officers. These arrangements are discussed under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2025—Summary of NEO Offer Letters and Employment Agreements." For example, in 2025, per his employment agreement, Mr. Reynal was entitled to limited personal use of a Company-leased or Company-owned aircraft.

Employment Agreements

As previously noted, we entered into an employment agreement with Mr. Reynal in September 2022, which replaced his prior offer letter. We entered into offer letters setting forth initial compensation and benefits with Messrs. Schiesl and Weatherred at the time of their initial employment and a new letter agreement with Mr. Weatherred in June 2025 upon his promotion. Full descriptions of the material terms of these offer letters and employment agreements, see "—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2025."

Severance and Change in Control Plan

The Company believes that reasonable and appropriate severance and change in control benefits are necessary in order to be competitive in the Company's executive attraction and retention efforts. On July 30 2025, the Committee approved a new Executive Change in Control and Severance Plan ("Severance Plan") for all executives except the CEO. As discussed below, the Severance Plan provides for certain payments, rights and benefits to the NEOs upon an involuntary termination of employment without "cause" or a termination by the NEO for "good reason" (as such terms are defined in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Severance Arrangements" below). In addition, our equity award agreements provide for accelerated vesting upon a change in control in certain circumstances and upon certain qualifying terminations of employment, as more fully described above under "—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2025—Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control."

Risk Management and Mitigation of Compensation Policies and Practices

The Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factors, and reviewed these items with its independent compensation consultant, Pay Governance. In addition, the Committee asked Pay Governance to conduct an independent risk assessment of our executive and other compensation programs in 2025. Based on these reviews and discussions, the Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business.

For the foregoing reasons, the Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

SUMMARY COMPENSATION TABLE

The following table provides summary information concerning compensation of our NEOs for services rendered to us during the years indicated.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	BONUS ($)	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Vicente Reynal Chairman, President and Chief Executive Officer	2025	1,185,785	—	7,078,168	6,423,971	1,242,000	267,468	16,197,391
	2024	1,144,000	—	7,392,406	6,094,979	1,716,000	372,697	16,720,080
	2023	1,133,000	—	6,315,820	4,466,985	3,432,000	175,945	15,523,750
Vikram Kini SVP and Chief Financial Officer	2025	666,192	—	2,022,346	749,967	392,955	88,250	3,919,710
	2024	647,500	—	2,246,860	812,446	556,750	142,747	4,406,303
	2023	600,000	—	1,624,013	449,980	1,062,500	68,599	3,805,091
Michael Weatherred SVP, Precision and Science Technologies (PST) Segment, and Demand Generation and Execution (DGX)	2025	568,408	—	1,499,797	574,950	324,446	18,862	2,986,463
	2024	496,000	—	1,434,083	624,967	372,000	31,368	2,958,418
	2023	452,500	—	902,235	249,994	690,000	62,755	2,357,485
Andrew Schiesl SVP, General Counsel, Chief Compliance Officer and Secretary	2025	546,192	—	1,069,877	424,974	284,625	66,397	2,392,065
	2024	531,250	—	1,158,105	293,718	401,250	114,740	2,499,062
	2023	515,000	—	1,037,546	287,488	780,000	70,318	2,690,353
Kathleen Keene SVP, Chief Human Resource Officer	2025	441,700	—	707,678	262,469	199,583	49,104	1,660,534
	2024	424,000	—	815,412	337,438	280,800	76,866	1,934,517

1. Reflects the salary amounts earned by our NEOs in the years indicated.

2. Represents the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation ("FASB ASC Topic 718"), using the assumptions discussed in Note 19: "Stock-Based Compensation Plans" of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. For Mr. Reynal, the total Option Awards amount includes 100,000 stock options that were part of the terms of the 2022 Performance Based Award; however, since the options were actually granted in 2025, they are included in the year of grant. Without these options being included, his Total compensation for 2025 would be $12,398,391

3. Amounts shown for 2025 reflect amounts earned under our 2025 MIP.

4. Amounts reported under All Other Compensation for 2025 reflect the following:

NAME	MATCHING CONTRIBUTIONS ($)[a]	COMPANY PAID LIFE INSURANCE PREMIUMS ($)	TAX PREPARATION AND FINANCIAL PLANNING SERVICES ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)	OTHER ($)[b]	TOTAL OTHER COMPENSATION ($)
Vicente Reynal	145,667	1,661	10,000	91,249	18,890	267,468
Vikram Kini	75,014	951	—	—	12,285	88,250
Michael Weatherred	8,085	777	10,000	—	—	18,862
Andrew Schiesl	52,313	720	10,000	—	3,364	66,397
Kathleen Keene	38,477	627	10,000	—	—	49,104

a. Reflects Company matching contributions in the tax-qualified 401(k) Plan and the non-tax-qualified Supplemental Contribution Plan.

b. Reflects Cybersecurity services required to be provided to Messrs. Reynal and Kini as part of the Company's overall cyber security program and for Mr. Reynal and Mr. Schiesl reflects reimbursement of executive physical expenses not covered by insurance.

GRANTS OF PLAN-BASED AWARDS IN 2025

NAME	COMMITTEE APPROVAL DATE	GRANT DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Vicente Reynal			225,000	1,800,000	3,600,000							
	2/10/25	2/26/25				31,489	62,979	125,958				4,453,245
	2/10/25	2/26/25							31,489			2,624,923
	2/10/25	2/26/25								75,998	83.36	2,624,971
	2/10/25	2/26/25								100,000	83.36	3,799,000
Vikram Kini			71,188	569,500	1,139,000							
	2/10/25	2/26/25				8,997	17,994	35,988				1,272,356
	2/10/25	2/26/25							8,997			749,990
	2/10/25	2/26/25								21,713	83.36	749,967
Michael Weatherred			17,291	496,274	992,548							
	2/10/25	2/26/25				5,998	11,996	23,992				848,237
	2/10/25	2/26/25							5,998			499,993
	2/10/25	2/26/25								14,475	83.36	499,967
	6/12/25	8/6/25				980	1,961	3,922				76,616
	6/12/25	8/6/25							980			74,950
	6/12/25	8/6/25								2,401	76.48	74,983
Andrew Schiesl			51,563	412,500	825,000							
	2/10/25	2/26/25				3,748	7,497	14,994				530,113
	2/10/25	2/26/25							3,748			312,433
	2/10/25	2/26/25								9,047	83.36	312,483
	6/12/25	8/6/25				1,470	2,941	5,882				114,905
	6/12/25	8/6/25							1,470			112,426
	6/12/25	8/6/25								3,602	76.48	112,490
Kathleen Keene			36,156	289,250	578,500							
	2/10/25	2/26/25				3,148	6,297	12,594				445,261
	2/10/25	2/26/25							3,148			262,417
	2/10/25	2/26/25								7,599	83.36	262,469

1. Reflects the possible payouts of cash incentive compensation under the 2025 MIP. The actual amounts earned are described in the ''Non-Equity Incentive Plan Compensation'' column of the ''Summary Compensation Table.''

2. Reflects performance stock units granted under our 2017 Plan. With respect to awards granted in 2025, the actual earned award may range from 0% to 200% based on performance over a three-year performance period ending December 31, 2027. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2025 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards."

3. Reflects RSUs granted under our 2017 Plan. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2025 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards."

4. Reflects stock options granted under our 2017 Plan. Vesting conditions and other key terms of these awards are discussed in more detail above under "Compensation Discussion and Analysis—2025 Executive Compensation Program in Detail—Long-Term Equity Incentive Awards." Mr. Reynal's grant of 100,000 stock options represents stock options earned under the 2024 Special Performance Award upon achievement of the Adjusted EPS growth target for fiscal year 2024, but were granted to Mr. Reynal on February 26, 2025 upon the Compensation Committee's certification of the achievement of such target. Such stock options are not part of his 2025 long-term incentive award.

5. Represents the grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 16: "Stock-Based Compensation Plans" of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. The stock options have an exercise price per share equal to the closing price of the Company's common stock as reported on the NYSE on the date of grant.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS IN 2025

Summary of NEO Offer Letters and Employment Agreements

From time to time, the Company has entered into legally binding offer letters in lieu of employment agreements with certain of its executive officers. An exception is our CEO, with whom we entered into an employment agreement in September 2022. Currently, the only two executive officers with legally binding offer letters are Messrs. Weatherred and Schiesl. Descriptions of such employment agreement and offer letters are provided below. Neither Mr. Kini nor Ms. Keene have an employment agreement or legally binding offer letter with the Company.

Employment Agreement with Mr. Reynal

Effective September 1, 2022, the Committee approved a new employment agreement with Mr. Reynal. The employment agreement, which supersedes Mr. Reynal's prior offer letter with the Company (the "Prior Agreement"), provides for an initial term of five years (with automatic one-year renewals), an annual base salary of $1,100,000 (which is an increase of $100,000 from his annual base salary in 2021), an annual target bonus of 150% of annual base salary (which target bonus remains unchanged from the Prior Agreement) and eligibility for the performance-conditioned stock option grants described above under "Compensation Discussion and Analysis—2022 CEO Performance-Based Leadership Equity Incentive Award."

Under the Employment Agreement, Mr. Reynal's severance entitlements for a termination by the Company without "Cause" or his resignation for "Good Reason" (each as defined in the Employment Agreement) remain unchanged from the Prior Agreement and are discussed below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control." The Employment Agreement also provides that Mr. Reynal may make personal use of the aircraft leased by the Company for an amount of time that does not result in the Company incurring more than $200,000 in aggregate incremental costs per year.

In addition, in exchange for entering into the Employment Agreement and receiving the Performance-Based Award, the post-termination non-competition, non-solicitation of clients and non-solicitation of employees covenants increased from 12 months under the Prior Agreement to 24 months.

Offer Letter with Mr. Weatherred

The Company entered into an offer letter with Mr. Weatherred, dated April 30, 2018 (the "Weatherred Offer Letter"), in connection with his appointment as Vice President, Gardner Denver Operating System. The Weatherred Offer Letter provides that Mr. Weatherred is entitled to receive an annual base salary of $345,000, and to participate in the MIP with an annual target award opportunity of 50% of his annual base salary. Mr. Weatherred was eligible to participate in the Company's long-term incentive plan with a target annual equity grant opportunity equal to $275,000.

The Company provided Mr. Weatherred with a revised offer letter, dated June 16, 2025 (the "revised Weatherred Offer Letter"), in connection with his promotion to SVP, PST and DGX. The revised Weatherred Offer Letter provides that Mr. Weatherred is entitled to receive an annual base salary of $600,000, and to participate in the MIP with an annual target award opportunity of 85% of his annual base salary. Mr. Weatherred is also eligible to participate in the Company's long-term incentive plan with a target annual equity grant opportunity equal to $2,300,000.

Mr. Weatherred is also eligible for certain severance arrangements, per the Company's Severance Plan which are discussed below under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control."

Offer Letter with Mr. Schiesl

The Company entered into an offer letter with Mr. Schiesl, dated November 25, 2013 (the ''Schiesl Offer Letter''). The Schiesl Offer Letter provides that Mr. Schiesl is entitled to receive a base salary of $450,000 and is eligible to participate in the annual MIP with a target award opportunity of 75% of his base salary.

Mr. Schiesl is also eligible to participate in the Company's 401(k), Supplemental Contribution, medical, dental, life insurance and disability plans, along with a comprehensive wellness program.

Mr. Schiesl is also eligible for certain severance arrangements, per the Company's Severance Plan which are discussed below under ''Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.''

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR END

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) UNEXERCISABLE[2]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)[4]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)[4]
Vicente Reynal	5/10/16	496,746	—	10.61	5/10/26				
	2/22/18	142,349	—	32.06	2/22/28				
	2/21/19	220,142	—	27.05	2/21/29				
	3/6/20	170,918	—	27.79	3/6/30				
	2/23/21	93,107	—	45.58	2/23/31				
	2/22/22	61,910	20,637	53.09	2/22/32	8,241	652,852		
	9/1/22							250,000[5]	19,805,000
	9/1/22							250,000[5]	19,805,000
	9/1/22							250,000[5]	19,805,000
	9/1/22							250,000[6]	19,805,000
	2/23/23	35,168	35,169	57.89	2/23/33	15,115	1,197,410	64,388[7]	5,100,817
	2/23/23	—	100,000[10]	57.89	2/23/33				
	2/27/24	12,181	36,545	90.38	2/27/34	15,559	1,232,584	41,491[8]	3,286,917
	2/27/24	—	100,000[10]	90.38	2/27/34				
	2/26/25	—	75,998	83.36	2/26/35	31,489	2,494,559	31,489[9]	2,494,559
	2/26/25	—	100,000[10]	83.36	2/26/35				

NAME	GRANT DATE	OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) UNEXERCISABLE[2]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)[4]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)[4]
Vikram Kini	12/9/16	14,132	—	11.43	12/9/26				
	2/22/18	14,235	—	32.06	2/22/28				
	2/21/19	20,243	—	27.05	2/21/29				
	3/6/20	10,204	—	27.79	3/6/30				
	6/30/20	13,321	—	28.12	6/30/30				
	2/23/21	15,286	—	45.58	2/23/31				
	2/22/22	12,381	4,128	53.09	2/22/32	1,648	130,555		
	2/23/23	9,043	9,043	57.89	2/23/33	3,887	307,928	16,556[7]	1,311,566
	2/27/24	3,167	9,501	90.38	2/27/34	4,045	320,445	10,787[8]	854,546
	8/20/24	2,173	6,521	90.50	8/20/34	2,694	213,419		
	2/26/25	—	21,713	83.36	2/26/35	8,997	712,742	8,997[9]	712,742
Michael Weatherred	5/14/18	9,800	—	33.46	5/14/28				
	2/21/19	17,713	—	27.05	2/21/29				
	3/6/20	17,857	—	27.79	3/6/30				
	2/23/21	9,727	—	45.58	2/23/31				
	2/22/22	7,517	2,506	53.09	2/22/32	1,001	79,299		
	2/23/23	5,024	5,024	57.89	2/23/33	2,159	171,036	9,198[7]	728,666
	2/27/24	1,786	5,360	90.38	2/27/34	2,282	180,780	6,085[8]	482,054
	8/20/24	2,340	7,023	90.50	8/20/34	2,901	229,817		
	2/26/25	—	14,475	83.36	2/26/35	5,998	475,162	5,998[9]	475,162
	8/6/25	—	2,401	76.48	8/6/35	980	77,636	980[9]	77,636
Andrew Schiesl	2/23/21	13,201	—	45.58	2/23/31				
	2/22/22	9,728	3,243	53.09	2/22/32	1,295	102,590		
	2/23/23	5,777	5,778	57.89	2/23/33	2,483	196,703	10,577[7]	837,910
	2/27/24	1,908	5,725	90.38	2/27/34	2,438	193,138	6,500[8]	514,930
	2/26/25	—	9,047	83.36	2/26/35	3,748	296,917	3,748[9]	296,917
	8/6/25	—	3,602	76.48	8/6/35	1,470	116,453	1,470[9]	116,453

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING OPTIONS (#) UNEXERCISABLE[2]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES THAT HAVE NOT VESTED ($)[4]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)[4]
Kathleen Keene	3/25/20	2,599	—	23.28	3/25/30				
	2/23/21	1,945	—	45.58	2/23/31				
	8/9/21	5,921	—	49.52	8/9/31				
	2/22/22	3,979	1,327	53.09	2/22/32	530	41,987		
	2/23/23	3,014	3,014	57.89	2/23/33	1,296	102,669	5,518[7]	437,136
	2/27/24	1,055	3,167	90.38	2/27/34	1,348	106,789	3,595[8]	284,796
	8/20/24	1,170	3,511	90.50	8/20/34	1,450	114,869		
	2/26/25	—	7,599	83.36	2/26/35	3,148	249,385	3,148[9]	249,385

1. Reflects vested and exercisable Time Options and Performance Options granted pursuant to the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (the "2013 Plan") and 2017 Plan.

2. Reflects unvested stock options granted pursuant to our 2017 Plan. Unvested stock options granted to our NEOs vest in equal installments on each of the first four anniversaries of the grant date.

3. Reflects unvested RSUs granted pursuant to our 2017 Plan. RSUs granted to our NEOs vest in equal installments on the first four anniversaries of the grant date.

4. Values determined based on the December 31, 2025 closing price of the Company's common stock on the NYSE of $79.22.

5. Reflects PSUs that will vest, if at all, based on the Company's achievement of certain adjusted EPS growth goals over the performance period beginning on January 1, 2022 and ending on December 31, 2026.

6. Reflects TSR PSUs that will vest, if at all, based on the Company's achievement of an $81.85 60-day volume-weighted average closing price of the common stock over the performance period beginning on September 1, 2022 and ending on September 1, 2027. These TSR PSUs were granted to Mr. Reynal as part of the Performance-Based Award that vest only upon meeting certain performance criteria and Mr. Reynal remaining with the Company long-term. As described more fully in "Executive Summary—Performance-Based Leadership Equity Incentive Award," the Performance-Based-Award is an extraordinary award for Mr. Reynal designed by the Compensation Committee to (i) drive the creation of long-term stockholder value, (ii) further strengthen the alignment of Mr. Reynal's interests with those of long-term stockholders, and (iii) encourage the retention of Mr. Reynal for the five to ten years from grant date. The share price performance goal was achieved on March 6, 2024, but the TSR PSUs will not vest until September 1, 2027, generally subject to Mr. Reynal's continued employment through such date, and as such, provide a significant retention incentive. See "Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control" below for information regarding the treatment of the TSR PSUs upon Mr. Reynal's death, disability or Qualifying Termination.

7. Represents the total number of PSUs earned under the 2023-2025 Performance Plan for the three-year performance period beginning on January 1, 2023 and ending on December 31, 2025, which vested on February 6, 2026.

8. Reflects PSUs that will vest, if at all, based on the Company's achievement of the Relative TSR performance measure over the performance period beginning on January 1, 2024 and ending on December 31, 2026. As of December 31, 2025, the achievement level with respect to Relative TSR was between threshold and target. Accordingly, the number of PSUs reported in the table reflects the amount that would be earned for target performance. The actual number of shares that will vest with respect to the PSUs is not yet determinable.

9. Reflects PSUs that will vest, if at all, based on the Company's achievement of the Relative TSR performance measure over the performance period beginning on January 1, 2025 and ending on December 31, 2027. As of December 31, 2025, the achievement level with respect to Relative TSR was around threshold. Accordingly, the number of PSUs reported in the table reflects the amount that would be earned for threshold performance. The actual number of shares that will vest with respect to the PSUs is not yet determinable.

10. For fiscal year 2022, the Company achieved adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over such adjusted EPS in 2021. As a result, in February 2023, the Compensation Committee certified that the first tranche of the CEO's performance-conditioned stock options had been earned, and on February 23, 2023, Mr. Reynal was awarded stock options to purchase 100,000 shares. These stock options cliff-vest on February 23, 2028. For fiscal year 2023, the Company achieved adjusted EPS (as defined in the Performance-Based Award) growth of more than 12% over such adjusted EPS in 2022. As a result, in February 2024, Mr. Reynal was awarded stock options to purchase 100,000 shares. These stock options cliff-vest on February 27, 2029. For fiscal year 2024, the Company achieved adjusted EPS (as defined in the Performance-Based Award) growth of 12% over such adjusted EPS in 2022. As a result, in February 2025, Mr. Reynal was awarded stock options to purchase 100,000 shares. These stock options cliff-vest on February 26, 2030.

OPTION EXERCISES AND STOCK VESTED IN 2025

The following table provides information regarding Options exercises and RSUs vested during fiscal 2025 for our NEOs.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Vicente Reynal	38,657	2,799,621	162,020	14,675,749
Vikram Kini			33,715	3,040,510
Michael Weatherred			20,776	1,869,720
Andrew Schiesl			25,370	2,298,624
Kathleen Keene			11,359	1,015,549

1. Value realized on exercise is based on the gain, if any, equal to the difference between the fair market value of the stock acquired upon exercise on the exercise date less the exercise price, multiplied by the number of options exercised.

2. The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

NON-QUALIFIED DEFERRED COMPENSATION – FISCAL 2025

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($)[2]	AGGREGATE EARNINGS IN LAST FY ($)[3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE ($)[4]
Vicente Reynal	$145,667	$128,247	(882,367)	—	$6,081,463
Vikram Kini	$105,915	$ 54,014	(558,436)	—	$3,373,757
Michael Weatherred	$ 0	$ 0	(79,282)	—	$ 444,939
Andrew Schiesl	$207,704	$ 45,821	(199,314)	—	$1,659,610
Kathleen Keene	$ 38,477	$ 31,906	(50,064)	—	$ 330,810

1. The amounts in this column are reported as compensation for fiscal 2025 in the "Base Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

2. Represents the amount of the matching contribution made by us in accordance with our Supplemental Contribution Plan. Matching contributions are reported for the year in which the compensation against which the applicable deferral election is applied has been earned (regardless of whether such matching contribution is actually credited to the NEO's non-qualified deferred compensation account in that year or the following year). The amounts in this column are reported as compensation for fiscal 2025 in the "All Other Compensation" column of the Summary Compensation Table.

3. Amounts in this column are not reported as compensation for fiscal 2025 in the Summary Compensation Table since they do not reflect above-market or preferential earnings.

4. The amounts reported in this column include the following aggregate amounts for each of the following NEOs reported as compensation to such named executive officers for previous years in the "Base Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" columns of the Summary Compensation Table: Mr. Reynal, $841,500 in fiscal 2016, $1,049,316 in fiscal 2017, $573,416 in fiscal 2018, $83,485 in fiscal 2019, $361,310 in fiscal 2020, $187,612 in fiscal 2021, $129,000 in fiscal 2022, $135,960 in fiscal 2023, and $345,840 in fiscal 2024; Mr. Kini, $207,607 in fiscal 2020, $286,810 in fiscal 2021, $275,434 in fiscal 2022, $403,687 in fiscal 2023, and $281,079 in fiscal 2024; Mr. Schiesl, $65,536 in 2016, $114,162 in fiscal 2017, $50,766 in fiscal 2018, $46,000 in fiscal 2019, $98,998 in fiscal 2020, $103,562 in fiscal 2021, $136,200 in fiscal 2022, $117,686 in fiscal 2023, and $139,235 in fiscal 2024; and Mr. Weatherred, $20,994 in fiscal 2019, $65,422 in fiscal 2020, $11,916 in fiscal 2021, $59,786 in fiscal 2022, $32,734 in fiscal 2023, and $0 in fiscal 2024.

Non-qualified Deferred Compensation Plan

In addition to the 401(k) plan, U.S. employees with a salary band 8 or higher (generally senior director and above) are eligible to participate in the Supplemental Contribution Plan. The participant selects the deferral percentages for the Supplemental Contribution Plan at the time of initial enrollment in the Supplemental Contribution Plan and once per year in December thereafter. There are separate elections for base pay and MIP. The MIP election pertains to the annual MIP award earned the following year and payable in the year thereafter. The Company matches each participant's contributions to the Supplemental Contribution Plan with Company matching contributions. The Company match consists of $1 for each $1 the participant defers under the

Supplemental Contribution Plan of compensation not eligible to be matched in the 401(k) plan, but is eligible to be contributed to the Supplemental Contribution Plan, up to the first 6% of such compensation. The Company match is credited to the Supplemental Contribution Plan in the form of cash.

With respect to employee and Company matching contributions made to the Supplemental Contribution Plan on and after January 1, 2021, participants may elect to receive distributions related to each calendar year in a lump sum or 5-, 10-, or 15-year installments payable (i) when the participant separates from service with the Company or (ii) on a specific in-service date designated by the participant. For amounts deferred between January 1, 2019 and December 31, 2020, participants may elect to receive distributions in a lump sum or 5-, or 10-year installments payable (i) when the participant separates from service with the Company or (ii) on a specific in-service date designated by the participant. A participant makes these distribution elections for the specific year's contributions at the time the participant makes the salary and MIP deferral elections in December for the following year. For amounts deferred before January 1, 2019, participants in the Supplemental Contribution Plan may elect to receive distributions of their plan account in either a lump sum or 5- or 10-year installments payable when the participant separates from service with the Company, subject to the terms and conditions of the Supplemental Contribution Plan. Loans are not permitted under the Supplemental Contribution Plan.

The investment options available to participants, including the NEOs, under the Supplemental Contribution Plan are similar to those offered to all of the participants in the 401(k) plan. Because some specific investment options available under the 401(k) plan are not available under the Supplemental Contribution Plan, the Company has made similar investment options available to the Supplemental Contribution Plan participants. Our stock is not a permitted investment option under the Supplemental Contribution Plan.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table describes the potential payments and benefits that would have been payable to our NEOs under existing plans and arrangements assuming: (i) a change in control, (ii) a termination without Cause or, where applicable, a termination for Good Reason (a "qualifying termination") absent a change in control, (iii) a qualifying termination following a change in control and (iv) a termination due to death or disability (also assuming, in each case, that such termination event or change in control occurred on December 31, 2025). Nothing is shown for a retirement as such a termination can only occur with the prior consent of the Company. A description of the provisions governing such payments under our agreements and any material conditions or obligations applicable to the receipt of payments is described below under "Executive Change in Control and Severance Arrangements."

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of plan balances under our 401(k) savings plan.

NAME	CASH SEVERANCE PAYMENT ($)[1]	CONTINUATION OF GROUP HEALTH COVERAGE ($)[2]	ACCRUED BUT UNUSED VACATION ($)[3]	VALUE OF STOCK AWARDS AND STOCK OPTION ACCELERATION ($)[4]	TOTAL ($)
Vicente Reynal					
Qualifying Termination	1,200,000	20,478	—	3,626,884[5]	4,847,362
Change in Control ("CIC")	—	—	—	88,130,192[6]	88,130,192
Qualifying Termination and CIC	1,200,000	20,478	—	94,996,996[7]	96,217,474
Death/Disability	—	—	—	85,281,771[8]	85,281,771
Vikram Kini					
Qualifying Termination	1,062,955	7,236	—	844,870[5]	1,915,062
Change in Control ("CIC")	—	—	—	1,747,385[6]	1,747,385
Qualifying Termination and CIC	1,574,500	7,236	—	3,733,196[7]	5,314,932
Death/Disability	—	—	—	1,451,422[8]	1,451,422
Michael Weatherred					
Qualifying Termination	924,446	14,748	—	560,536[5]	1,499,730
Change in Control ("CIC")	—	—	—	974,545[6]	974,545
Qualifying Termination and CIC	1,396,274	14,748	—	2,367,437[7]	3,788,459
Death/Disability	—	—	—	976,371[8]	976,371
Andrew Schiesl					
Qualifying Termination	834,625	20,478	—	517,439[5]	1,372,542
Change in Control ("CIC")	—	—	—	1,100,570[6]	1,100,570
Qualifying Termination and CIC	1,237,500	20,478	—	2,224,259[7]	3,482,237
Death/Disability	—	—	—	847,630[8]	847,630
Kathleen Keene					
Qualifying Termination	644,583	7,533	—	296,319[5]	948,435
Change in Control ("CIC")	—	—	—	582,448[6]	582,448
Qualifying Termination and CIC	956,750	7,533	—	924,039[7]	1,888,323
Death/Disability	—	—	—	515,977[8]	515,977

1. For all NEOs other than Mr. Reynal, cash severance payment includes continued payment in substantially equal monthly installments over a 12-month period (18 months if qualifying termination occurs at any time during the period starting six months prior to and ending two years following a change in control) of the executive's annual base salary and a prorated bonus based on actual year end achievement upon qualifying termination and a prorated bonus based on target upon qualifying termination and CIC. For Mr. Reynal, the cash severance payment includes continued payment in substantially equal monthly installments over a 12-month period.

2. For all NEOs other than Mr. Reynal;, reflects a lump sum cash payment (calculated on a taxed grossed up basis) equal to the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company) for a 12-month period (18 months if qualifying termination occurs at any time during the period starting six months prior to and ending two years following a change in control). For Mr. Reynal, reflects the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company), subject to the executive's electing to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), for a period of 12 months, assuming 2025 rates.

3. Amounts reported in this column reflect zero accrued but unused vacation days for each of our NEOs.

4. Amounts reported in this column have been determined based on the December 31, 2025 closing price of the Company's common stock on the NYSE of $79.22. See "Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control" below for a detailed summary of the treatment of the equity awards held by our NEOs in the event of termination of employment or change in control.

5. With respect to the annual equity awards held by our NEOs, reflects the vesting of the outstanding RSUs and options that would have vested on the first vesting date otherwise scheduled to occur immediately following the date of termination, assuming a termination without Cause on December 31, 2025. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs based on the achievement of the Company's Adjusted EPS for the last four complete fiscal quarters during the EPS Performance Period prior to the date of termination prorated based on the number of days Mr. Reynal was employed during the EPS Performance Period, in each case, assuming a termination of employment due to death or Disability on December 31, 2025. For Mr. Reynal, it also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2025

6. With respect to the annual equity awards held by our NEOs, reflects the vesting of PSUs upon the consummation of a Change in Control on December 31, 2025, assuming that the last day of the Performance Period was the date of the Change in Control and the Company's stock price at the end of the Performance Period was $79.22, the December 31, 2025 closing price of the Company's common stock on the NYSE. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs upon the consummation of a Change in Control on December 31, 2025 based on the achievement of the Company's Adjusted EPS for the last four complete fiscal quarters during the EPS Performance Period prior to such date and the vesting of 100% of Mr. Reynal's outstanding performance-conditioned stock options, assuming that such stock options are not assumed in connection with the Change in Control. For Mr. Reynal, also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2025.

7. With respect to the annual equity awards held by our NEOs, reflects the vesting of 100% of the outstanding RSUs and options upon a termination without Cause and the consummation of a Change in Control on December 31, 2025 and the vesting of PSUs upon the consummation of a Change in Control on December 31, 2025, assuming that the last day of the Performance Period was the date of the Change in Control and the Company's stock price at the end of the Performance Period was $79.22, the December 31, 2025 closing price of the Company's common stock on the NYSE. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs, 100% of the TSR PSUs and 100% of the outstanding performance-conditioned stock options upon a termination without Cause and the consummation of a Change in Control on December 31, 2025.

8. With respect to the annual equity awards held by our NEOs, reflects the vesting of the outstanding RSUs and options that would have vested on the first and second vesting date otherwise scheduled to occur immediately following the date of termination, assuming a termination of employment due to death or Disability on December 31, 2025. For Mr. Reynal, also reflects the vesting of 100% of the Adjusted EPS PSUs based on the achievement of the Company's Adjusted EPS for the last four complete fiscal quarters during the EPS Performance Period prior to the date of termination and the vesting of 20% of Mr. Reynal's outstanding performance-conditioned stock options, in each case, assuming a termination of employment due to death or Disability on December 31, 2025. For Mr. Reynal, also reflects the vesting of 100% of the TSR PSUs because the TSR Target Price has been achieved as of December 31, 2025

Executive Change in Control and Severance Arrangements

Under the terms of the Company's Severance Plan, for all NEOs except Mr. Reynal (who remains entitled to severance under the terms of his employment agreement), if the Company terminates their employment without "cause" or any of them terminates their employment for "good reason" (as such terms are defined in the Severance Plan), subject to certain restrictive covenants and the execution of an effective general release of claims in favor of the Company, they will be entitled to receive:

- Cash severance equal to 12-months (18 months if the qualifying termination occurs at any time during the period starting six months prior to and ending two years following a change in control) of their then-current base salary, payable in equal monthly installments over the Severance Period; and

- Prorated MIP (annual bonus) based on actual performance for the year; and

- A lump sum cash payment (calculated on a taxed grossed up basis) equal to the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company) for a 12-month period (18 months if qualifying termination occurs at any time during the period starting six months prior to and ending two years following a change in control). Equity treatment remains governed by the terms of the respective equity award agreement

In addition to the payments described above, each of our NEOs is entitled to receive a distribution of all vested amounts under our Supplemental Contribution Plan. See "—Non-Qualified Deferred Compensation—Fiscal 2025."

Under the terms of Mr. Reynal's employment agreement, if the Company terminates his employment without "cause" or if he terminates his employment for "good reason" (as such terms are defined in his employment agreement), subject to certain conditions and on-going commitments, he will be entitled to receive:

- Continued payment over a 12-month period (the "Severance Period") of his then-current annual base salary, payable in substantially equal monthly installments over the Severance Period; and

- Continued group health coverage (on the same basis as actively employed employees of the Company), subject to Mr. Reynal electing to receive benefits under COBRA, for 12 months following the date his employment terminates (or, if earlier, through the date he becomes employed by another employer and eligible for health insurance coverage at such employer).

In addition to the payments described above, Mr. Reynal is entitled to receive a distribution of all vested amounts under our Supplemental Contribution Plan. See "—Non-Qualified Deferred Compensation—Fiscal 2025."

Treatment of Outstanding Equity Awards in the Event of Termination of Employment or Change in Control

The outstanding RSU and option awards we have granted to our NEOs provide for accelerated vesting in the event of certain qualifying terminations of employment as described below and/or, in certain circumstances described below, in connection with a change in control.

Annual Equity Awards

Effect of Qualifying Termination on Vesting of PSUs, RSUs, and Options. In the event of an NEO's termination without Cause (as defined below) such NEO's outstanding RSUs and options that would have vested on the first vesting date otherwise scheduled to occur immediately following the date of such termination without Cause will vest as of the date of such termination without Cause. In the event of an NEO's death or Disability (as defined in the 2017 Omnibus Incentive Plan), such NEO's outstanding RSUs and options that would have vested on the first and second vesting date otherwise scheduled to occur immediately following the date of such death or Disability shall vest as of the date of death or Disability. In the event of an Approved Retirement, such NEO's outstanding RSUs and unvested options granted shall continue to vest in accordance with the grant vesting schedule, subject to the NEO's continued compliance with the restrictive covenants. Each vested option shall remain exercisable for 5 years thereafter. In the event of an Approved Retirement, a prorated number, based on the number of days from the vesting commencement date through the date of termination due to such Approved Retirement, of unvested PSUs will continue to be eligible to vest on the PSU vesting date based on the level of achievement of the applicable performance goals. Notwithstanding the foregoing, if the Company receives a legal opinion that there has been a legal judgment and/or legal development in the NEO's jurisdiction that would likely result in the favorable treatment that applies to the PSUs, RSUs, and options if the NEO's termination occurs as a result of the NEO's Approved Retirement being deemed unlawful and/or discriminatory, the Company may determine that the NEO's Retirement (as defined below) is no longer an Approved Retirement.

In the event of an NEO's termination without Cause, Approved Retirement or death or Disability occurring after the expiration of the Performance Period and before the vesting date, the PSUs that would have vested on the vesting date will vest on the vesting date.

Effect of a Change in Control on Vesting of PSUs, RSUs, and Options. In the event of an NEO's termination without Cause during the two-year period following a Change in Control (as defined in our 2017 Omnibus Incentive Plan), all of such NEO's outstanding RSUs and options will immediately vest as of the date of such termination without Cause.

With respect to the PSUs, if a Change in Control occurs during the Performance Period, then the calculation of the number of PSUs that will vest is conducted as though (i) the last day of the Performance Period was the date of the Change in Control and (ii) the Company's stock price at the end of the Performance Period was the price per share of the Company's common stock payable in connection with such Change in Control. The number of PSUs resulting from such calculation will be the number that will vest upon the consummation of such Change in Control.

For purposes of the foregoing: "Approved Retirement," "Cause," "Detrimental Activity," and "Retirement" have the definitions set forth in the relevant grant agreement or the 2017 Omnibus Incentive Plan, as applicable.

CEO Performance-Based Leadership Equity Incentive Award

Effect of Qualifying Termination or Termination due to Death or Disability on Vesting of the Adjusted EPS PSUs

Vesting of the Adjusted EPS PSUs is subject to Mr. Reynal's continued employment through December 31, 2026; however, if he is terminated by the Company without Cause or he resigns for Good Reason (each, a "Qualifying Termination" and as defined in his employment agreement) or he dies or becomes permanently disabled, in each case, after the expiration of the EPS Performance Period and before the date on which the Committee certifies the level of performance achieved (the "EPS PSU Vesting Date"), he remains entitled to receive the number of Adjusted EPS PSUs that the Committee certifies has become vested.

If Mr. Reynal dies, becomes permanently disabled or experiences a Qualifying Termination prior to the end of the EPS Performance Period, the calculation to determine the number of Adjusted EPS PSUs, if any, that will become vested will be conducted as though (i) the last day of the EPS Performance Period was the date on which such termination occurs and (ii) the Company's Adjusted EPS will be the Adjusted EPS for the last four completed fiscal quarters during the EPS Performance Period prior to the date of such termination (or, if there are not four completed fiscal quarters at the time of such termination, then all of the Adjusted EPS PSUs will be forfeited on the date of such termination) and, if the reason for such termination is a Qualifying Termination, the number of Adjusted EPS PSUs that will become vested will be prorated by the number of days Mr. Reynal was employed during the EPS Performance Period.

Effect of a Change in Control on Vesting of the Adjusted EPS PSUs

If a change in control (as defined in the 2017 Omnibus Incentive Plan) occurs following the expiration of the EPS Performance Period but prior to the EPS PSU Vesting Date, then the Adjusted EPS PSUs will vest on the closing of such change in control based on the achievement of Adjusted EPS in accordance with the table above under "Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control" so long as Mr. Reynal has remained in continuous employment with the Company through such change in control.

If a change in control occurs during the EPS Performance Period and the award is not assumed, then the calculation to determine the number of Adjusted EPS PSUs that will become eligible to vest will be conducted as though (i) the last day of the EPS Performance Period was the date of the change in control and (ii) the Company's Adjusted EPS will be measured based on the last four completed fiscal quarters (or, if there are not four completed fiscal quarters at the time of such change in control, then all of the Adjusted EPS PSUs will be forfeited upon the change in control). The number of Adjusted EPS PSUs, if any, resulting from such calculation will become vested on the closing of the change in control so long as Mr. Reynal has remained continuously employed through such change in control.

If a change in control occurs prior to the expiration of the EPS Performance Period and the award is assumed by the successor to the Company, and Mr. Reynal is subsequently terminated due to death, permanent disability or a Qualifying Termination following such change in control but prior to the end of the EPS Performance Period, the Adjusted EPS PSUs will become vested in full on the date of such termination.

Effect of Qualifying Termination or Termination due to Death or Disability on Vesting of the TSR PSUs

If the TSR Target Price is achieved prior to the end of the TSR Performance Period and Mr. Reynal is terminated due to his death or permanent disability prior to the expiration of such performance period, then all of the TSR PSUs will vest upon such termination. If the TSR Target Price is achieved prior to the end of the TSR Performance Period and Mr. Reynal experiences a Qualifying Termination prior to the end of the TSR Performance Period, then he will vest pro-rata in a number of TSR PSUs based on the number of days he was employed with the Company during the TSR Performance Period. The TSR Target Price was achieved on March 6, 2024.

Effect of a Change in Control on Vesting of the TSR PSUs

If a change in control occurs following the date on which the TSR Target Price is achieved, then all of the TSR PSUs will become fully vested immediately prior to such change in control subject to Mr. Reynal's continued employment through such change in control.

Subject to Mr. Reynal's continued employment through such change in control, if a change in control occurs during the TSR Performance Period and prior to the date on which the TSR Target Price is achieved, and the award is not assumed by the successor to the Company, then the TSR Performance Period will end on the date of the change in control and (i) if the sum of (A) the price per share of the Company's common stock payable in connection with such change in control, plus (B) the cumulative value of any dividends paid during the TSR Performance Period through and including the date of the change in control equals or exceeds the TSR Target Price, the TSR PSUs will vest immediately prior to the closing of such change in control, and (ii) if such sum is less than the TSR Target Price, all of the TSR PSUs will automatically be forfeited immediately prior to the closing of such change in control. If a change in control had occurred on December 31, 2025 and the TSR PSUs were not assumed by the successor to the Company, no vesting of the TSR PSUs would have occurred based on the application of the above-described formula.

If a change in control occurs prior to the date on which the TSR Target Price is achieved and the TSR PSUs are assumed by the successor to the Company and Mr. Reynal is terminated due to death, permanent disability or a Qualifying Termination following such change in control but prior to the end of the TSR Performance Period, the TSR PSUs will become fully vested on the date of such termination. The TSR Target Price was achieved on March 6, 2024.

Effect of Qualifying Termination on Vesting of the Performance-Conditioned Stock Option Grants

If Mr. Reynal experiences a Qualifying Termination or he dies or becomes permanently disabled, the number of shares subject to the stock options that will become vested on the date of such termination will be determined as if the stock options had instead vested 20% per year over five years from the date of grant and, solely in the event of a termination due to his death or permanent disability, Mr. Reynal will become immediately vested in an additional 20% of the stock options.

Effect of a Change in Control on Vesting of the Performance-Conditioned Stock Option Grants

If a change in control occurs and the stock options are not assumed, then the stock options will become vested in full immediately prior to the change in control.

If the stock options are assumed by the successor to the Company, and Mr. Reynal is subsequently terminated due to death, disability or a Qualifying Termination, the stock options will become fully vested on the date of such termination.

DIRECTOR COMPENSATION IN FISCAL 2025

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1]	TOTAL ($)
Kirk E. Arnold[2]	61,875	—	61,875
William P. Donnelly	82,500	252,500	335,000
Gary D. Forsee[3]	61,875	—	61,875
Jennifer Hartsock	82,500	202,500	285,000
John Humphrey	82,500	217,500	300,000
Marc E. Jones	82,500	207,500	290,000
Vicente Reynal	—	—	—
Aurobind Satpathy	20,625	96,250	116,875
Julie A. Schertell[4]	61,875	—	61,875
JoAnna L. Sohovich	82,500	202,500	285,000
Mark P. Stevenson	82,500	192,500	275,000
Michelle Swanenburg	41,250	154,375	195,625

1. Represents the aggregate grant date fair value of stock awards granted during 2025 computed in accordance with FASB ASC Topic 718. The aggregate number of RSUs outstanding as of December 31, 2025 for each director was as follows: Mr. Donnelly: 3,029; Ms. Hartsock: 2,429; Mr. Humphrey: 2,609; Mr. Jones: 2,489; Mr. Stevenson: 2,309; Ms. Sohovich: 2,429; Ms. Swanenburg: 2,006; and Mr. Satpathy: 1,258. The RSUs of Mses. Sohovich and Hartsock and Messrs. Donnelly, Humphrey, Jones, and Stevenson vested in full on February 26, 2026.

2. Ms. Arnold retired from our Board of Directors as of June 2025 so was only paid cash fees for a portion of the year. In connection with her departure, she forfeited her 2,549 RSUs granted on February 26, 2025, which had a grant date fair value of $212,500.

3. Mr. Forsee retired from our Board of Directors as of June 2025 so was only paid cash fees for a portion of the year. In connection with his departure, he forfeited his 2,429 RSUs granted on February 26, 2025, which had a grant date fair value of $202,500.

4. Ms. Schertell retired from our Board of Directors as of March 2025 so was only paid cash fees for a portion of the year. In connection with her departure, she forfeited her 2,309 RSUs granted on February 26, 2025, which had a grant date fair value of $192,500.

Description of Director Compensation

The director compensation program consists of the following components for our non-employee directors:

- Annual cash retainer of $82,500, payable quarterly in arrears and prorated for any partial year of service;

- Annual equity award having a fair market value of $192,500, payable in RSUs, which vests on the anniversary of the grant date;

- Additional annual equity award having a fair market value of $25,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as the chairperson of our Audit Committee and an additional annual equity award having a fair market value of $10,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as a member of such committee, prorated, in each case, for any partial year of service;

- Additional annual equity award having a fair market value of $20,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as the chairperson of our Compensation Committee, prorated, in each case, for any partial year of service;

- Additional annual equity award having a fair market value of $15,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as the chairperson of our Nominating and Corporate Governance Committee or our Sustainability Committee, prorated, in each case, for any partial year of service; and

- Additional annual equity award having a fair market value of $35,000, payable in RSUs, which vests on the anniversary of the grant date, for serving as our Lead Director.

Our directors are not paid any fees for attending meetings, however, our directors are reimbursed for reasonable travel and related expenses associated with attendance at Board or committee meetings.

While the Board reviews director compensation annually, it generally makes adjustments every two to three years. As such, in February 2025, the Board determined that no changes to the director compensation program were necessary for 2025.

Stock Ownership and Retention Policy

Our directors are also subject to the stock ownership guidelines and retention policy described under "Compensation Discussion and Analysis—Other Compensation Practices and Policies that Align Our NEOs to Our Stockholders—Stock Ownership and Retention Policy."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2025, each of Messrs. Jones, Stevenson and Ms. Arnold, Ms. Hartsock and Ms. Swanenburg served on our Compensation Committee. None of the current members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K ("Item 402(u)"), the Company is providing the following information regarding the relationship of the annual total compensation of Vicente Reynal, our Chief Executive Officer ("CEO") to the median all of our employees (except Mr. Reynal), calculated in a manner consistent with Item 402(u). For 2025, our last completed fiscal year:

- The median of the annual total compensation of all of our employees, excluding our CEO, was $75,422.

- The annual total compensation of our CEO was $16,197,391.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO was 215:1.

If the impact of the 100,000 performance-based stock options that were part of the terms of the 2022 CEO's Performance-Based Award were removed from the calculations:

- The annual total compensation of the CEO would have been $12,398,391.

- The ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees except our CEO would have been 164:1.

The median employee identified for calculating the ratio of the CEO's annualized total compensation to that of all employees remains unchanged from the one disclosed in last year's proxy statement. We are confident that no significant changes have been made to our employee population or compensation arrangements that would have a significant impact on our pay ratio disclosure.

We determined that, as of December 31, 2025, our employee population consisted of 21,500 individuals, including full time, part time, and temporary employees.

To identify our "median employee" from this employee population, we obtained annual base salary and target annual bonus information as of December 31, 2025 from our internal payroll records for each employee in our employee population. We believe this consistently applied compensation measure reasonably reflects annual compensation across our employee base. Base salary amounts for employees located outside the United States and compensated in currencies other than U.S. dollars were converted to U.S. dollars based on the average annual exchange rate for 2025. We then ranked the resulting annual base salary plus target annual bonus amounts for all of the employees in the employee population other than our CEO to determine our median employee. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K for the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our Summary Compensation Table set forth above in this Proxy Statement.

PAY VS. PERFORMANCE ("PVP") DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K ("Item 402(v)"), the Company is providing the following information regarding the relationship between the executive compensation actually paid by the Company and the financial performance of the Company over the applicable time period of the disclosure, calculated in a manner consistent with Item 402(v). Refer to the "Compensation Discussion and Analysis" section of this Proxy Statement for a discussion on how the Committee determines named executive officer pay.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO $	COMPENSATION ACTUALLY PAID TO CEO[(a)(b)(c)] $	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOS[(d)] $	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOS[(a)(b)(d)] $	YEAR-END VALUE OF $100 INVESTED ON 12/31/2020 COMPANY TSR $	S&P 500 INDUSTRIALS (TR) $	NET INCOME ($MM) $	ADJUSTED DILUTED EPS[(e)] $
2025	16,197,391	(30,164,108)	2,739,693	668,542	174.76	189.72	589	3.34
2024	16,720,080	42,145,967	2,949,575	4,207,311	199.36	158.87	846	3.29
2023	15,523,750	66,810,613	2,832,341	4,490,942	170.30	135.24	785	2.96
2022	54,521,777	51,245,570	2,248,514	1,167,175	114.91	114.48	609	2.36
2021	11,367,565	26,768,202	2,287,667	4,355,177	135.84	121.12	565	2.09

(a)   Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate Compensation Actually Paid include:

	CEO					AVERAGE OTHER NEOS				
	2025 $	2024 $	2023 $	2022 $	2021 $	2025 $	2024 $	2023 $	2022 $	2021 $
Summary Compensation Table ("SCT") Total	16,197,391	16,720,080	15,523,750	54,521,777	11,367,565	2,739,693	2,949,575	2,832,341	2,248,514	2,287,667
Adjustments for Pension										
Deduct: Change in Pension Value reported in SCT	0	0	0	0	0	0	0	0	0	0
Add: Amount added for current year service cost	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Add: Amount added for prior service cost impacting current year	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Adjustments for Pension	0	0	0	0	0	0	0	0	0	0
Adjustments for Equity Awards										
Deduct: Grant date values in SCT	(13,502,139)	(13,487,385)	(10,782,805)	(51,297,935)	(7,454,041)	(1,828,015)	(1,930,757)	(1,647,674)	(1,240,928)	(1,070,766)

	CEO					AVERAGE OTHER NEOS				
	2025 $	2024 $	2023 $	2022 $	2021 $	2025 $	2024 $	2023 $	2022 $	2021 $
Add: Year-end fair value of unvested awards granted in the current year	10,405,227	12,382,957	16,644,546	55,421,266	11,389,717	1,390,856	1,802,890	1,750,701	1,150,403	1,636,124
Add: Year-over-year difference of year-end fair values for unvested awards granted in prior years	(42,541,255)	23,336,851	42,677,302	(4,849,563)	11,342,130	(1,494,795)	1,018,944	1,741,390	(643,997)	1,466,034
Add: Fair values at vest date for awards granted and vested in current year	0	0	0	0	0	0	0	0	0	0
Add: Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	(723,332)	3,193,464	2,747,820	(2,549,976)	122,831	(139,199)	366,660	312,802	(346,817)	36,118
Deduct: Forfeitures during current year equal to prior year-end fair value	0	0	0	0	0	0	0	(498,619)	0	0
Add: Dividends or dividend equivalents not otherwise included in total compensation	0	0	0	0	0	0	0	0	0	0
Total Adjustments for Equity Awards	(46,361,499)	25,425,887	51,286,863	(3,276,208)	15,400,636	(2,071,152)	1,257,737	1,658,601	(1,081,338)	2,067,510
Compensation Actually Paid	(30,164,108)	42,145,967	66,810,613	51,245,570	26,768,202	668,542	4,207,311	4,490,942	1,167,175	4,355,177

(b) The following summarizes the valuation assumptions used for stock option awards included as part of Compensation Actually Paid:

— Expected life of each stock option is based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest/FYE date.

— Strike price is based on each grant date closing price and asset price is based on each vest/FYE closing price.

— Risk free rate is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest/FYE date.

— Historical volatility is based on daily price history for each expected life (years) prior to each vest/FYE date. Closing prices provided by S&P Capital IQ are adjusted for dividends and splits.

— Represents annual dividend yield on each vest/FYE date.

(c) CEO Compensation Actually Paid in 2022 would have been $2,943,070 if Mr. Reynal's special Performance-Based Award was excluded from the calculation. We believe this is an appropriate alternative way to view Compensation Actually Paid in 2022 given the long-term nature of the award with vesting events occurring five to ten years after the grant date. In our view, including all of this long-term compensation as Compensation Actually Paid in a single year does not reflect the long-term nature of the award and overstates the actual compensation paid to Mr. Reynal in 2022.

(d) For the non-CEO NEOs, the amounts in the table reflect the average Summary Compensation Table total compensation and average Compensation Actually Paid for the following executives by year:

2025: Vikram Kini, Michael Weatherred, Andrew Schiesl, Kathleen Keene

2024: Vikram Kini, Michael Weatherred, Andrew Schiesl, Kathleen Keene

2023: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras (Former Senior Vice President and General Manager, Global Precision and Science Technologies), Michael Weatherred, Gary Gillespie

2022: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred

2021: Vikram Kini, Andrew Schiesl, Enrique Minarro-Viseras, Michael Weatherred

(e) Adjusted Diluted EPS is our "Company-Selected Measure" pursuant to Item 402(v). Adjusted Diluted EPS is a non-GAAP metric. For a reconciliation of Adjusted Diluted EPS to Diluted EPS, see Annex A to this Proxy Statement.

Relationship Between Compensation Actually Paid and Company Performance

As demonstrated in the table above, the Compensation Actually Paid values for our CEO and non-CEO NEOs are generally aligned with our performance. The data demonstrates consistent year-over-year improvement for each of the financial performance measures displayed in the table (Net Income, except 2025, and Adjusted EPS) and for Company TSR (with the exception of Company TSR in 2022 and 2025). In years where stock price has appreciated, Compensation Actually Paid exceeds the values reported in the Summary Compensation Table, whereas in the reported years of stock price depreciation, Compensation Actually Paid is lower than the amounts reported in the Summary Compensation Table. The correlation would be even stronger if Mr. Reynal's special Performance-Based Award was not included in the Compensation Actually Paid calculation for 2022. For a discussion of the special circumstances of this award, see "Compensation Discussion and Analysis—2022 CEO Performance-Based Leadership Equity Incentive Award." Over time, we expect that continued strong financial performance will positively influence Company TSR and increase Compensation Actually Paid, re-enforcing our commitment to pay-for-performance. As one of the key tenets of our compensation philosophy is to deliver the majority of compensation in long-term pay, each of our NEOs' total pay packages are comprised primarily of equity awards; accordingly, we expect that the Compensation Actually Paid figures will generally move in tandem with Company TSR.

Additionally, in each of the years disclosed in the table, Company TSR directionally tracked the S&P 500 Industrials Total Return and outpaced the S&P 500 Industrials' return in each year, except 2025. The negative Compensation Actually Paid in 2025 was primarily driven by the decrease in stock price during the year.

Tabular List of Financial Performance Measures Linked to Compensation Actually Paid

The following financial performance measures represent, in the Company's view, the most important financial measures used to link Compensation Actually Paid to the NEOs in 2025 to Company performance:

Adjusted Diluted EPS
Free Cash Flow
Relative TSR vs. S&P 500 Industrials

Approval of Ingersoll Rand Inc. 2026 Omnibus Incentive Plan

On April 10, 2026, our Board adopted the Ingersoll Rand Inc. 2026 Omnibus Incentive Plan (the "2026 Plan"), which, if approved by our stockholders, will supersede and replace the 2017 Plan. The 2017 Plan is currently set to expire in May 2027.

The 2026 Plan is subject to stockholder approval. If approved by our stockholders, the 2026 Plan will become effective on June 11, 2026 (the "2026 Plan Effective Date") if our stockholders approve the 2026 Plan on that date. No awards have been granted under the 2026 Plan.

As of April 16, 2026, there are 3,975,518 shares available for future issuance under the 2017 Plan. If the 2026 Plan is approved by our stockholders, these shares will be rolled into and be available for issuance under the 2026 Plan. Approval of the 2026 Plan also includes the authorization of an additional 7,524,482 shares for issuance under the 2026 Plan. Therefore, if the 2026 Plan is approved by our stockholders, the aggregate number of shares available for future grants under the 2026 Plan will be 11,500,000 shares.

Your Board recommends that you vote "FOR" the approval of the 2026 Plan. In considering their vote, stockholders may wish to review with care the information regarding the 2026 Plan provided in the "Discussion of the 2026 Plan" section of this Proxy Statement.

> **Your Board of Directors recommends that you vote "FOR" the approval of the Ingersoll Rand Inc. 2026 Omnibus Incentive Plan.**

Discussion of the 2026 Plan

THE 2026 PLAN COMBINES COMPENSATION AND GOVERNANCE BEST PRACTICES

The 2026 Plan is substantially similar to the 2017 Plan and, like the 2017 Plan, includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- *Stockholder approval is required for additional shares*. The 2026 Plan does not contain an annual "evergreen" provision. The 2026 Plan authorizes a fixed number of shares, so that stockholder approval is required to increase the maximum number of shares of our common stock which may be issued under the 2026 Plan.

- *Minimum vesting requirement*. The 2026 Plan mandates a vesting period of at least one-year for all equity-based awards granted under the 2026 Plan, which applies to no less than 95% of the shares authorized for grant (subject to certain limited exceptions set forth in the 2026 Plan).

- *No discount stock options or stock appreciation rights*. All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.

- *Repricing is not allowed*. The 2026 Plan prohibits the repricing or other exchange of underwater stock options and stock appreciation rights for new awards or cash without prior stockholder approval.

- *Limitations on dividend payments on unvested awards*. Dividends and dividend equivalents may not be paid on awards subject to vesting conditions unless and until such conditions are met. In addition, dividend equivalents may not be granted on options or stock appreciation rights.

- *No tax gross-ups*. The 2026 Plan does not provide for any tax gross-ups.

- *Annual Director Limit*. The 2026 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director with respect to any fiscal year, or director limit, may not exceed the amount equal to $750,000.

WHY WE BELIEVE YOU SHOULD VOTE TO APPROVE THE 2026 PLAN

The 2017 Plan was originally adopted by our Board and approved by our stockholders on May 10, 2017, in connection with our initial public offering, and amended and restated on February 29, 2020, in connection with the Merger and will expire on May 10, 2027. We do not currently have any other stock incentive plans pursuant to which equity awards can be granted.

The 2026 Plan would be a successor to the 2017 Plan and would allow us to continue granting equity awards to eligible participants in the ordinary course without interruption. No additional awards will be granted under the 2017 Plan after the 2026 Plan Effective Date, unless the 2026 Plan is not approved by our stockholders, in which case the 2017 Plan will continue in effect. Outstanding awards under the 2017 Plan will continue to be governed by the 2017 Plan and the agreements under which they were granted.

We are asking our stockholders to approve the 2026 Plan because long-term equity-based compensation is an integral part of our compensation program, as well as our continued growth and success. If the 2026 Plan is not approved, we believe that the following goals will be adversely affected.

- *Equity Incentive Awards Are an Important Part of Our Compensation Philosophy*. We believe our future success depends on our ability to attract, motivate, and retain high quality talent, and that the ability to continue providing equity-based incentives is critical to achieving this success as we compete for talent in an industry in which equity compensation is both market practice and expected by existing personnel and prospective candidates. We believe that equity ownership by the vast majority of our employees has a direct correlation to increased employee engagement, which we think is a key factor in us achieving our future financial goals and creating stockholder value. The 2026 Plan was structured to provide the Company with the necessary flexibility to design long-term incentive programs for our employees and other service providers that align with our compensation philosophy, and more effectively support the strategic priorities of our organization. By maintaining a long-term incentive plan such as the 2026 Plan, our Compensation Committee is able to design and implement compensation programs that retain our key employees, compensate those employees based on the performance of the Company and other individual performance factors, align the goals and objectives of our employees with the interests of our stockholders, and promote a focus on long-term value creation. In addition, if we are unable to grant competitive equity awards, we may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent, which we do not believe would be practical or advisable. We do not believe a more cash-based program would have the same long-term retention value or serve to align employees' interests to those of our stockholders as well as a program that includes equity. A significant increase in cash-based incentives to replace equity awards would reduce the cash otherwise available for the Company's operations.

- ***Our Culture of Ownership and Engagement***. Our employees think and act like owners because they are. Through our Ownership Works program, every full-time employee receives equity after one year of service, whether they joined as a new hire or through an acquisition.[1] This program reinforces each person's stake in the company and recognizes the difference their work makes to our shared goals — aligning their interests with shareholders and fostering engagement, accountability, and innovation. In 2025, we granted equity to more than 3,600 employees. The Ownership Works program, now valued at approximately $1 billion since its inception,[2] reinforces our belief that when employees think and act like owners, we all win. If we are unable to grant equity awards to our employees, we would adversely affect our culture of ownership and lose what we believe to be a competitive advantage.

- ***We Manage our Equity Incentive Award Use Carefully***. We manage our long-term stockholder dilution and share usage by limiting the number of equity awards granted annually. Our Compensation Committee carefully monitors our equity share usage to ensure that we maximize stockholder value by granting only the appropriate number of equity awards necessary to attract, reward and retain employees, non-employee directors and consultants.

Stockholders should understand that our executive officers and non-employee directors may be considered to have an interest in the approval of the 2026 Plan because they may in the future receive awards under it. Nevertheless, our Board believes that it is important to provide incentives and rewards to attract, motivate, and retain high quality talent by adopting the 2026 Plan.

INFORMATION ON EQUITY COMPENSATION PLANS AS OF APRIL 16, 2026

The table below sets forth the number of shares available for future issuance pursuant to outstanding and future equity awards under the 2017 Plan and outstanding stock options under the 2013 Plan as of April 16, 2026. Currently, new equity awards are only granted under the 2017 Plan.

Number of shares that are authorized for future grants (assuming ''maximum'' for all outstanding performance-based restricted stock unit awards)	3,975,518
Number of full-value awards outstanding (time- or performance-based restricted stock units, at "maximum" for all performance-based awards)	2,306,325
Number of stock options outstanding[3]	4,117,422
Weighted average remaining term of outstanding options (in years)	6.34
Weighted average exercise price of outstanding options	$ 61.33

As of April 16, 2026, we had 391,332,297 shares of common stock outstanding.

---

1 Employees must be full-time and have one year of service to be eligible. Not available to employees who participate in the Company's management equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining.

2 Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through December 31, 2025 calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through December 31, 2025. Assumes all employees have held the grants as of December 31, 2025.

3 Includes stock options previously granted under the 2013 Plan, with a weighted average remaining term of 1.07 years and weighted average exercise price of $20.00.

BACKGROUND OF DETERMINATION OF SHARES UNDER THE 2026 PLAN

In its determination to approve the 2026 Plan, our Board was motivated by a desire to ensure we have an available pool of shares from which to grant long-term equity-based incentive awards, which our Board believes is a primary incentive and retention mechanism for our employees, consultants and directors. Our Board considered key factors in making its determination, including our historical grant rates, the shares currently available for issuance under the 2017 Plan, and the potential dilution associated with the 2026 Plan.

This review included a consideration of the following key metrics, factors and philosophies:

- In fiscal year 2025, we granted equity awards covering 1,343,265 shares of our common stock. On average, over the fiscal 2023 - 2025 period, we granted 1,278,297 shares annually. The amounts include performance-based restricted stock unit ("PSU") awards based on the achievement of "target" performance goals.

- Our three-year average burn rate was approximately 0.3%, as shown in the following table:

	2023	2024	2025	THREE-YEAR AVERAGE
Stock options granted	762,274	610,222	700,005	690,833
Time-based restricted stock units ("RSUs") granted	450,618	432,853	491,351	458,274
PSUs granted (at "target")	148,423	87,236	151,909	131,804
PSUs vested[1]	443,790	243,518	254,990	314,099
Total Shares Granted[2]	1,361,315	1,130,311	1,343,265	1,278,297
Burn Rate[3]	0.3%	0.3%	0.3%	0.3%
Weighted Average Shares Outstanding (Basic)	404,754,715	403,384,408	398,131,863	402,090,329

(1)   Reflects PSUs that vested in the applicable year based on actual achievement of performance goals. The number of shares subject to PSU awards that were forfeited as of the end of fiscal years 2023, 2024 and 2025 was 85,600, 6,525, and 16,301, respectively.

(2)   "Total Shares Granted" reflects the aggregate amount of options, RSUs and PSUs granted in the applicable year. PSUs assume performance at the "target" performance level.

(3)   Burn Rate reflects the Total Shares Granted divided by Weighted Average Shares Outstanding in the applicable year.

- An additional metric that we use to measure the cumulative dilutive impact of our equity-based awards program is fully diluted overhang, which is the sum of: (1) the number of shares subject to equity awards outstanding but not exercised or settled and (2) the number of shares available to be granted under our equity compensation plans, *divided by* the sum of (A) the total shares of our common stock outstanding, (B) the number of shares of our common stock subject to equity awards outstanding but not exercised or settled, and (C) the number of shares of our common stock available for issuance under our 2017 Plan. Our approximate fully-diluted overhang as of December 31, 2025 was 3.0%. If the 2026 Plan had been approved as of such date, our approximate potential overhang would increase to 4.8% and then would decline over time.

If approved by our stockholders, the aggregate number of shares available for grant under the 2026 Plan would be 11,500,000, plus any shares of our common stock subject to outstanding awards under the 2017 Plan or our 2013 Plan that, after the 2026 Plan Effective Date, are forfeited, terminated, canceled or expire unexercised. If we do not implement a new equity incentive plan prior to the expiration of the 2017 Plan, we would lose an important element of our compensation program that is essential to attract, motivate and retain highly qualified talent, and that aligns the interests of our employees with our stockholders.

In light of the factors described above, our Board believes that the size of the share reserve proposed by the 2026 Plan is reasonable and appropriate at this time.

STOCKHOLDER APPROVAL

As mentioned above, if the 2026 Plan is approved, then an aggregate of 11,500,000 shares of our common stock, plus any shares of our common stock subject to outstanding awards under the 2017 Plan or the 2013 Plan that, after the 2026 Plan Effective Date, are forfeited, terminated, canceled or expire unexercised, will be reserved for issuance pursuant to the 2026 Plan, all of which may be granted as incentive stock options ("ISOs") pursuant to Code Section 422. Approval of the 2026 Plan will constitute approval pursuant to the NYSE stockholder approval requirements applicable to equity compensation plans and approval pursuant to the stockholder approval requirements of Code Section 422 relating to ISOs (to the extent required by the Code). If the 2026 Plan is approved, as of the Effective Date, the Company will only grant Awards under the 2026 Plan; provided, however, Awards under the 2013 Plan and 2017 Plan will remain subject to the terms of the applicable prior plan.

If our stockholders do not approve the 2026 Plan pursuant to this Proposal 4, we will not be able to continue issuing equity-based awards without interruption through the next annual meeting of our stockholders.

MATERIAL TERMS OF THE 2026 PLAN

This section summarizes certain principal features of the 2026 Plan. The summary is qualified in its entirety by reference to the complete text of the 2026 Plan, which is attached as Annex B to this proxy statement.

Purpose

The purpose of the 2026 Plan is to provide a means through which we may attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in our Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The 2026 Plan will be administered by our Compensation Committee. Our Compensation Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2026 Plan. Our Compensation Committee is authorized to, amongst other things, interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2026 Plan and any instrument or agreement relating to, or any award granted under, the 2026 Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as our Compensation Committee deems appropriate for the proper administration of the 2026 Plan; and to make any other determination and take any other action that our Compensation Committee deems necessary or desirable for the administration of the 2026 Plan.

Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, our Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2026 Plan. Any such allocation or delegation may be revoked by our Compensation Committee at any time. Unless otherwise expressly provided in the 2026 Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2026 Plan, or any award or any documents evidencing awards granted pursuant to the 2026 Plan, are within the sole discretion of our Compensation Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Term

The 2026 Plan will become effective on the 2026 Plan Effective Date. The expiration date of the 2026 Plan shall be the tenth anniversary of the 2026 Plan Effective Date. No award may be granted under the 2026 Plan on or after the tenth anniversary of the 2026 Plan Effective Date, and no ISOs may be granted after the tenth anniversary of the date on which the 2026 Plan was adopted by our Board, but awards granted under the 2026 Plan may extend beyond its expiration.

Eligibility

Any employee, director, officer, consultant or advisor to the Company or an affiliate thereof who is selected by our Compensation Committee to participate in the 2026 Plan is eligible to receive an award thereunder. If the 2026 Plan were in effect as of April 16, 2026, approximately 25,000 employees, nine non-employee directors and no consultants or advisors would be eligible to receive awards under the 2026 Plan. Although consultants and advisors are eligible to participate under the terms of the 2017 Plan and will also be eligible to participate under the terms of the 2026 Plan, we have not historically granted any awards to consultants under the 2017 Plan.

Shares Subject to the 2026 Plan

The 2026 Plan provides that 11,500,000 shares of our common stock, plus any shares of our common stock subject to outstanding awards under the 2017 Plan or the 2013 Plan that, after the 2026 Plan Effective Date, are forfeited, terminated, canceled or expire unexercised (in each case, other than any such shares that would have been prohibited to be regranted thereunder if the share recycling provisions of the 2026 Plan applied under either such plan) (the "Absolute Share Limit"), will be available for awards under the 2026 Plan. Of this amount:

*   the maximum aggregate number of shares that may be issued upon exercise of ISOs granted under the 2026 Plan is equal to the Absolute Share Limit; and

*   the maximum number of shares granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during such fiscal year, may not exceed $750,000 in total value.

Except for Substitute Awards (defined below), if an award under the 2026 Plan, 2017 Plan or 2013 Plan is cancelled, forfeited or terminated without the issuance to the participant of the full number of shares subject to such award, such unissued shares will again be available for issuance under the 2026 Plan. However, no shares will be deemed to have been issued in settlement of a SAR or Restricted Stock Unit that only provides for settlement in cash and settles only in cash. Shares withheld or surrendered in payment of the exercise price of an award under the 2026 Plan, 2017 Plan or 2013 Plan, or for taxes relating to such award, will be deemed to constitute shares that were issued to the applicable participant and, accordingly, will not again be available for grant under the 2026 Plan. In addition, shares not issued upon the settlement of a SAR that settles in shares (or could settle in shares) and shares purchased on the open market with cash proceeds from the exercise of Options, will not again become available for other awards under the 2026 Plan. Awards may, in the sole discretion of our Compensation Committee, be granted under the 2026 Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine ("Substitute Awards"), and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as ISOs will count against the ISO limit described above.

Options

We may grant stock options, including ISOs and non-qualified stock options ("NQSOs"), under the 2026 Plan on the terms and conditions set forth in the 2026 Plan, and such other terms and conditions determined by our Compensation Committee that are not inconsistent with the 2026 Plan. All stock options granted under the 2026 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are Substitute Awards). All stock options that are intended to qualify as ISOs must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an ISO and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2026 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as ISOs, such shorter period as prescribed by Section 422 of the Code. If an NQSO would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or Company-imposed "blackout period"), the term will automatically be extended to the 30th day following the end of such period. The exercise price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent at the time the stock option is exercised, (ii) in shares with a fair market value equal to the aggregate exercise price for the shares being purchased (provided that such shares are not subject to any pledge or other security interest and have been held by the participant for at least six months (or another period established by the Compensation Committee in order to avoid adverse accounting treatment)), or (iii) by such other method as our Compensation Committee may permit in its sole discretion, including without limitation, (A) in other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the shares otherwise issuable upon the exercise of the stock option and to deliver to us the amount equal to the aggregate exercise price for the shares being purchased, or (C) a "net exercise" procedure effected by withholding the minimum number of shares of our common stock otherwise issuable in respect of a stock option that is needed to pay the exercise price and any federal, state, local, and non-U.S. income, employment, and other applicable taxes that are required by law to be withheld. Any fractional shares of our common stock will be settled in cash.

Stock Appreciation Rights

Our Compensation Committee may grant stock appreciation rights ("SARs"), with terms and conditions determined by the committee that are not inconsistent with the 2026 Plan. Generally, each SAR will entitle a participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the numbers of shares of common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of our common stock covered by a SAR will be determined by our Compensation Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the SAR is granted (other than in the case of SARs granted in tandem with or in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

Our Compensation Committee may grant restricted shares of our common stock or RSUs. RSUs represent the right to receive, upon vesting and the expiration of the applicable restricted period (or applicable deferral period), one share of common stock for each RSU, or, in our Compensation Committee's sole discretion, the cash value thereof (or any combination thereof). Holders of restricted shares of our common stock will, subject to the other provisions of the 2026 Plan, generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including the right to vote such restricted shares of common stock (except that any dividends payable on such restricted shares of common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such restricted shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding RSUs will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at our Compensation Committee's sole discretion, in shares of common stock having a value equal to the amount of such dividends (and interest may, at our Compensation Committee's sole discretion, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the committee), which will be payable at the same time as the underlying RSUs are settled following the release of restrictions on such RSUs.

Other Equity-Based Awards

Our Compensation Committee may issue awards other than those described above that are (i) payable by delivery of our common stock and/or (ii) measured by reference to the value of our common stock, in any case, with terms and conditions that are not inconsistent with the 2026 Plan.

Cash-Based Incentive Awards

Our Compensation Committee may grant cash-based awards under the 2026 Plan.

Effect of Certain Events on the 2026 Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or of our other securities, issuance of warrants or other rights to acquire shares of our common stock or of our other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2026 Plan), or (b) unusual or nonrecurring events affecting our Company, including changes in applicable rules, rulings, regulations or other requirements that our Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event described in the foregoing clauses (a) and (b), an "Adjustment Event") our Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (i) the Absolute Share Limit, or any other limits applicable under the 2026 Plan with respect to the number of awards which may be granted thereunder, (ii) the number of shares of our common stock or other securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2026 Plan or any sub-plan and (iii) the terms of any outstanding award, including, without limitation, (A) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (B) the exercise price or strike price with respect to any award or (C) any applicable performance measures. In the case of an "equity restructuring" (within the meaning of the Financial Accounting Standards Board (FASB)

Accounting Standards Codification (ASC) Topic 718 (or any successor pronouncement thereto)), the Compensation Committee will make an equitable or proportionate adjustment to awards outstanding under the 2026 Plan to reflect the equity restructuring.

In connection with a Change in Control (as defined in the 2026 Plan), our Compensation Committee may, in its discretion, provide for any one or more of the following: (i) substitution or assumption of awards; (ii) to the extent that the surviving entity (or affiliate thereof) of such Change in Control does not substitute or assume the awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any awards; *provided*, that with respect to any performance-vested awards, any such acceleration of vesting, exercisability, or lapse of restrictions shall be based on actual performance through the date of such Change in Control ; and (iv) cancellation of any one or more outstanding awards and payment to the holders holding vested awards (after taking into account any vesting acceleration) the value of such awards, if any, as determined by our Compensation Committee (which if applicable may be based upon the price per share of common stock received or to be received by our other stockholders in such event), including without limitation, in the case of options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or SAR over the aggregate exercise price thereof. For the avoidance of doubt, our Compensation Committee may cancel any stock option or SAR for no consideration if the fair market value of the shares subject to such option or SAR is less than or equal to the aggregate exercise price or strike price of such stock option or SAR.

Non-Transferability of Awards

An award will not be transferable or assignable by a participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our affiliates. Our Compensation Committee may, in its sole discretion, permit awards (other than ISOs) to be transferred, including transfers to a participant's family members, any trust established solely for the benefit of a participant or such participant's family members, any partnership or limited liability company of which a participant, or a participant and a participant's family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as "charitable contributions" for tax purposes.

Amendment and Termination

Our Board may amend, alter, suspend, discontinue, or terminate the 2026 Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination will be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the 2026 Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the 2026 Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the 2026 Plan. Any amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual's consent.

Our Compensation Committee may, to the extent consistent with the terms of the 2026 Plan and any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively; provided, that subject to certain exceptions, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not be effective without the consent of the affected participant.

No Repricing

Absent stockholder approval, except as otherwise permitted under the 2026 Plan in connection with an Adjustment Event or Change in Control, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (2) our Compensation Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR, and (3) our Compensation Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

Our Compensation Committee may, in its sole discretion, provide, as part of an award, dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other 2026 Plan awards or other property, on such terms and conditions as may be determined by our Compensation Committee in its sole discretion. Any dividends or dividend equivalents or other similar payments in respect of an award of restricted stock or RSUs that is subject to vesting conditions will be subject to the same vesting conditions that apply to the related award. No dividends or dividend equivalents may be payable in respect of options or SARs.

Clawback/Repayment

All awards will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our Board or our Compensation Committee and as in effect from time to time, and (ii) applicable law. Further, unless otherwise determined by our Compensation Committee, to the extent a participant receives any amount in excess of the amount that such participant should otherwise have received under the terms of an award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error) a participant will be required to repay any such excess amount.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2026 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

- *ISOs*. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, a participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and a participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that a participant recognizes ordinary income on disposition of the shares.

- *NQSOs*. If an optionee is granted an NQSO under the 2026 Plan, the optionee should not have taxable income on the grant of the NQSO. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such NQSO. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

- *Other Awards*. The current federal income tax consequences of other awards authorized under the 2026 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

SECTION 409A OF THE CODE

Certain types of awards under the 2026 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2026 Plan and awards granted under the 2026 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2026 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

NEW PLAN BENEFITS

The number of awards that our named executive officers, directors, other executive officers and other employees and consultants may receive under the 2026 Plan in the future will be determined in the discretion of our Board or Compensation Committee, and neither our Board nor Compensation Committee has made any determination to make future grants to any persons under the 2026 Plan as of the date of this Proxy Statement. Therefore, it is not possible to determine the future benefits that will be received by these participants under the 2026 Plan.

VOTE REQUIRED

Approval of the 2026 Plan will require the affirmative vote of the majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on the proposal. Abstentions will be counted as a vote "AGAINST" the proposal and broker non-votes will have no effect on the outcome of the proposal.

BOARD RECOMMENDATION

Our Board recommends a vote "**FOR**" the approval of the adoption of the Ingersoll Rand Inc. 2026 Omnibus Incentive Plan.

Ownership of Securities

The following table and accompanying footnotes set forth information known to the Company regarding the beneficial ownership of our common stock as of April 16, 2026 (or as of the date otherwise indicated below) by: (1) each person known to us to beneficially own more than 5% of our common stock, (2) each of the named executive officers, (3) each of our current directors and (4) all of our current directors and current executive officers as a group.

As of April 16, 2026, there were 391,332,297 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes common stock of which that person has the right to acquire beneficial ownership within 60 days of April 16, 2026. Fractional shares have been rounded to the nearest share.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF COMMON STOCK OUTSTANDING
Beneficial Owners of More than 5%		
The Vanguard Group[1]	45,383,585	11.6%
Capital World Investors[2]	32,118,760	8.2%
BlackRock, Inc.[3]	28,911,292	7.4%
T. Rowe Price Investment Management, Inc.[4]	21,791,309	5.6%
Directors and Named Executive Officers:		
Vicente Reynal[5][6]	1,260,013	*
Kathleen Keene[5]	30,727	*
Vikram Kini[5]	205,649	*
Andrew Schiesl[5]	54,746	*
Michael A. Weatherred[5]	149,919	*
William P. Donnelly[5]	101,630	*
Jerome Guillen	—	—
Jennifer Hartsock[5]	7,864	*
John Humphrey	26,592	*
Marc E. Jones	26,401	*
Aurobind Satpathy	—	—
JoAnna L. Sohovich	5,427	*
Mark P. Stevenson	11,706	*
Michelle Swanenburg	1,876	—
All current directors and current executive officers as a group (16 persons)[5][6]	1,922,233	*

*   Less than 1 percent

1.   Beneficial ownership information is based on information contained in the Schedule 13G/A filed on February 13, 2024 on behalf of The Vanguard Group. According to the schedule, included in the shares of our common stock listed above as beneficially owned by The Vanguard Group are 0 shares over which The Vanguard Group has sole voting power, 503,163 shares over which The Vanguard Group has shared voting power, 43,682,229 shares over which The Vanguard Group has sole dispositive power and 1,701,356 shares over which The Vanguard Group has shared dispositive power. According to the schedule, The Vanguard Group's clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the

power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported therein. No one other person's interest in the securities reported is more than 5%. The address of the principal business office of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. On March 27, 2026, the Vanguard Group filed a 13G/A, which subsequently reported that due to an internal realignment, certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment. The filing notes that in accordance with SEC Release No. 34-39538 (January 12, 1998), The Vanguard Group, Inc. no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions and it no longer has, or is deemed to have, beneficial ownership over Company securities, which are now beneficially owned by various Vanguard subsidiaries and/or business divisions.

2. Beneficial ownership information is based on information contained in the Schedule 13G/A filed on November 13, 2025 by Capital World Investors, which reported sole voting power over 31,968,872 shares, shared voting power over 0 shares, sole dispositive power over 32,118,760 shares and shared dispositive power over 0 shares. The 13G/A reports that Capital World Investors ("CWI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." The principal business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

3. Beneficial ownership information is based on information contained in the Schedule 13G/A filed on April 17, 2025 by BlackRock, Inc. in which BlackRock, Inc. reported that it has sole voting power over 26,075,287 shares, shared voting power over 0 shares, sole dispositive power over 28,911,292 shares and shared dispositive power over 0 shares. BlackRock, Inc. indicated the following subsidiaries in the schedule: BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock France SAS, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors, BlackRock Advisors (UK) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

4. Beneficial ownership information is based on information contained in the Schedule 13G filed on February 17, 2026 by T. Rowe Price Investment Management, Inc., which reported sole voting power over 20,849,408 shares, shared voting power over 0 shares, sole dispositive power over 21,773,735 shares and shared dispositive power over 0 shares. The principal business address of T. Rowe Price Investment Management, Inc. is 1307 Point Street, Baltimore, MD 21231.

5. The number of shares reported includes 1,876 RSUs held by Ms. Swanenburg that are set to vest into shares of common stock within 60 days of April 16, 2026 and shares covered by options that are currently exercisable, as follows: Mr. Reynal, 805,177; Ms. Hepding, 15,007; Ms. Keene, 25,472; Mr. Kini, 103,062; Mr. Schiesl, 40,915; Mr. Weatherred, 82,187; Mr. Emmerich, 5,702; Mr. Donnelly, 44,799; all current directors and current executive officers as a group, 1,124,197.

6. The number of shares reported includes 75,000 shares held in a trust for the benefit of Mr. Reynal's descendants, 147,802 shares held in a trust for the benefit of Mr. Reynal and his spouse and 22,500 shares held in a trust for the benefit of Mr. Reynal's spouse and descendants.

Transactions with Related Persons

Since January 1, 2025, there were no "related person transactions" requiring disclosure under SEC rules and regulations.

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person transaction policy." Our related person transaction policy requires that (a) any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved or ratified by an approving body comprised of the disinterested members of our Board of Directors or any committee of the Board of Directors (provided that a majority of the members of the Board of Directors or such committee, respectively, are disinterested) and (b) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee of the Board of Directors or recommended by the Compensation Committee to the Board of Directors for its approval. In connection with the review and approval or ratification of a related person transaction:

- management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent" or "non-employee" director, as applicable, under the rules and regulations of the SEC and the NYSE.

Stockholder Proposals for the 2027 Annual Meeting

If any stockholder wishes to propose a matter for consideration at our 2027 Annual Meeting of Stockholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036. To be eligible under the SEC's stockholder proposal rule (Rule 14a-8 of the Exchange Act) for inclusion in our 2027 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by our Corporate Secretary on or before December 25, 2026. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

In addition, our proxy access bylaw permits a stockholder or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two directors or 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the informational and other requirements specified in our Bylaws. Pursuant to the proxy access bylaw, a stockholder wishing to nominate a director must provide notice to the Corporate Secretary at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Company's definitive proxy statement was released to stockholders in connection with the prior year's Annual Meeting. Accordingly, to be timely for inclusion in the proxy materials for the Company's 2027 Annual Meeting, the Company must receive a stockholder's notice to nominate a director using the Company's proxy materials between November 25, 2026 and December 25, 2026, inclusive.

Our Bylaws also permit stockholders to nominate directors (other than pursuant to the proxy access bylaw described above) and present other business for consideration at our Annual Meeting of Stockholders. To make a director nomination or present other business for consideration at the Annual Meeting of Stockholders to be held in 2027, you must submit a timely notice in accordance with the procedures described in our Bylaws. To be timely, a stockholder's notice shall be delivered to the Corporate Secretary at the principal executive offices of our Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Therefore, to be presented at our Annual Meeting to be held in 2027, such a proposal must be received on or after February 11, 2027, but not later than March 13, 2027. In the event that the date of the Annual Meeting of Stockholders to be held in 2027 is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of this year's Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the Annual Meeting of Stockholders to be held in 2027 and not later than the later of the 90th day prior to such Annual Meeting of Stockholders to be held in 2027 or ten (10) calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in our Bylaws. The proxy solicited by the Board for the 2027 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals which are considered untimely. In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Bylaws for the 2027 Annual Meeting of Stockholders, then such stockholder must provide proper written notice that sets forth the information required by Rule 14a-19 under the Exchange Act to our Corporate Secretary, subject to the requirements and deadlines above. Rule 14a-19 shall not extend any deadline set forth under the Bylaws.

Householding of Proxy Materials

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding common stock but sharing the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a stockholder of record and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days. Stockholders of record may also contact us at this address or telephone number if you are receiving multiple copies of proxy materials or Notices of Internet Availability and would like to request delivery of a single copy of such materials.

Additionally, for registered holders, if, at any time, you no longer wish to participate in householding, upon written or oral request, we will promptly deliver separate copies of the Proxy Materials to any stockholder at a shared address to which a single copy of the Proxy Materials was delivered and who wishes to receive separate copies of the Proxy Materials. Stockholders receiving multiple copies of the Proxy Materials may likewise request that we deliver single copies of such documents in the future. Stockholders may notify us of their requests by calling or writing us at: Corporate Secretary, Ingersoll Rand Inc., 525 Harbour Place Drive, Suite 600, Davidson, North Carolina 28036.

Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you are a beneficial owner, information regarding householding of proxy materials should have been forwarded to you by your bank, broker or nominee. Once you have received notice from your broker that they will be householding materials to your address, householding will generally continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Andrew Schiesl

Corporate Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (www.irco.com) and click on "Financials—SEC Filings" under the "Investors" heading.

Copies of our Annual Report on Form 10-K for the year ended December 31, 2025, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Corporate Secretary
Ingersoll Rand Inc.
525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

Annex A

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Proxy Statement contains ''forward-looking statements'' within the meaning of the ''safe harbor provisions'' of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this Proxy Statement, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as ''estimates,'' ''expects,'' ''contemplates,'' ''will,'' ''anticipates,'' ''projects,'' ''plans,'' ''intends,'' ''believes,'' ''forecasts,'' ''may,'' ''should,'' and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Proxy Statement. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in our Annual Report on Form 10-K as such factors may be updated from time to time in our periodic filings with the SEC, which are available on the SEC's website at http://www.sec.gov. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Any forward-looking statements speak only as of the date of this Proxy Statement and we undertake no obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

In addition to consolidated GAAP financial measures, Ingersoll Rand reviews various non-GAAP financial measures, including ''Adjusted EBITDA,'' ''Adjusted EBITDA Margin,'' ''Adjusted Diluted EPS,'' ''Supplemental Adjusted EBITDA,'' ''Supplemental Adjusted Revenue,'' ''Supplemental Adjusted EBITDA Margin,'' ''Free Cash Flow,'' ''Free Cash Flow Margin,'' and ''Adjusted Free Cash Flow.''

Ingersoll Rand believes Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, and Supplemental Adjusted EBITDA Margin are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as they exclude certain items that are unusual in nature or whose fluctuation from period to period do not necessarily correspond to changes in the operations of Ingersoll Rand's business. Ingersoll Rand believes Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, and Supplemental Adjusted EBITDA Margin are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as it provides supplemental information about the Company's financial performance for 2020 on a combined basis as if the Merger had occurred on January 1, 2019.

Adjusted EBITDA represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue. Adjusted Diluted EPS is defined as Adjusted Net Income Attributable to Ingersoll Rand Inc. divided by Adjusted Diluted Average Shares Outstanding. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Adjusted Diluted EPS are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future.

Supplemental Adjusted EBITDA represents Adjusted EBITDA as if the Merger had occurred on January 1, 2019. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Supplemental Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future. Supplemental Adjusted Revenue represents revenue for the Company as if the Merger had occurred on January 1, 2019.

Ingersoll Rand uses Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow to review the liquidity of its operations. Ingersoll Rand measures Free Cash Flow as cash flows from operating activities less capital expenditures, and Adjusted Free Cash Flow as cash flows from operating activities less capital expenditures and other adjustments. Free Cash Flow Margin is defined as Free Cash Flow divided by Revenue. Ingersoll Rand believes Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow are useful supplemental financial measures for management and investors in assessing the Company's ability to pursue business opportunities and investments and to service its debt. Free Cash Flow and Adjusted Free Cash Flow are not measures of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and Ingersoll Rand's board of directors regularly use these measures as tools in evaluating the Company's operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, Ingersoll Rand believes that Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin and Adjusted Free Cash Flow should not be considered as alternatives to net income, diluted earnings per share or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing Ingersoll Rand's results as reported under GAAP.

Reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow to their most comparable U.S. GAAP financial metrics for historical periods are presented in the tables below.

INGERSOLL RAND INC. AND SUBSIDIARIES
ADJUSTED FINANCIAL INFORMATION
(Dollars in millions)

	FOR THE YEARS ENDED DECEMBER 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Revenues	$7,650.9	$7,235.0	$6,876.1	$5,916.3	$5,152.4
Adjusted EBITDA	$2,093.8	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Adjusted EBITDA Margin	27.4%	27.9%	26.0%	24.3%	23.1%
Adjusted Diluted EPS	$3.34	$3.29	$2.96	$2.36	$2.09
Free Cash Flow	$1,220.1	$1,247.6	$1,272.0	$770.8	$563.7
Free Cash Flow Margin	15.9%	17.2%	18.5%	13.0%	10.9%

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED NET INCOME AND CASH
FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO FREE CASH FLOW
(Unaudited; in millions)

	FOR THE YEARS ENDED DECEMBER 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Net Income	$ 588.8	$ 846.3	$ 785.1	$ 608.5	$ 565.0
Less: Income from discontinued operations	—	—	—	0.5	121.0
Less: Income tax benefit (provision) from discontinued operations	—	—	—	14.7	(79.4)
Income from Continuing Operations, Net of Tax	588.8	846.3	785.1	593.3	523.4
Plus:					
Interest expense	253.9	213.2	156.7	103.2	87.7
Provision (benefit) for income taxes	219.4	262.5	240.0	149.6	(21.8)
Depreciation expense	113.8	105.0	87.9	81.8	85.1
Amortization expense	387.5	373.0	367.5	347.6	332.9
Impairment of intangible assets	273.4	13.9	—	—	—
Restructuring and related business transformation costs	51.7	32.3	22.9	32.3	18.8
Acquisition and other transaction related expenses and non-cash charges	26.0	59.8	63.9	40.7	65.2
Stock-based compensation	53.0	58.8	51.9	85.6	95.9
Foreign currency transaction losses (gains), net	18.6	3.2	5.1	(5.9)	(12.0)
Loss (income) on equity method investments	127.1	24.0	6.0	(0.7)	11.4
Loss on extinguishment of debt	—	3.0	13.5	1.1	9.0
Adjustments to LIFO inventories	17.8	6.7	12.0	36.1	33.2
Cybersecurity incident costs	(1.3)	0.5	2.3	—	—
Loss on asbestos sale	—	58.8	—	—	—
Gain on settlement of post-acquisition contingencies	—	—	—	(6.2)	(30.1)
Interest income on cash and cash equivalents	(30.0)	(43.3)	(28.8)	(8.0)	—
Other adjustments	(5.9)	0.4	0.8	(15.7)	(6.8)
Adjusted EBITDA	$2,093.8	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Minus:					
Interest expense	253.9	213.2	156.7	103.2	87.7
Income tax provision, as adjusted	397.9	385.2	345.2	267.3	120.7
Depreciation expense	113.8	105.0	87.9	81.8	85.1
Amortization of non-acquisition related intangible assets	10.1	8.7	10.0	18.8	17.0
Interest income on cash and cash equivalents	(30.0)	(43.3)	(28.8)	(8.0)	—
Adjusted Net Income	$1,348.1	$1,349.3	$1,215.8	$ 971.7	$ 881.4
Free Cash Flow:					
Cash flows from operating activities from continuing operations	1,355.7	1,396.7	1,377.4	865.4	627.8
Minus:					
Capital expenditures	135.6	149.1	105.4	94.6	64.1
Free Cash Flow	$1,220.1	$1,247.6	$1,272.0	$ 770.8	$ 563.7

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME ATTRIBUTABLE TO
INGERSOLL RAND INC. AND ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions)

	FOR THE YEARS ENDED DECEMBER 31,		
	2025	**2024**	**2023**
Net Income	$ 588.8	$ 846.3	$ 785.1
Plus:			
Provision for income taxes	219.4	262.5	240.0
Amortization of acquisition related intangible assets	377.4	364.3	357.5
Impairment of intangible assets	273.4	13.9	—
Restructuring and related business transformation costs	51.7	32.3	22.9
Acquisition and other transaction related expenses and non-cash charges	26.0	59.8	63.9
Stock-based compensation	53.0	58.8	51.9
Foreign currency transaction losses (gains), net	18.6	3.2	5.1
Loss on equity method investments	127.1	24.0	6.0
Loss on extinguishment of debt	—	3.0	13.5
Adjustments to LIFO inventories	17.8	6.7	12.0
Cybersecurity incident costs	(1.3)	0.5	2.3
Loss on asbestos sale	—	58.8	—
Other adjustments	(5.9)	0.4	0.8
Minus:			
Income tax provision, as adjusted	397.9	385.2	345.2
Adjusted Net Income	1,348.1	1,349.3	1,215.8
Less: Net income attributable to noncontrolling interest	7.4	7.7	6.4
Adjusted Net Income Attributable to Ingersoll Rand Inc.	$1,340.7	$1,341.6	$1,209.4
Adjusted Basic Earnings Per Share[1]	$ 3.37	$ 3.33	$ 2.99
Adjusted Diluted Earnings Per Share[2]	$ 3.34	$ 3.29	$ 2.96
Average shares outstanding:			
Basic, as reported	398.1	403.4	404.8
Diluted, as reported	401.0	407.2	409.0
Adjusted diluted[2]	401.0	407.2	409.0

1. Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2. Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF DILUTED NET INCOME PER SHARE TO
ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions, except per share amounts)

	FOR THE YEARS ENDED DECEMBER 31,	
	2022	2021
Diluted Net Income Per Share (As Reported)[1]	$ 1.47	$ 1.34
Less: Diluted Net Income Per Share from Discontinued Operations (As Reported)[1]	0.04	0.10
Diluted Net Income Per Share from Continuing Operations (As Reported)[1]	1.44	1.24
Plus:		
Provision (benefit) for income taxes	0.36	(0.05)
Amortization of acquisition related intangible assets	0.80	0.75
Restructuring and related business transformation costs	0.08	0.05
Acquisition related expenses and non-cash charges	0.10	0.15
Stock-based compensation	0.21	0.23
Foreign currency transaction gains, net	(0.01)	(0.03)
Loss on equity method investments	—	0.03
Loss on extinguishment of debt	—	0.02
Adjustments to LIFO inventories	0.09	0.08
Gain on settlement of post-acquisition contingencies	(0.02)	(0.07)
Other adjustments	(0.04)	(0.02)
Minus:		
Income tax provision, as adjusted	0.65	0.29
Adjusted Diluted Earnings Per Share[2]	$ 2.36	$ 2.09
Average shares outstanding:		
Basic, as reported	405.3	414.8
Diluted, as reported	410.2	421.2
Adjusted diluted[2]	410.2	421.2

1. Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2. Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO
ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Cash Flow from Operating Activities from Continuing Operations	$653.5
Plus:	
Synergy delivery and stand-up related costs	153.4
Adjusted Cash Flow from Operating Activities	806.9
Minus:	
Capital expenditures	42.0
Adjusted Free Cash Flow	$764.9

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Ingersoll Rand	
Supplemental Adjusted Revenue (non-GAAP)	$4,344.4
Supplemental Adjusted EBITDA (non-GAAP)	$ 933.9
Supplemental Adjusted EBITDA Margin (non-GAAP)	21.5%

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP REVENUE TO SUPPLEMENTAL ADJUSTED REVENUE BY SEGMENT AND FOR THE COMPANY
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020		
	GAAP REVENUE	**ADJUSTMENTS**[1]	**SUPPLEMENTAL ADJUSTED REVENUE**
Segment			
Industrial Technologies & Services	$3,248.2	$291.8	$3,540.0
Precision & Science Technologies	725.0	79.4	804.4
Total Company	$3,973.2	$371.2	$4,344.4
	ADJUSTED EBITDA	**ADJUSTMENTS**[1]	**SUPPLEMENTAL ADJUSTED EBITDA**
Segment			
Industrial Technologies & Services	$759.8	$40.3	$ 800.1
Precision & Science Technologies	220.2	20.4	240.6
Total Segments	$980.0	$60.7	$1,040.7

1. For the year ended December 31, 2020, the "Adjustments" column represents the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity. As it relates to adjustments to Segment Adjusted EBITDA,these amounts are impacted by the merged Company's corporate costs, a portion of which is allocated to the business segments.

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
AND SUPPLEMENTAL ADJUSTED EBITDA
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Net Income (Loss) (GAAP)	$ (32.4)
Less: Income from discontinued operations	26.0
Less: Income tax provision from discontinued operations	(1.6)
Income (loss) from continuing operations, net of tax	(56.8)
Plus[1]:	
Interest expense	111.1
Provision for income taxes	11.4
Depreciation expense	75.3
Amortization expense	335.1
Impairment of intangible assets	19.9
Restructuring and related business transformation costs	88.0
Acquisition related expenses and non-cash charges	181.5
Stock-based compensation	47.0
Foreign currency transaction losses, net	18.6
Loss on extinguishment of debt	2.0
Shareholder litigation settlement recoveries	—
Adjustments to LIFO inventories	39.8
Other adjustments	5.2
Adjusted EBITDA[1]	878.1
Additional Segment Adjusted EBITDA Adjustments[2]:	
Industrial Technologies & Services	$ 40.3
Precision & Science Technologies	20.4
Incremental corporate expenses not allocated to segments	(4.9)
Supplemental Adjusted EBITDA	933.9

1. These amounts are reported in accordance with US GAAP and have not been adjusted to reflect the pro forma impact of a full quarter of the combined Ingersoll Rand.

2. These "Additional Segment Adjusted EBITDA Adjustments" represent the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity in the twelve month period ended December 31, 2020. The incremental corporate expenses not allocated to segments represent additional corporate expenses incurred by the Company to operate the combined Ingersoll Rand.

Annex B

INGERSOLL RAND INC.
2026 OMNIBUS INCENTIVE PLAN

1. Purpose. The purpose of the Ingersoll Rand Inc. 2026 Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company's stockholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) "2013 Plan" means the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. and its Subsidiaries, and "2017 Plan" means the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan, as it may be amended and restated from time to time.

(b) "Absolute Share Limit" has the meaning given to such term in Section 5(b) of the Plan.

(c) "Adjustment Event" has the meaning given to such term in Section 12(a) of the Plan.

(d) "Affiliate" means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(e) "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award and Cash-Based Incentive Award granted under the Plan.

(f) "Award Agreement" means the document or documents by which each Award (other than a Cash-Based Incentive Award) is evidenced, which may be in written or electronic form.

(g) "Board" means the Board of Directors of the Company.

(h) "Cash-Based Incentive Award" means an Award denominated in cash that is granted under Section 11 of the Plan.

(i) "Cause" means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) "Cause," as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Cause" contained therein), the Participant's (A) willful neglect in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties or carry out, or comply with, reasonable written instructions from the Participant's supervisor to the extent such instructions are lawful and within the reasonable scope of the Participant's duties for the Service Recipient; (B) engagement in conduct in connection with the Participant's employment or service with the Service Recipient, which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group; (C) commission at any time of any act or omission that results in, or may reasonably be expected to result in, a conviction, guilty plea, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for (I) any felony; (II) any crime involving moral turpitude, theft, fraud, dishonesty or misrepresentation; or (III) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group or the circumstances of which crime substantially relate to the Participant's employment duties with the Company; (D) excessive absenteeism not related to authorized leave that materially interferes with the performance of the Participant's duties for the Service Recipient, other than due to a physical or mental impairment that, with the passage of time, would constitute a disability; (E) violation of the material written policies or procedures of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (F) fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or any other member of the Company Group; (G) act of personal dishonesty that involves personal profit in connection with the Participant's employment or service to the Service Recipient or an attempt to obtain a personal profit from a transaction in which the Company or any other member of the Company Group has an interest, and which constitutes a corporate opportunity, or which is adverse to the interests of the Company or any other member of the Company Group, unless the transaction was approved in writing by the Participant's supervisor after full disclosure of all details related to such transaction; (H) material breach of an agreement between the Participant and any member of the Company Group; or (I) prior to a Change in Control, the Participant's failure to perform such Participant's duties to the Service Recipient to such minimum performance standards as may be established from time to time by the Service Recipient, so long as the Service Recipient has provided the Participant notice of such unsatisfactory performance and at least ten (10) days to improve any unsatisfactory performance.

(j) "Change in Control" means:

(i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; *provided*, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(k) "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(l) "Committee" means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(m) "Common Stock" means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(n) "Company" means Ingersoll Rand Inc., a Delaware corporation (formerly known as Gardner Denver Holdings, Inc.), and any successor thereto.

(o) "Company Group" means, collectively, the Company and its Subsidiaries.

(p) "Date of Grant" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(q) "Designated Foreign Subsidiaries" means all members of the Company Group that are organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(r) "Disability" means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) "Disability," as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Disability" contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the occupation at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(s) "Effective Date" means [_____], 2026[1].

(t) "Eligible Person" means any (i) individual employed by any member of the Company Group; *provided, however*, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(u) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(v) "Exercise Price" has the meaning given to such term in Section 7(b) of the Plan.

(w) "Fair Market Value" means, on a given date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; *provided*, *however*, as to any Awards granted on or with a Date of Grant of the date of the pricing of the Company's initial public offering, "Fair Market Value" shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(x) "GAAP" has the meaning given to such term in Section 7(d) of the Plan.

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[1] NTD: to correspond to date of stockholder approval.

(y) "Immediate Family Members" has the meaning given to such term in Section 14(b) of the Plan.

(z) "Incentive Stock Option" means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa) "Indemnifiable Person" has the meaning given to such term in Section 4(e) of the Plan.

(bb) "Nonqualified Stock Option" means an Option which is not designated by the Committee as an Incentive Stock Option.

(cc) "Non-Employee Director" means a member of the Board who is not an employee of any member of the Company Group.

(dd) "Option" means an Award granted under Section 7 of the Plan.

(ee) "Option Period" has the meaning given to such term in Section 7(c) of the Plan.

(ff) "Other Equity-Based Award" means an Award that is not an Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit, that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock, and/or (ii) measured by reference to the value of Common Stock.

(gg) "Participant" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(hh) "Permitted Transferee" has the meaning given to such term in Section 14(b) of the Plan.

(ii) "Person" means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(jj) "Plan" means this Ingersoll Rand Inc. 2026 Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(kk) "Qualifying Director" means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

(ll) "Restricted Period" means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(mm) "Restricted Stock" means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(nn) "Restricted Stock Unit" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) "SAR Period" has the meaning given to such term in Section 8(c) of the Plan.

(pp) "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(qq) "Service Recipient" means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(rr) "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

(ss) "Strike Price" has the meaning given to such term in Section 8(b) of the Plan.

(tt) "Subsidiary" means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of such entity's voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(uu) "Substitute Award" has the meaning given to such term in Section 5(e) of the Plan.

(vv) "Sub-Plans" means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States of America, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit and the other limits specified in Section 5(b) shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ww) "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient for any reason (including death).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; *provided, however*, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated in accordance with applicable law, except with respect to grants of Awards to Persons (i) who are Non-Employee Directors, or (ii) who are subject to Section 16 of the Exchange Act.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board or the Committee or any employee or agent of any member of the Company Group (each such Person, an "Indemnifiable Person") shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); *provided*, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, pursuant to applicable law, under an individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b) Share Reserve and Limits. As of the Effective Date, the Company will only grant Awards under the Plan; provided, however, Awards under the 2013 Plan and 2017 Plan will remain subject to the terms of the applicable prior plan. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 12 of the Plan, no more than 11,500,000 shares of Common Stock, plus any shares of Common Stock subject to outstanding awards under the 2017 Plan or the 2013 Plan that, after the Effective Date, are forfeited, terminated, canceled or expire unexercised shall be available for Awards under the Plan (in each case, other than any such shares that would have been prohibited to be regranted thereunder if the last sentence of Section 5(c) of this Plan applied under either such plan) (such aggregate number of shares, the "Absolute Share Limit"); (ii) subject to Section 12 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(c) <u>Share Counting</u>. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, or terminated without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares will again be available for grant under the Plan. Shares of Common Stock shall be deemed to have been issued in settlement of Awards if the Fair Market Value equivalent of such shares is paid in cash; *provided*, *however*, that no shares shall be deemed to have been issued in settlement of a SAR or Restricted Stock Unit that only provides for settlement in cash and settles only in cash or in respect of any Cash-Based Incentive Award. In no event shall (i) shares tendered or withheld on exercise of Options or other Awards for the payment of the exercise or purchase price or withholding taxes, (ii) shares not issued upon the settlement of a SAR that settles in shares of Common Stock (or could settle in shares of Common Stock), or (iii) shares purchased on the open market with cash proceeds from the exercise of Options, again become available for other Awards under the Plan.

(d) <u>Source of Shares</u>. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase or a combination of the foregoing.

(e) <u>Substitute Awards</u>. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines ("<u>Substitute Awards</u>"). Substitute Awards shall not be counted against the Absolute Share Limit; *provided*, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

(f) <u>Minimum Vesting Requirement</u>. Notwithstanding any other provision of the Plan to the contrary, Awards that are payable in shares of Common Stock shall vest no earlier than the first anniversary of the date on which the Award was granted; *provided*, that the foregoing minimum vesting requirement does not apply to: (i) Substitute Awards, (ii) shares of Common Stock delivered in lieu of fully vested cash-based obligations, and (iii) Awards with respect to a maximum of five percent (5%) of the maximum number of shares of Common Stock that may be granted under the Plan pursuant to Section 5(b) of the Plan (subject to adjustment under Section 12 of the Plan). Notwithstanding the foregoing minimum vesting requirement, the Committee may, in its discretion, provide for accelerated vesting or exercisability of an Award in connection with a Participant's death or Disability or in connection with or following a Change in Control, in the terms of an Award Agreement or otherwise.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) <u>General</u>. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; *provided*, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price ("Exercise Price") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); *provided, however*, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee.

(ii) Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the "Option Period"); *provided*, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider trading policy (or Company-imposed "blackout period"), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(iii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant's Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant's Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant's Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period); provided, that, in the case of subclause (B) or (C) of this Section 7(c)(iii), if the applicable exercise period with respect to such Option (other than an Incentive Stock Option) would expire on a date when (A) trading in the shares of Common Stock is prohibited by the Participant by the Company's insider trading policy (or Company-imposed "blackout period" applicable to the Participant), and (B) the Fair Market Value exceeds the Exercise Price per share on such expiration date, then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes that are required to be withheld under applicable law, as determined in accordance with Section 14(d) hereof. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option and any other exercise procedure established by the Committee, accompanied by payment of the Exercise Price. Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, the Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); *provided*, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles ("GAAP")); or (ii) by such other method as the Committee may permit, in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any Federal, state, local and non-U.S. income, employment and any other applicable taxes that are required to be withheld under applicable law, as determined in accordance with Section 14(d) hereof. Unless otherwise determined by the Committee, any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) the date that is two (2) years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price ("Strike Price") per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee.

(ii) SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the "SAR Period"); *provided*, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider trading policy (or Company-imposed "blackout period"), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) <u>General</u>. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) <u>Stock Certificates and Book-Entry; Escrow or Similar Arrangement</u>. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable; and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 14(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock; *provided*, that any dividends payable on shares of Restricted Stock shall be held by the Company and delivered (without interest) to the Participant within fifteen (15) days following the date on which the restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate). To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c) <u>Vesting</u>. Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee.

(d) <u>Issuance of Restricted Stock and Settlement of Restricted Stock Units</u>.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or the Participant's beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that are attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant's beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; *provided, however*, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award Agreement, the holder of outstanding

Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and, if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(e) Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book entry notation substantially in the form of the following, subject to any modifications as determined by the Board in its discretion, and in addition to any other information the Board deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE INGERSOLL RAND INC. 2026 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN INGERSOLL RAND INC. AND PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF INGERSOLL RAND INC.

10. Other Equity-Based Awards. The Committee may grant Other Equity-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement, including, without limitation, those set forth in Section 14(a) of the Plan.

11. Cash-Based Incentive Awards. The Committee may grant Cash-Based Incentive Awards under the Plan to any Eligible Person. Each Cash-Based Incentive Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time.

12. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Cash-Based Incentive Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control); or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an "Adjustment Event"), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; *provided*, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring.

(b) Change in Control. Without limiting the foregoing, in connection with any Change in Control, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards, or to the extent that the surviving entity (or Affiliate thereof) of such Change in Control does not substitute or assume the Awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any Awards; *provided*, *however*, that with respect to any performance-vested Awards, any such acceleration of vesting, exercisability, or lapse of restrictions shall be based on actual performance through the date of such Change in Control; and

(ii) cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event pursuant to clause (i) above), the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor).

For purposes of clause (i) above, an award will be considered granted in substitution of an Award if it has an equivalent value (as determined consistent with clause (ii) above) with the original Award, whether designated in securities of the acquiror in such Change in Control transaction (or an Affiliate thereof), or in cash or other property (including in the same consideration that other stockholders of the Company receive in connection with such Change in Control transaction), and retains the vesting schedule applicable to the original Award.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 12, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant's Awards; (ii) bear such Participant's pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 12 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 12 shall be conclusive and binding for all purposes and holders of Awards shall not be entitled to any additional compensation as a result of any such action taken by the Committee.

13. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, that no such amendment, alteration, suspension, discontinuance or termination shall be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 12 of the Plan); or (iii) it would materially modify the requirements for participation in the Plan; *provided, further*, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to Section 13(c) of the Plan without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant's Termination); provided, that, other than pursuant to Section 12, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

(c) No Repricing. Notwithstanding anything in the Plan to the contrary, without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR; and (iii) the Committee may not take any other action which is considered a ''repricing'' for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14. General.

(a) Award Agreements. Each Award (other than a Cash-Based Incentive Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to (A) any Person who is a ''family member'' of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the ''Immediate Family Members''); (B) a trust solely for the benefit of the Participant and the Participant's Immediate Family Members; (C) a partnership or limited liability company whose only partners or equityholders are the Participant and the Participant's Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as ''charitable contributions'' for federal income tax purposes (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a ''Permitted Transferee''); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the

Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant's Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents. The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends or dividend equivalents, payable in cash, shares of Common Stock, other securities, other Awards or other property, on such terms and conditions as may be determined by the Committee in its sole discretion; *provided*, that, except as is specifically provided in Section 12(a), dividend equivalents will not be paid (or accrue) on unexercised Options or SARs and, if granted in connection with any other Award that is subject to vesting conditions, dividends or dividend equivalents shall be subject to the same vesting conditions that apply to the related Award.

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment and/or other applicable taxes that are required to be withheld under applicable law in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy, all or any portion of the minimum income, employment and/or other applicable taxes that are required to be withheld under applicable law with respect to an Award by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant's relevant tax jurisdictions).

(e) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant's participation in the Plan.

(f) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(g) <u>International Participants</u>. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h) <u>Designation and Change of Beneficiary</u>. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant's death. A Participant may, from time to time, revoke or change the Participant's beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; *provided, however*, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant's spouse or, if the Participant is unmarried at the time of death, the Participant's estate.

(i) <u>Termination</u>. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(j) <u>No Rights as a Stockholder</u>. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) <u>Government and Other Regulations</u>.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company and/or the Participant's sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable); over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (B) in the case of Restricted Stock, Restricted Stock Units or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant's affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant's spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(r) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT'S RIGHTS OR OBLIGATIONS UNDER THE PLAN OR ANY APPLICABLE AWARD AGREEMENT.

(s) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered ''deferred compensation'' subject to Section 409A of the Code, references in the Plan to ''termination of employment'' (and substantially similar phrases) shall mean ''separation from service'' within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a ''specified employee'' within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are ''deferred compensation'' subject to Section 409A of the Code and which would otherwise be payable upon the Participant's ''separation from service'' (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six (6) months after the date of such Participant's ''separation from service'' or, if earlier, the date of the Participant's death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code; or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

(v) Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(w) Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is "deferred compensation" subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(x) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.


VALUES
We foster inspired teams
We are bold in our aspirations while moving forward with humility and integrity
We think and act like owners
We are committed to making our customers successful
STRATEGIC IMPERATIVES
EXECUTION
Deploy Talent
Accelerate Growth
Lead Sustainably
Expand Margins
Allocate Capital Effectively
INGERSOLL RAND
IRX®
EXECUTION EXCELLENCE

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